                                                                   EXHIBIT 99(h)

                                    FORM F-2
                         ANNUAL REPORT UNDER SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994
                        FDIC CERTIFICATE NUMBER 22797-8

                                   METROBANK
                (Exact name of bank as specified in its charter)

                                   California
         (State or other jurisdiction of incorporation or organization)

                                   95-3271474
                    (I.R.S. Employer Identification Number)

               10900 Wilshire Boulevard, Los Angeles, California
                         (Address of Principal Office)

                                     90024
                                   (Zip Code)

                                 (310) 824-5700
                 (Bank's telephone number, including area code)

             Securities registered under Section 12(b) of the Act:
                           Common Stock, No Par Value
                                (Title of Class)

                            American Stock Exchange
                  (Name of each exchange on which registered)

             Securities registered under Section 12(g) of the Act:
                                      None

Indicate by check mark if the bank, as a "small business issuer" as defined under 17 CFR 240.12b-2, is providing alternative disclosures as permitted for small business issuers in this Form F-2 or any amendment of this Form F-2. / /

Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes  X     No
                                   ---       ---
Aggregate Market Value of Common Stock held by Non-affiliates at March 27,
1995:    $49,710,260  (1)

Number of shares of Common Stock outstanding as of March 27, 1995:  5,377,124

Documents Incorporated by Reference:
1994 Annual Report Parts I, II and IV and 1994 Proxy Statement Parts I and III

(1) Non-affiliates are all shareholders except Directors, Executive Officers, and Principal Shareholders of the Bank.

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                          NUMBER
PART I
Item 1.  Business                                                                             3
Item 2.  Properties                                                                           9
Item 3.  Legal Proceedings                                                                   10
Item 4.  Security Ownership of Certain Beneficial Owners and Management                      11

PART II

Item 5.  Market for the Bank's Common Stock and Related Security Holder Matters              12
Item 6.  Selected Financial Data                                                             13
Item 7.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations                                       14
Item 8.  Consolidated Financial Statements and Supplementary Data                            31

PART III

Item 9.  Directors and Executive Officers of the Bank                                        32
Item 10. Management Compensation and Transactions                                            32

PART IV

Item 11. Exhibits, Financial Statement Schedules, and Reports on Form F-3                    33

EXHIBITS

- -        Exhibit Index                                                                       34
- -        Supplemental Schedules                                                              37

- -        Schedule I    -  Securities                                                         38
- -        Schedule II   -  Loans to Officers, Directors, Principal Security
                          Holders, and any Associates of the Foregoing Persons               39
- -        Schedule III  -  Loans and Lease Financing Receivables                              40
- -        Schedule IV   -  Bank Premises and Equipment                                        41
- -        Schedule V    -  Investments in Income from Dividends and Equity in
                          Earnings or Losses of Subsidiaries and Associated Companies        42
- -        Schedule VI   -  Allowance for Possible Loan Losses                                 43

Signatures                                                                                   44

Consent of Independent Public Accountants                                                    46
Report of Independent Public Accountants on Supplementary Schedules                          47
Management's Report on Financial Information                                                 48

Exhibit 6.4 - 1994 Metrobank Annual Report

ITEM 1.  BUSINESS

GENERAL

         Metrobank (the "Bank") is a California state chartered bank originally incorporated as a national association on January 16, 1979. The Bank offers a full range of commercial banking services, including the making of commercial loans, accounts receivable loans, various types of consumer loans, and real estate construction loans and commercial mortgage loans; the acceptance of checking, interest-bearing checking (NOW), money market, savings and time deposits; and the provision of traveler's checks, check guarantees, safe deposit and other customary non-deposit banking services. The Bank does not issue VISA or MasterCard credit cards, but is a merchant depository for cardholder drafts under both types of credit cards. At the present time the Bank does not have a trust department; however, the Bank makes arrangements with correspondent banks to provide trust services. The Bank also provides international banking services for its customers.

         Although the Bank offers certain consumer banking services as an accommodation to its existing business banking customers, the Bank does not emphasize this "retail" portion of its business. Accordingly, the Bank does not offer free checking accounts, Saturday or extended banking hours, or drive-through tellers. Management feels strongly that all banking services should be offered only if they are profitable and, if offered, should be charged for on a competitive basis unless the account relationship provides sufficient earnings through its demand deposit balances to more than offset the cost of the services provided. The Bank has been offering certain mutual funds and other non-deposit investments through an affiliation with Standard Chartered Bank. This division of Standard Chartered Bank has recently been acquired by First Interstate Bank which has given the Bank notice of termination of the affiliation. The Bank expects to enter into an alternative arrangement to be able to offer such products to its customers. There have been no other significant changes in the kind of services offered by the Bank in the past three fiscal years.

         The Bank converted from a national association to a California state chartered institution on November 1, 1988. Additionally, in 1988, the Bank received approval from the California State Banking Department to establish a wholly-owned subsidiary, Metrocorp, Inc. (Metrocorp), which could directly invest in real estate projects. The real estate plan filed with the State banking regulators allows Metrocorp to invest in the following types of projects: single family residences, apartment complexes, commercial office buildings, shopping centers, industrial projects or land development projects. Neither the Bank nor Metrocorp has made any investments in real estate since 1990 and do not contemplate any such investments in the future.

         As of December 31, 1994, Metrocorp had an investment in a low income housing project amounting to approximately $16.2 million. The Bank intends to hold this investment for a fifteen year period as part of its commitment to comply with the Community Reinvestment Act and has applied to the Federal Deposit Insurance Corporation ("FDIC") for its consent to do so. Additionally, the Bank is able to take advantage of low income housing tax credits which are generated by the project which causes its effective tax rate for federal purposes to approximate the federal alternative minimum tax rate.

         On August 31, 1994, the Bank entered into an agreement to acquire the National Bank of Long Beach from its Danish parent, Topdanmark Bank A/S. According to the terms of the agreement, the Bank will purchase all outstanding common and preferred National Bank of Long Beach stock for cash at the net book value on December 31, 1994, subject to certain valuation adjustments. The due diligence review of National Bank of Long Beach by the Bank was completed on October 28, 1994. The acquisition, approved by the FDIC subsequent to year-end, is scheduled to be completed during the second quarter of 1995.

         As of December 31, 1994, National Bank of Long Beach had $143.0 million in gross loans and $198.7 million in total deposits. Shareholders' equity at year-end totalled $28.0 million. Additionally, the Bank has agreed to acquire from Topdanmark Bank A/S, participation interests in certain nonclassified performing loans, which are currently participated from the National Bank of Long Beach to its parent, these loans total approximately $10.0 million to $15.0 million.

         It is anticipated that the Bank will be required to raise between $7.0 million and $10.0 million of new capital. At this time, the Bank has not determined whether to raise the new capital via a public offering or a private placement.

OFFICES

         The Bank's overall business plan is to become one of the prominent regional banks operating in Southern California, providing banking services primarily to entrepreneurs with companies that have sales volumes up to $50 million per annum. To attain this goal, the Bank strives to acquire high quality personnel and attractive and prominent facilities in communities that are well-recognized centers of commerce. This is reflected in the establishment of the Los Angeles Headquarters Office in the 17-story Murdock Plaza in the heart of Westwood at Wilshire and Westwood Boulevards; the South Bay Regional Head Office in the Del Amo Financial Center in Torrance; the Orange County Regional Head Office located in Koll Center in Newport Beach; the San Fernando Valley Regional Head Office located in the Warner Center Plaza in the West San Fernando Valley; and the San Diego Regional Head Office, located in the Mission Valley area of San Diego. In addition, the Bank maintains centralized loan, finance and administrative facilities in Torrance.

         The principal executive offices of the Bank are located at 10900 Wilshire Boulevard, Los Angeles, California 90024. The telephone number of the Bank is (310) 824-5700.


COMPETITION

         The banking business in California, and specifically in the market area served by the Bank, is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. The Bank competes for deposits and loans primarily with other commercial banks, including many of which are much larger than the Bank, as well as with non-bank financial institutions, including savings and loan associations, credit unions, and investment banking firms.

         Among the advantages which major banks have over the Bank is the ability to conduct large advertising campaigns and to allocate their assets, including loans, to regions of highest demand and yield. Additionally, these institutions have higher lending limits than the Bank.


LENDING ACTIVITIES

         The Bank primarily originates commercial, real estate construction, commercial mortgage, accounts receivable and other consumer loans through its lending division and through relationships its banking officers have created by way of prior business contacts, customer relationships presently at the Bank, or through the active solicitation of new business.

         The Bank's loan portfolio totalled approximately $614.3 million at December 31, 1994, an increase of approximately $48.1 million, or 8% from December 31, 1993. At December 31, 1994, the loan portfolio represented approximately 58% of the Bank's total assets.


COMMERCIAL AND ASSET BASED LOANS

         Commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. These loans typically have maturities ranging from 30 days to 1 year. The Bank also makes "term loans" which have maturities normally ranging from one to five years. Short-term loans provide for periodic interest payments, with principal being paid quarterly or at maturity. Term loans normally provide for monthly payments of principal and interest. At December 31, 1994, commercial loans outstanding totalled $84.1 million.

          Asset based loans are made primarily to provide working funds to medium sized businesses. Such loans are provided on a revolving, non-notification basis with advances made against eligible receivables and inventory. These loans are variable rate, tied to the Bank's prime index. At December 31, 1994, outstanding asset based loans totalled $44.6 million.

         The Bank occasionally extends lines of credit to business customers. On business credit lines, the Bank specifies a maximum amount which it stands ready to lend the customer during a specified period in return for which the customer agrees to maintain its primary banking relationship with the Bank. The purposes for which such loans will be used and the security therefore, if any, are generally determined before the Bank's commitment is extended. Normally, the Bank does not make loan commitments in material amounts for periods in excess of one year.

REAL ESTATE LOANS

         The real estate loan portfolio consists primarily of real estate construction, commercial mortgage, and commercial loans secured by real estate. The construction loans typically have a maturity of six to twelve months, are variable rate, with principal due at maturity. It has been the policy of the Bank at the completion of the construction loan to request that the borrower secure permanent financing to pay off the interim construction loan. The commercial mortgage loans typically have a five year maturity, are variable rate with principal due at maturity. Commercial loans secured by real estate typically have maturities ranging from 30 days to 1 year, and "term loans" have maturities normally ranging from one to five years. Short-term loans provide for periodic interest payments, with principal being paid quarterly or at maturity. Term loans normally provide for monthly payments of principal and interest. At December 31, 1994, real estate loans outstanding totalled $373.8 million.


CONSUMER LOANS

         Consumer loans are loans made to individuals and businesses, banker's acceptances, cash reserve and overdraft, and installment loans. These loans typically provide for the monthly payment of both principal and interest, with an interest rate that is competitive with current market interest rates and which may be fixed. The term of these loans varies from one day to five years. At December 31, 1994, consumer loans totalled $111.8 million.


LOAN LOSS RESERVE

         Reserves for losses on loans are established by the Bank's credit review committee in accordance with generally accepted accounting principles. Assets are classified in accordance with FDIC guidelines. As a general rule, the FDIC regulations require that problem assets be classified as either "Substandard", "Doubtful", or "Loss" depending on the likelihood that the loan will be collected. These regulations also require that the Bank charge off any "Loss" loan or establish a specific allowance for loan losses equal to the entire classified amount and that the Bank establish an appropriate amount of general allowances for loan losses on performing loans as well. During 1994, 1993 and 1992, the Bank provided $3.6 million, $8.8 million and $5.2 million, respectively, as a provision for estimated losses on loans or for real estate acquired through foreclosure. At December 31, 1994, 1993 and 1992, the Bank's loan loss reserve as a percentage of total loans was 2.08%, 2.31% and 1.91%, respectively.

         This decrease in the Bank's loan loss reserve ratio in comparing 1994 to 1993 was due to the decision by management to reduce the reserve to a level which was adequate to absorb known and inherent risks in the loan portfolio and take into account the decrease in net charge-offs to total loans of 0.66% in 1994 compared to 1.07% in 1993.

OTHER REAL ESTATE OWNED (OREO)

         At December 31, 1994, the Bank had $3.5 million in real estate acquired in satisfaction of loans. The Bank records these properties at the lower of cost or fair value at the date of transfer to OREO.


DEPOSITS

         The Bank offers a variety of deposit accounts including passbook accounts, fixed-rate, fixed-term accounts, demand deposit accounts, money market accounts, and special purpose accounts (such as bankruptcy funds). The accounts vary as to terms, the principal differences being the minimum balance required, the maturity period, interest rate, the manner of paying interest, and withdrawal limitations and penalties. Interest rates paid and minimum balance requirements vary from time to time as determined by the Bank in accordance with applicable regulations and changing market conditions. The Bank's policy has been to offer a wide variety of rates and savings plans to fit the needs of the deposit base while also conforming to the Bank's cash flow requirements. The table on pages 19 and 20 of Management's Discussion and Analysis sets forth the average balances outstanding for the period.

         At December 31, 1994, the Bank had concentrations of demand deposits within the escrow and title companies. To a large extent these deposits are generated as a result of the Bank's providing at no cost, various banking related services, or paying for others to provide such services. These expenses are allocated to the customer's accounts through an account analysis, whereby the customer is required to maintain minimum balances in their demand deposit account. Total demand deposits averaged $460.7 million for December of 1994, of this amount, approximately $279.1 million or 61% was escrow and title related.

         To respond to changes in the Bank's deposit structure, the Bank actively solicits time certificates of deposit, both locally and nationally. These deposits range in duration from 30 days to one year, for which the Bank pays market rates of interest on amounts of approximately $100,000. At December 31, 1994, approximately $61.1 million of the Bank's certificates of deposit were related to this funding source.


INTEREST RATE RISK MANAGEMENT

         The Bank manages interest rate risk through the Asset/Liability Management Committee (ALCO). In addition to managing the Bank's exposure to changes in interest rates, the ALCO Committee's responsibilities include managing the Bank's liquidity position, ensuring the Bank has adequate collateral to fund collateralized deposit growth gathering activities and borrowing activities, and to define operating strategies and implement such strategies through defining products, product pricing strategies and execution of financial transactions.

         The Bank's financial position and results of operation are effected by changes in the interest rate environment. Since interest-earning assets and interest-bearing liabilities have various repricings and maturities, changes in interest rates may result in an increase or decrease in net interest income.
It is the responsibility of the Bank's ALCO to manage its exposure to fluctuations in interest rate changes. An institution's interest rate sensitivity can be measured by its "gap" (which represents the difference between the maturities or rate change dates on interest earning assets and interest bearing liabilities within a period). In general, banks try to match the repricing intervals in amounts of their assets and liabilities to limit their sensitivity to interest rate fluctuations. Banks that are asset sensitive with more assets subject to repricing earlier than liabilities benefit in periods of rising interest rates because the assets command higher earnings rates earlier than the liabilities funding them and generate earnings that can be reinvested at higher rates. Banks that are liability sensitive benefit in periods of declining rates but suffer when rates increase because funding for comparatively lower yielding assets becomes more expensive. In a rising rate environment, liability sensitive banks need to pay more in interest to retain existing liabilities and maintain liquidity. To offset this exposure, the ALCO has several alternatives; it can extend the maturities of its time certificates of deposit, increase its relative mix of variable rate interest-earning assets or enter into off-balance sheet hedging transactions.


EMPLOYEES

         At December 31, 1994, the Bank employed 288 individuals including 5 executive officers and a total of 120 other officers. The Bank's employees are not represented by a union. The Bank has never experienced a work stoppage and management of the Bank believes that its employee relations are satisfactory. Management of the Bank also believes that the benefits provided by the Bank to its employees are competitive when compared to similar financial institutions.

ITEM 2.  PROPERTIES

         During the year ended December 31, 1994, the Bank leased office space at an aggregate annual rent of approximately $2.9 million. The space is used for the Bank's executive and business offices. The unexpired lease terms range from nine months to nine years with options to renew for up to ten years. The average unexpired lease term of material leases is four years. The Murdock Plaza lease expires in 2001 (with an option to extend to 2011); the Del Amo Financial Center lease expires in 1995; the Koll Center lease expires in 2002 (with an option to extend to 2012); the Warner Center lease expires in 1999 (with an option to extend to 2005); the Mission Valley lease expires in 1995 (with 2 five year options to extend); the lease for the Bank's Administrative Loan Office in Torrance expires in 1995 (with a 5 year option to extend) and the lease for the Bank's deposit operations facilities at the World Trade Center in Los Angeles expires in 2004 (with a five year option to extend).

         For additional information relating to the Bank's future leasehold commitments, see footnote 13 on page 30 of the Bank's 1994 Annual Report to Shareholders, attached as Exhibit 6.4 and incorporated herein by this reference.

ITEM 3.  LEGAL PROCEEDINGS

         The Bank is a defendant in a number of lawsuits which have arisen in the ordinary course of its business. It is the opinion of management of the Bank that although it is not possible to assess with certainty the ultimate outcome of some of these actions at the present time, resolution of the matters will not have a material adverse effect on either the Bank or any of its subsidiaries' financial condition or results of operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The information required by Item 4 is omitted since the information called for is included in a definitive proxy statement which will be filed with the FDIC within 120 days after the end of the most recent fiscal year and such proxy statement is incorporated herein by this reference.

                                    PART II

ITEM 5.  MARKET FOR THE BANK'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

         For information concerning the market for the Bank's common stock and related security holder matters, see "Securities Activity" on page 35 of the Bank's 1994 Annual Report to Shareholders, attached hereto as Exhibit 6.4 and incorporated herein by this reference.

ITEM 6.  SELECTED FINANCIAL DATA

         For selected financial data concerning the Bank see "Selected Financial Data" on page 17 of the Bank's 1994 Annual Report to Shareholders, attached hereto as Exhibit 6.4 and incorporated herein by this reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

         Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant trends relating to the Bank's financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It should be read in conjunction with the consolidated financial statements and related notes to the financial statements of the Bank appearing elsewhere in this report. The consolidated financial statements include the accounts of Metrobank (the "Bank"), a California state chartered bank, and its wholly owned subsidiary, Metrocorp, Inc.

ACQUISITION OF NATIONAL BANK OF LONG BEACH

         On August 31, 1994, the Bank entered into a definitive agreement to acquire the National Bank of Long Beach from its Danish parent, Topdanmark Bank A/S. According to the terms of the agreement, the Bank will purchase all outstanding common and preferred National Bank of Long Beach stock for cash at the net book value on December 31, 1994, subject to certain valuation adjustments. The due diligence review of National Bank of Long Beach by the Bank was completed on October 28, 1994. The acquisition, approved by the Federal Deposit Insurance Corporation (FDIC) subsequent to year-end, is scheduled to be completed during the second quarter of 1995.

         As of December 31, 1994, National Bank of Long Beach had $143.0 million in gross loans and $198.7 million in total deposits. Shareholders' equity at year-end totalled $28.0 million. Additionally, the Bank has agreed to acquire participation interests in certain non-classified performing loans held by Topdanmark Bank A/S, which are currently participated from the National Bank of Long Beach to its parent, these loans total approximately $10.0 million to $15.0 million.

         It is anticipated that the Bank will be required to raise between $7 and $10 million of new capital. At this time, the Bank has not determined whether to raise the new capital via public offering or a private placement.


NET INTEREST INCOME

         The Bank's operating results depend primarily on the level of net interest income (the difference between the interest earned on loans and investments less interest expense on deposits and other liabilities). A primary factor affecting the level of net interest income is the Bank's interest rate margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as the difference between the relative amounts of average interest-earning assets and interest-bearing liabilities.

         The following table shows the average balances of the Bank's assets, liabilities, and shareholders' equity and the percentage distribution of the items computed using average daily balances for the periods indicated:



                                                                             1994                           1993
                                                                     ---------------------          --------------------
($ IN THOUSANDS)                                                      AVERAGE         % OF           AVERAGE        % OF
                                                                      BALANCE        TOTAL           BALANCE       TOTAL
                                                                     ---------------------          --------------------
Assets
      Cash and cash equivalents                                      $ 80,380         8.5%          $ 72,072        8.0%
      Federal funds sold                                               11,184         1.2%             8,217        0.9%
      Investment securities                                           238,364        25.2%           238,696       26.6%
      Investment in real estate                                        16,531         1.7%            18,558        2.1%
      Loans, net                                                      575,637        60.9%           530,706       59.3%
      Accrued interest receivable                                       5,974         0.6%             5,718        0.6%
      Other real estate owned, net                                      5,706         0.6%             9,570        1.1%
      Premises and equipment                                            2,672         0.3%             2,897        0.3%
      Other assets                                                      9,809         1.0%            10,134        1.1%

                                                                     ---------------------          --------------------
                 Total assets                                        $946,257       100.0%          $896,568      100.0%


                                                                               1994                          1993
                                                                     ---------------------          --------------------
($ IN THOUSANDS)                                                      AVERAGE         % OF           AVERAGE        % OF
                                                                      BALANCE        TOTAL           BALANCE       TOTAL
                                                                     ---------------------          --------------------
Liabilities and Shareholders' Equity
Deposits:
      Time certificates                                              $125,003        13.2%          $139,714       15.6%
      Other deposits                                                  718,346        75.8%           655,792       73.1%

                                                                     ---------------------          --------------------
      Total deposits                                                  843,349        89.0%           795,506       88.7%


      Securities sold under agreement to repurchase
      and funds purchased                                              28,480         3.1%            29,625        3.3%
      Accrued interest payable                                            721         0.1%               768        0.1%
      Other liabilities                                                 6,473         0.7%             9,129        1.0%

                                                                     ---------------------          --------------------
                 Total liabilities                                    879,023        92.9%           835,028       93.1%


Shareholders' equity:
      Common stock                                                     35,019         3.7%            34,325        3.8%
      Guarantee of ESOP loan                                              (69)         - %              (414)        - %
      Undivided profits                                                31,732         3.3%            27,629        3.1%
      Unrealized gain on securities available for sale                    552         0.1%                 -         - %

                                                                     ---------------------          --------------------
                 Total shareholders' equity                            67,234         7.1%            61,540        6.9%

                                                                     ---------------------          --------------------
                 Total liabilities and shareholders' equity          $946,257       100.0%          $896,568      100.0%

      The Bank's net interest income before provision for possible loan losses was $52.9 million for the year ended December 31, 1994 compared to $48.4 million for the year ended December 31, 1993.

      Interest and fee income increased to $66.6 million in 1994 from $61.1 million in 1993. Average earning assets for 1994 were $838.7 million, up from $789.4 in 1993. This increase in earning assets resulted in an increase in interest income of $4.2 million. The average rate on earning assets for 1994 was 7.94%, an increase of 21 basis points from 1993. This change was due to a rising short-term interest rate environment experienced during 1994, which resulted in an additional $1.3 million in interest income.

      Interest expense increased to $13.7 million for the year ended December 31, 1994 from $12.6 million for the year ended December 31, 1993. Inasmuch as the Bank funds its liquidity needs with short-term interest-bearing deposits, the frequent repricing of these deposits was impacted by the substantial increase in interest rates.

      The following table presents the average amounts outstanding for the major categories of the Bank's interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon:

                                                                             YEAR ENDED DECEMBER 31,
    ($ IN THOUSANDS)                                          ----------------------------------------------------
INTEREST-EARNING ASSETS:                                        1994                 1993                   1992
                                                                ----                 ----                   ----
Funds Sold:
     Average outstanding                                      $ 11,184             $  8,217               $  1,385
     Average yield                                               4.61%                2.92%                  3.61%
     Interest income                                          $    516             $    240               $     50
                                                              --------             --------               --------

Investment Securities:
     Average outstanding                                      $238,364             $238,696               $235,532
     Average yield                                               5.80%                6.50%                  7.68%
     Interest income                                          $ 13,833             $ 15,517               $ 18,083
                                                              --------             --------               --------

Gross Loans:
     Average outstanding                                      $589,141             $542,466               $508,784
     Average yield                                               8.87%                8.35%                  8.58%
     Interest income                                          $ 52,253             $ 45,302               $ 43,631
                                                              --------             --------               --------

Total Interest-Earning Assets:
     Average outstanding                                      $838,689             $789,379               $745,701
     Average yield                                               7.94%                7.74%                  8.28%
     Interest income                                          $ 66,602             $ 61,059               $ 61,764
                                                              --------             --------               --------

INTEREST-BEARING LIABILITIES
NOW and money market demand accounts:
     Average outstanding                                      $281,201             $272,092               $225,431
     Average yield                                               2.53%                2.34%                  3.06%
     Interest expense                                         $  7,125             $  6,356               $  6,892
                                                              --------             --------               --------

Savings Deposits:
     Average outstanding                                      $ 11,311             $ 14,320               $ 19,757
     Average yield                                               2.00%                2.25%                  2.98%
     Interest expense                                         $    226             $    322               $    589
                                                              --------             --------               --------

Time Deposits:
     Average outstanding                                      $125,003             $139,714               $170,269
     Average yield                                               4.12%                3.57%                  3.91%
     Interest expense                                         $  5,147             $  4,990               $  6,659
                                                              --------             --------               --------

Securities sold under agreement to repurchase,
funds purchased and other liabilities:
     Average outstanding                                      $ 28,480             $ 29,625               $ 40,683
     Average yield                                               4.18%                3.26%                  4.10%
     Interest expense                                         $  1,190             $    966               $  1,666
                                                              --------             --------               --------
Capitalized carrying costs                                    $      -             $      -               $    (65)

Total Interest-Bearing Liabilities:
     Average outstanding                                      $445,995             $455,751               $456,140
     Average yield                                               3.07%                2.77%                  3.45%
     Interest expense                                         $ 13,688             $ 12,634               $ 15,741
                                                              --------             --------               --------
Net interest income                                           $ 52,914             $ 48,425               $ 46,023
Avg. net yield on interest-earning assets                        6.31%                6.13%                  6.17%
                                                              ----------------------------------------------------

     Loan interest and fee income for the year ended December 31, 1994 was $52.3 million, an increase of $7.0 million from $45.3 million for 1993. This increase resulted from an increase in average loans of $46.7 million over the
prior year, which increased interest income by $4.2 million.   The average
interest rate earned on loans during 1994 was 8.87%, which was a 52 basis point increase from 8.35% for the prior year. This increase in interest rates resulted in an additional $2.8 million in loan interest income.

     Interest on investment securities was $13.8 million in 1994, a decrease of $1.7 million from 1993. The average interest rate on investment securities was 5.80% for 1994, as compared to 6.50% for 1993. This decrease of 70 basis points in the yield on investment securities is primarily attributable to the reinvestment of $145 million of investment proceeds into comparable securities in the lower rate environment of 1993, which resulted in a decrease of $1.7 million in interest income. This trend is expected to reverse in 1995 as the reinvestment of maturing securities will occur in a higher rate environment.

     The following table summarizes the maturity of the Bank's investment securities and their weighted average yield as of December 31, 1994:

                                                                                                   WEIGHTED
                                                               PRINCIPAL             BOOK          AVERAGE
TYPE AND MATURITY GROUPING                                        AMOUNT             VALUE         YIELD
- --------------------------                                     --------------------------------------------
                                                                               ($ IN THOUSANDS)
Available for Sale:
U.S. Treasury securities:
        Within one year                                          $ 10,000          $  9,934         4.06%
        After one year but within two years                        55,000            55,045         6.73%
        After two years but within five years                           -                 -             -
        After five years but within ten years                           -                 -             -
                                                                 --------          --------         -----
               Total U.S. Treasury securities                      65,000            64,979         6.32%

Federal Home Loan Bank Stock                                        2,979             2,979         5.20%

Held to Maturity:
U.S. Treasury securities:
        Within one year                                            40,000            40,514         5.56%
        After one year but within two years                        70,000            72,400         5.02%
        After two years but within five years                           -                 -             -
        After five years but within ten years                           -                 -             -
                                                                 --------          --------         -----
                                                                  110,000           112,914         5.23%

Mortgage-backed securities and collateralized
        mortgage obligations:
        Within one year                                                 -                 -             -
        After one year but within two years                         1,461             1,511             -
        After two years but within five years                      34,908            35,298             -
        Total mortgage-backed securities and                     --------          --------         -----
        collateralized mortgage obligations                        36,369            36,809         7.19%

Other securities:
        After five years but within ten years                         200               200         6.63%
                                                                 --------          --------         -----
               Total other securities                                 200               200         6.63%

               Total securities                                  $214,548          $217,881         5.89%
                                                                 ========          ========         =====

        Interest expense on time deposits was $5.1 million for the year ended December 31, 1994, as compared to $5.0 million in 1993. This increase of $100,000 is due to a 55 basis point increase in the average cost of funds to 4.12% in 1994, which resulted in an additional expense of $700,000. This increase in the cost of funds was offset by a decrease in average balances of $14.7 million which resulted in a $600,000 reduction in interest expense.

        Interest expense on other interest-bearing deposits was $7.4 million in 1994, as compared to $6.7 million in 1993. This increase is due to a $6.1 million increase in average deposits which resulted in an increased cost of approximately $200,000. Additionally, the cost of these funds increased approximately 18 basis points which resulted in an increase in interest expense of $500,000.

        Interest expense on borrowed funds was $1.2 million for 1994 compared to $1.0 million for 1993. While the average amount outstanding remained relatively unchanged, the average borrowing rate was 4.18% in 1994, up from 3.26% in 1993 increasing interest expense by $300,000.

        The following table summarizes certain information regarding the sources, types and amounts of certain of the Bank's average deposit balances during December 1994:





   ($ IN THOUSANDS)
- -----------------------------------------------------------------------------------------------------------------------
                                                                     INTEREST                                PERCENT OF
                                               DEMAND                BEARING              TOTAL              AVG. TOTAL
SOURCE OF DEPOSITS                             DEPOSITS              DEPOSITS             DEPOSITS           DEPOSITS
- -----------------------------------------------------------------------------------------------------------------------
Insolvency trustees                            $ 51,452              $169,755             $221,207             24.6%

Commercial industry                              92,386                83,424              175,810             19.5%

Escrow companies                                208,478                26,827              235,305             26.2%

Title companies                                  70,677                 4,204               74,881              8.3%

Entertainment industry                           24,979                33,423               58,402              6.5%

Other industry                                   12,690               121,596              134,286             14.9%
                                               --------              --------             --------            ------

     Total                                     $460,662              $439,229             $899,891            100.0%
                                               ========              ========             ========            ======
- -----------------------------------------------------------------------------------------------------------------------

    The following table shows the Bank's average deposits for each of the periods indicated below, based upon average daily balances:


($ IN THOUSANDS)                                                        YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------------------
                                                       1994                       1993                        1992
                                               -------------------        --------------------        ------------------
                                                AVERAGE      % OF          AVERAGE       % OF          AVERAGE     % OF
                                                BALANCE      TOTAL         BALANCE       TOTAL         BALANCE     TOTAL
                                               -------------------        --------------------        ------------------
Demand deposits                                $425,834      50.5%        $369,380       46.4%        $331,505     44.4%

NOW & Super-NOW accounts                         17,926       2.1%          17,885        2.2%          14,156      1.9%

Savings accounts                                 11,310       1.3%          14,320        1.8%          19,757      2.6%

Money market accounts                           263,276      31.2%         254,207       32.0%         211,275     28.3%

Time certificates of deposits                   125,003      14.9%         139,714       17.6%         170,269     22.8%
                                               -------------------        --------------------        ------------------
      Total deposits                           $843,349     100.0%        $795,506      100.0%        $746,962    100.0%
                                               ========     ======        ========      ======        ========    ======


    The table below details the changes in interest income and interest expense by component, and the amount of change attributable to variations in interest rates, and variations in average balances.

                             YEAR ENDED 12/31/94 OVER 1993   YEAR ENDED 12/31/93 OVER 1992   YEAR ENDED 12/31/92 OVER 1991
                             -----------------------------   -----------------------------   -----------------------------
                                TOTAL                           TOTAL                           TOTAL
                              INCREASE   CHANGE    DUE TO:    INCREASE   CHANGE    DUE TO:    INCREASE    CHANGE    DUE TO:
($ IN THOUSANDS)             (DECREASE)   RATE     VOLUME    (DECREASE)   RATE     VOLUME    (DECREASE)    RATE     VOLUME
- ---------------------------------------------------------------------------------------------------------------------------
Interest income:
Loans & bankers'
   acceptances                 $ 6,951   $ 2,811    $4,140     $ 1,671   $(1,010)  $ 2,681      $(3,416)  $(8,104)  $ 4,688
Other interest income              276       139       137         190       (10)      200           74        58        16
Investment securities           (1,684)   (1,665)      (19)     (2,566)   (2,772)      206        1,009    (1,325)    2,334
- ---------------------------------------------------------------------------------------------------------------------------
Total interest income            5,543     1,285     4,258        (705)   (3,792)    3,087       (2,333)   (9,371)    7,038
- ---------------------------------------------------------------------------------------------------------------------------
Interest expense:
Time deposits                      157       766      (609)     (1,669)     (577)   (1,092)      (7,752)   (5,061)   (2,691)
Other deposits                     673       520       153        (803)   (1,771)      968       (1,928)   (3,768)   (1,840)
Funds purchased and
   securities sold under
   agreements to repurchase        224       272       (48)       (700)     (339)     (361)         234      (350)      584
Capitalized interest                 -         -         -          65         -        65          219         -       219
- ---------------------------------------------------------------------------------------------------------------------------
Total interest expense           1,054     1,558      (504)     (3,107)   (2,687)     (420)      (9,227)   (9,179)      (48)
- ---------------------------------------------------------------------------------------------------------------------------
Net interest income            $ 4,489   $  (273)   $4,762     $ 2,402   $(1,105)  $ 3,507      $ 6,894   $  (192)  $ 7,086
===========================================================================================================================

    The Bank's net interest income before provision for possible loan losses was $48.4 million for the year ended December 31, 1993, as compared to $46.0 million for the year ended December 31, 1992. The increase in net interest income was primarily due to a $3.1 million decrease in interest expense. Net interest income was further enhanced by a $1.7 million increase in loan interest and fee income, and was offset by a $2.4 million decrease in investment and federal funds sold interest income.

    Interest and fee income decreased to $61.1 million in 1993 from $61.8 million in 1992. Due primarily to a declining interest rate environment, the average rate on earning assets was 7.74%, as compared to 8.28% for 1992. This decrease in yields resulted in a lower interest income of $3.8 million. This decrease was offset by an increase in average earning assets of $43.7 million, which increased income by $3.1 million.

    Interest expense decreased to $12.6 million for the year ended December 31, 1993, from $15.7 million for the year ended December 31, 1992. The decrease of $3.1 million is primarily attributable to a 66 basis point decrease in interest-bearing liabilities. Inasmuch as the Bank funds its liquidity needs with short-term interest-bearing deposits and borrowings, the frequent repricing of these liabilities was affected by the substantial decrease in the interest rate environment.

    Loan interest and fee income was $45.3 million for the year ended December 31, 1993, up from $43.6 million in 1992. This $1.7 million increase in loan income resulted from a $33.7 million increase in average loans outstanding, offset by a 20 basis point decrease in the average rate earned on loans.

    Interest on investment securities was $15.5 million for 1993, a decrease of $2.6 million from $18.1 million in 1992. This decrease in interest income is primarily attributable to a 118 basis point drop in the Bank's average rate for investment securities, which reduced related investment income by approximately $2.8 million. A declining interest rate environment and the reinvestment of sold and matured investments in shorter-term maturities caused the decline. This decrease in interest income was partially offset by an increase in average investments of $3.2 million, which increased income by $200,000. During 1993, the Bank realized security gains totalling $3.3 million on the sale of $89 million of Treasury securities.

    Interest expense on time certificates of deposits was $5.0 million in 1993, as compared to $6.7 million in 1992. This decrease of $1.7 million was due primarily to a $30.6 million decrease in the average deposits which resulted in a reduction in interest expense of $1.1 million.

    Interest expense on other interest-bearing deposits was $6.7 million in 1993, as compared to $7.5 million in 1992. This decrease is due to a 72 basis point decrease in the average cost of funds to 2.33% for 1993. This resulted in an interest expense decrease of $1.8 million, which was offset by a $41.2 million increase in average deposits.

    Average borrowings were $29.6 million for 1993, down from $40.7 million in 1992. This decrease in average borrowings decreased interest expense by $400,000. Additionally, the average borrowing rate was 3.26%, down from 4.09% in 1992, decreasing interest expense by $300,000.

PROVISION FOR POSSIBLE LOAN LOSSES

    The Bank maintains an allowance for loan losses at a level which management deems adequate to offset potential losses. Loans deemed to be uncollectible are charged to this allowance; subsequent recoveries, if any, are credited back to the allowance. Additions to the allowance are made on a regular basis through charges to operations and are reflected in the Bank's statement of operations as a provision for possible loan losses. The balance of the allowance for possible loan losses reflects the amount which, in management's judgement, is adequate to provide for potential loan losses after weighing the mix of the loan portfolio, current economic conditions, past loan loss experience and other factors relevant to estimating loan losses.

    The following table indicates the amounts which were allocated to the allowance for possible loan losses and the relationship of those amounts to net charge-offs and total gross loans for the periods indicated:


         ($ IN THOUSANDS)
- --------------------------------------------------------------------------------------
         PROVISION     NET CHARGE-      RESERVE            ALLOWANCE      RATIO OF
FISCAL   CREDITED TO   OFFS AGAINST     TRANSFERRED        BALANCE AT     ALLOWANCE TO
YEAR     ALLOWANCE     ALLOWANCE        FROM/(TO) OREO     YEAR-END       GROSS LOANS
- --------------------------------------------------------------------------------------
1994      $ 3,565       $ 3,878          $   -              $ 12,791        2.08%
1993        8,820         5,818              -                13,104        2.31%
1992        5,200         3,272              -                10,102        1.91%
1991        2,130           788            160                 8,174        1.69%
1990        5,619         1,903           (160)                6,672        1.59%
- --------------------------------------------------------------------------------------


    In evaluating the adequacy of the allowance for possible loan losses, management also reviews the balance of the allowance as a percentage of loans outstanding less loans considered secured; such security generally is composed of cash and first trust deeds on real property. The existence of collateral does not, however, eliminate all credit risk since property acquired through foreclosure (other real estate owned) may not be sold for an amount sufficient to offset the entire amount of the loan and costs associated with foreclosure. Although management believes that the allowance for possible loan losses is adequate, future provisions will be subject to continuing evaluation of risks inherent in the loan portfolio.

    In 1994, the provision for possible loan losses decreased by approximately $5.3 million from the prior year. This decrease was primarily attributable to the decline in loan charge-offs (net of recoveries) of $1.9 million. Additionally, management decreased the ratio of its loan loss reserve to total loans from 2.31% as of December 31, 1993 to 2.08% as of December 31, 1994, in connection with management's assessment of its most recent charge-off experience and an evaluation of the Southern California economy.

    Loan charge-offs (net of recoveries) for the year ended December 31, 1994 totalled approximately $3.9 million. This compares to the net charge-offs of $5.8 million for 1993. The Bank's charge-offs were attributed primarily to loans secured by real estate; of the $3.9 million in net charge-offs, $4.1 million was real estate loan related, while approximately $200,000 of the net loan recoveries was attributable to the remainder of the portfolio. Loans secured by real estate represented 61% and 58% of the Bank's loan portfolio as of December 31, 1994 and December 31, 1993, respectively.

    The ability of the Bank's borrowers to repay their loans is dependent, to a large extent, on the overall economic climate as well as the real estate values in the Southern California region. Inasmuch as this is the principal geographic area in which the Bank conducts its business, this environment, as a result of the recession, has had an adverse impact on the Bank's asset quality. As of December 31, 1994, the Bank had approximately $16.8 million of nonperforming assets, compared to $12.3 million as of December 31, 1993, or 1.60% and 1.29% of total assets, respectively.

    The following is a breakdown of nonperforming assets as of December 31:


    ($ IN THOUSANDS)                              1994         1993
                                                  ----         ----
Loans 90 days past due on accrual               $  2,047      $  1,096
Nonaccrual loans                                  11,274         5,476
Other real estate owned                            3,520         5,745
                                                --------      --------

Total nonperforming assets                      $ 16,841      $ 12,317
                                                ========      ========

Nonperforming loans/gross loans                    2.17%         1.16%
Nonperforming assets/total assets                  1.60%         1.29%

     The following tables summarize the Bank's loan loss experience for the periods indicated:

                                                                       YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------
BALANCES ($ IN THOUSANDS):                                          1994         1993         1992
                                                                  --------     --------     --------
Loans:
    Average gross loans                                           $589,141     $542,466     $508,784
    Gross loans at end of period                                   614,257      566,229      527,952

Analysis of allowance for possible losses:
    Balance at beginning of period                                  13,104       10,102        8,174
    Loans charged-off                                               (5,069)      (6,526)      (3,559)
    Recoveries of loans previously charged-off                       1,191          708          287
                                                                  --------     --------     --------
         Net loans charged-off                                      (3,878)      (5,818)      (3,272)
    Provision for possible loan losses                               3,565        8,820        5,200
                                                                  --------     --------     --------
         Balance at end of period                                 $ 12,791     $ 13,104     $ 10,102
                                                                  ========     ========     ========

Ratios:
    Net loan charge-offs to average loans                            0.66%        1.07%        0.64%
    Net loan charge-offs to loans at end of period                   0.63%        1.03%        0.62%
    Allowance for possible loans losses to average loans             2.17%        2.42%        1.99%
    Allowance for possible loan losses at end of period              2.08%        2.31%        1.91%
    Net loan charge-offs to allowance for possible loan losses      30.32%       44.40%       32.39%
    Net loan charge-offs to provision for possible loan losses     108.78%       65.96%       62.92%

Charge-offs:
    Commercial                                                    $    220     $  2,850     $  2,235
    Consumer                                                           344          432          362
    Real estate                                                      4,202        3,187          958
    Other                                                              303           57            4
                                                                  --------     --------     --------
         Total                                                    $  5,069     $  6,526     $  3,559
                                                                  ========     ========     ========

Recoveries:
    Commercial                                                    $    865     $    317     $    142
    Consumer                                                           217          137           59
    Real estate                                                         85          218           65
    Other                                                               24           36           21
                                                                  --------     --------     --------
         Total                                                    $  1,191     $    708     $    287
                                                                  ========     ========     ========


    The following table shows for the periods indicated the remaining maturity of fixed rate loans and the earliest possible repricing interval for variable rate loans for the Bank's loan portfolio:

    ($ IN THOUSANDS)                                      DECEMBER 31,
                                              --------------------------------
                                                 1994                   1993
                                                 ----                   ----
Immediate or one day                          $478,861                $428,367
Three months or less                            13,823                  18,501
Three to twelve months                          36,015                  36,323
One to five years                               76,723                  74,263
Over five years                                  8,835                   8,775
                                              --------                --------
    Total                                     $614,257                $566,229
                                              ========                ========

NON-INTEREST INCOME

    During 1994, the Bank recognized approximately $4.6 million in noninterest income as compared to $9.6 million in 1993 and $5.7 million in 1992. This decrease of $5.0 million in comparing 1994 to 1993 was due primarily to nonrecurring security gains of approximately $3.3 million recognized in 1993. Additionally, the Bank owned an insurance division for the first nine months of 1993 which generated income of $1.2 million prior to being sold. Other noninterest income decreased $500,000.

    The increase of $3.9 million in comparing 1993 to 1992 was due primarily to a $3.3 million gain realized on the sale of $89 million of Treasury securities, an increase of $500,000 in income for Metrocorp, Inc. and a net $100,000 increase in all other noninterest income.


PROVISION FOR OREO

    During 1994, the Bank, inclusive of Metrocorp, Inc., its wholly owned subsidiary, reduced OREO from $5.7 million at December 31, 1993 to $3.5 million at December 31, 1994. During 1994, two new properties were acquired and four properties were disposed of and the total provision for real estate losses amounted to approximately $1.2 million for 1994, $2.0 million for 1993 and $2.0 million for 1992.


NON-INTEREST EXPENSE

    For the year ending December 31, 1994, noninterest expense increased to $42.5 million from $42.0 million in 1993 and from $39.2 million in 1992. This increase of $500,000 in 1994 was due primarily to an increase of $2.3 million in data processing and other services paid on behalf of certain depository relationships and is directly attributable to an increase in average noninterest-bearing demand deposits from $369.4 million during 1993 to $425.8 million during 1994. This increase was offset by decreases in professional services and OREO provisions and expenses of $500,000 and $500,000, respectively. Additionally, occupancy and equipment expenses decreased $300,000; all other noninterest expenses decreased by $500,000.

    For the year ended December 31, 1993, noninterest expense increased to $42.0 million from $39.2 million in 1992. This increase of $2.8 million in 1993 was due primarily to an increase of $1.0 million in data processing and other services paid on behalf of certain depository relationships and is directly attributable to an increase in average noninterest-bearing demand deposits increasing from $331.5 million during 1992 to $369.4 million during 1993. In addition, occupancy, furniture and equipment expense increased by $700,000; of this increase, $200,000 was related to an increase in occupancy expense and $400,000 was related to the Bank reversing an accrual associated with its Orange County facility during the third quarter of 1992. Personnel expense increased by $400,000 and $400,000 in goodwill associated with the Bank's insurance division was written-off in the first quarter of 1993. Additionally, the regulatory assessments increased by $300,000.

PROVISION FOR INCOME TAXES

    The Bank's provision for income taxes is lower than the statutory federal income tax rate and is due primarily to the utilization of tax credits associated with the Bank's low-income housing project. These tax credits, of which approximately $1.5 million was utilized in 1994, 1993 and 1992, amount to approximately $15 million in credits to be recognized over a 10 year period. Through December 31, 1994, the Bank had utilized approximately $5.5 million of these tax credits. The utilization of these tax credits is subject to certain alternative minimum tax restrictions. The effective tax rate used in computing net income was 28.6% in 1994, 16.3% in 1993 and 20.7% in 1992.

    In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement changes the method of computing income taxes for financial statement purposes by adopting the liability or balance sheet method under which the net deferred liability or asset is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Under this method, the computation of the net deferred tax asset or liability gives current recognition to changes in tax laws and rates. The Bank adopted SFAS No. 109 effective January 1, 1993 and prior years' financial statements have not been restated. Previously the Bank provided for income taxes under Accounting Principles Board Opinion No. 11, "Accounting For Income Taxes," under which the net deferred tax asset or liability was an accumulation of annual adjustments based on the tax effects of the book and tax income statement differences and was not adjusted for subsequent changes in tax laws and rates. The adoption of SFAS No. 109 in 1993 resulted in a $350,000 credit to the Bank's tax provision in that year.


CAPITAL RESOURCES

    The Bank's shareholders' equity totalled $70.2 million as of December 31, 1994, which represents an increase of $6.4 million from shareholders' equity on December 31, 1993. This increase was due to net income for the year of $8.2 million, offset by dividends declared in the amount of $2.9 million, a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust (which is treated as a reduction of capital for financial statement purposes) of $288,000, an unrealized loss of $411,000, net of taxes, on our securities classified as available for sale, as well as $1.3 million of new equity generated through the exercise of employee stock options. Additionally, in December of 1994, the Bank declared a 10% stock dividend payable in January of 1995. Upon declaration, approximately $8.4 million of retained earnings was transferred to the Bank's common stock account.

    The Bank's shareholders' equity totalled $63.8 million as of December 31, 1993, which represents an increase of $4.5 million from shareholders' equity on December 31, 1992. This increase was due to net income for the year of $6.0 million, offset by dividends declared in the amount of $2.1 million, and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust of $575,000.

    The FDIC the Federal Reserve Board, and the Comptroller of the Currency have adopted regulations that supplement the current regulatory capital requirements by establishing guidelines for calculating "risk-based" and "tier-one" capital ratios. These guidelines establish a framework that requires regulatory capital requirements to be risk-adjusted. The risk-based capital ratio is determined by segregating assets and specified off-balance-sheet commitments into four risk-weighted categories, with higher levels of capital required for the categories perceived as representing greater risk. Under these guidelines, the Bank is required to maintain a risk-based capital ratio of 8.00% and a tier-one capital ratio of 4.00%. At December 31, 1994, the risk-based capital ratio of the Bank was 11.4% and its tier-one capital ratio was 10.1%. This is primarily because the Bank maintains a significant amount of treasury securities, which are primarily pledged as collateral for bankruptcy related deposits or repurchase agreements with investment brokers and require a 0% risk-weighting; additionally most of the Bank's loan commitments are for less than one year, which also require a 0% risk-weighting. In addition, the regulations require financial institutions to maintain a minimum tier-one leverage ratio of 3.00%. The tier-one leverage ratio is defined as tier-one capital to total quarterly average assets.

    The Bank was in compliance with all three capital requirements as of December 31, 1994, as follows:

                                                                   TIER-1       ------RISK-BASED-----
    ($ IN THOUSANDS)                                               LEVERAGE      TIER-1        TOTAL
                                                                   --------     --------     --------
Common shareholders' equity                                        $ 70,626     $ 70,626     $ 70,626
General valuation allowance                                              --           --        8,782
                                                                   --------     --------     --------

Total capital, as defined                                          $ 70,626     $ 70,626     $ 79,408

Asset base, as defined                                             $974,965     $698,544     $698,544
                                                                   --------     --------     --------

Actual capital ratio                                                  7.24%       10.11%       11.37%
                                                                   --------     --------     --------

Minimum required capital ratio                                        3.00%        4.00%        8.00%
                                                                   --------     --------     --------




LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

    Liquidity, which primarily represents the ability of the Bank to meet fluctuations in its deposit structure and to provide for customer credit needs, is managed by the Bank's Asset/Liability Management Committee. Inasmuch as a significant portion of the Bank's deposit structure is concentrated in specialized niche industries (for example, escrow and title insurance companies) which closely parallel the real estate economy in Southern California, the Bank is subject to fluctuations in demand deposits which correlate to trends in Southern California real estate activity. To mitigate this exposure, the Bank has increased its emphasis on other types of deposits, established an internal money desk operation, and to a lesser degree, relied upon the use of secured and unsecured lines of credit with correspondent banks and investment banking firms. As of December 31, 1994, the Bank's money desk deposits totaled approximately $61.1 million and carried a weighted average interest rate of 5.38%. Of this amount, approximately

$41.3 million, or 68% of the total money desk deposits matured by the end of the first quarter of 1994 and carried a weighted average interest rate of 5.36%. Additionally, as of the end of 1994, the Bank had established unsecured credit facilities of $75.0 million, or 8% of total deposits, and secured credit facilities of $111.2 million, or 11% of total deposits. The combination of these facilities provides the Bank with secondary sources of liquidity of approximately $186.2 million, or 19% of total deposits.

    In addition to managing the liquidity needs of the Bank, the Asset/Liability Management Committee reviews, recommends and implements changes in the asset and liability structure of the Bank's balance sheet. Presently, the relationship of interest sensitive assets to interest sensitive liabilities would cause an improvement in net interest margin in a falling rate environment. This would be caused primarily by the fact that the Bank's liabilities reprice more rapidly than its assets and, accordingly, the Bank's net interest income would increase.

    In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that an entity classify and account for its investments in equity securities that have readily determinable fair values and for all of its investments in debt securities as either trading, available for sale, or held to maturity, and report these investments at fair value or amortized cost as stipulated by SFAS No. 115. Investments and debt securities shall be classified as held to maturity and measured at amortized cost only if the Bank has a positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Securities classified as trading are carried at fair value with any unrealized gains or losses, net of taxes, reflected in current earnings.
At this time, the Bank does not operate a trading portfolio. Investments not classified as trading securities, nor as held to maturity securities shall be
classified as available for sale securities.    Securities classified as
available for sale are carried at fair value with any unrealized gains or losses, net of taxes, reflected as an addition or reduction of equity, as appropriate. Management adopted SFAS No. 115 effective January 1, 1994 resulting in an increase to equity of $1.6 million, net of taxes. Prior year financial statements have not been restated. As of December 31, 1994, the Bank had U.S. Treasury securities with an amortized cost of $178.6 million, $112.9 million of these securities were classified as held to maturity and $65.7 million as available for sale. These securities had net unrealized losses of $5.2 million and $700,000, respectively.

    In managing the investment portfolio of the Bank, the Asset/Liability Management Committee attempts to structure the portfolio in a manner that reduces the adverse impact of changes in interest rates. In response to significant increases in interest rates, the Bank acted to reduce the weighted-average maturity of its investment portfolio; as highlighted in the tables below, the weighted-average maturities have been shortened in 1994.

    As of December 31, 1994, the book value, weighted-average maturity, weighted-average yield and net unrealized gain or loss of each component of the Bank's securities portfolio is as follows:


                                                                                           WEIGHTED-
                                                  GROSS         GROSS        ESTIMATED      AVERAGE     WEIGHTED-
                                  AMORTIZED     UNREALIZED    UNREALIZED       MARKET      MATURITY      AVERAGE
($ IN THOUSANDS)                    COST          GAINS         LOSSES         VALUE        (YEARS)       YIELD
                                  -------------------------------------------------------------------------------
Held to Maturity:
U.S. Treasury securities           $112,914        $14         $(5,201)      $107,727        2.00         5.23%
Mortgage-backed securities           36,809         66          (1,186)        35,689        2.92         7.19%
Other securities                        200          -               -            200        4.25         6.63%
                                  -------------------------------------------------------------------------------
                                    149,923         80          (6,387)       143,616        2.23         5.71%

Available for Sale:
U.S. Treasury securities             65,679         76            (776)        64,979        1.25         6.32%
Other securities                      2,979          -               -          2,979           -         5.20%
                                  -------------------------------------------------------------------------------
                                     68,658         76            (776)        67,958        1.25         6.27%
                                  -------------------------------------------------------------------------------
Total securities                   $218,581       $156         $(7,163)      $211,574        1.92         5.89%
                                  ===============================================================================



    As of December 31, 1993, the book value, weighted-average maturity, weighted-average yield and net unrealized gain or loss of each component of the Bank's securities portfolio is as follows:


                                                                                           WEIGHTED-
                                                  GROSS         GROSS        ESTIMATED      AVERAGE     WEIGHTED-
                                  AMORTIZED     UNREALIZED    UNREALIZED       MARKET      MATURITY      AVERAGE
($ IN THOUSANDS)                    COST          GAINS         LOSSES         VALUE        (YEARS)       YIELD
                                  -------------------------------------------------------------------------------
Held to Maturity:
U.S. Treasury securities           $114,760       $1,497       $(398)         $115,859       2.40         5.51%
Mortgage-backed securities           43,367        1,564         (16)           44,915       2.60         6.38%
Other securities                      2,975            -           -             2,975          -         3.82%
                                  -------------------------------------------------------------------------------
                                    161,102        3,061        (414)          163,749       2.42         5.71%
Held for Sale
U.S. Treasury Securities             75,613        2,761           -            78,374       1.80         5.26%
                                  -------------------------------------------------------------------------------
                                     75,613        2,761           -            78,374       1.80         5.26%

                                  -------------------------------------------------------------------------------
Total securities                   $236,715       $5,822       $(414)         $242,123       2.25         5.57%
                                  ===============================================================================

    It is management's policy to maintain the maturities of a majority of its certificates of deposit in denominations of $100,000 or more to less than two years. The maturities of such certificates of deposit ("TCD's") were as follows for the period indicated:


                                                        12/31/94
    ($ IN THOUSANDS)                                     TCD'S
                                                       $100,000 +
                                                       ----------
Three months or less                                     58,973
Three to twelve months                                   28,011
One to five years                                         2,789
                                                        -------
    Total                                               $89,773
                                                        =======


REGULATORY MATTERS

    On July 6, 1993, the Bank entered into a Memorandum of Understanding (MOU) with the FDIC which required that certain actions be taken. The FDIC mandated that the Bank reduce specified classified assets, maintain a tier-1 leverage ratio of at least 6.5%, and reduce its dependence on volatile liabilities to specified levels over time (volatile liabilities are defined as brokered deposits, money desk deposits, time deposits greater than or equal to $100,000, federal funds purchased, repurchase agreements and other borrowings and debt due in one year or less). Subsequent to year-end, the Bank was notified that the FDIC was removing the Bank from its MOU based upon the results of its most recent examination.


INFLATION

    The impact of inflation on the Bank differs significantly from that of industrial concerns, primarily because the Bank's assets and liabilities consist largely of monetary items. The relatively low proportion of the Bank's fixed assets to total assets (approximately 0.5% for each of the years ended December 31, 1994, 1993, and 1992) reduces both the potential of inflated earnings resulting from understated depreciation charges, and the potential significant understatement of absolute values. Inasmuch as a significant portion of the Bank's deposit base is associated with real estate activity in Southern California, the Bank would be impacted negatively should interest rates increase significantly in that a rise in interest rates would tend to slow real estate activity and accordingly cause deposits to shrink.

ITEM 8.                CONSOLIDATED FINANCIAL STATEMENTS
                             AND SUPPLEMENTARY DATA

    For consolidated financial statements of the Bank, see "Consolidated Statements of Financial Condition", "Consolidated Statements of Earnings", "Statements of Changes in Shareholders' Equity", "Consolidated Statements of Cash Flows", "Notes to Consolidated Financial Statements" and "Report of Independent Public Accountants" on pages 18 through 35 of the Bank's 1994 Annual Report to the Shareholders, attached hereto as Exhibit 6.4 and incorporated herein by this reference, and the "Consent of Independent Public Accountants" and "Report of Independent Public Accountants on Supplementary Schedules" at pages 46 and 47 herein. See also "Item 11 - Exhibits, Financial Statement Schedules, and Reports on F-3" herein.

                                    PART III

    Part III of this report (Items 9 and 10) is omitted since the information called for is included in a definitive proxy statement which will be filed with the FDIC within 120 days after the end of the most recent fiscal year and such proxy statement is incorporated herein by this reference.

                                   PART IV

ITEM 11.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM F-3

A.  CONTENTS

    1.   CONSOLIDATED FINANCIAL STATEMENTS

    The following financial statements of the Bank are included in the Bank's 1994 Annual Report to Shareholders (Exhibit 6.4 hereto) and are incorporated herein by this reference.

         Consolidated Statements of Financial Condition
         Consolidated Statements of Earnings
         Consolidated Statement of Changes in Shareholders' Equity Consolidated Statement of Cash Flows
         Notes to Consolidated Financial Statements

    2.   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

    Schedules not appearing below are omitted because of the absence of conditions under which they are required or because they appear in the Notes to Financial Statements appearing in the 1994 Annual Report to Shareholders (Exhibit 6.4 hereto) and are incorporated herein by this reference.

    SCHEDULE I      SECURITIES

    The information required by Schedule I is incorporated herein by this reference to Note 4 of the Bank's Consolidated Financial Statements as contained on page 26 of the Bank's 1994 Annual Report to Shareholders (Exhibit 6.4 hereto).

    SCHEDULE II LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY HOLDERS, AND ANY ASSOCIATES OF THE FOREGOING PERSONS

    See page 39 of this filing.

    SCHEDULE III    LOANS AND LEASE FINANCING RECEIVABLES

    The information required by Schedule III is incorporated herein by this reference to Note 6 of the Bank's Consolidated Financial Statements as contained on page 27 of the Bank's 1994 Annual Report to Shareholders (Exhibit 6.4 hereto).

    SCHEDULE IV     BANK PREMISES AND EQUIPMENT

    The information required by Schedule IV is incorporated herein by this reference to Note 8 of the Bank's Consolidated Financial Statements as contained on page 28 of the Bank's 1994 Annual Report to Shareholders (Exhibit 6.4 hereto).

    SCHEDULE V INVESTMENTS IN INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS OR LOSSES OF SUBSIDIARIES AND ASSOCIATED COMPANIES

    See page 42 of this filing.

    SCHEDULE VI     ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The information required by Schedule VI is incorporated herein by this reference to Note 6 of the Bank's Consolidated Financial Statements as contained on page 27 of the Bank's 1994 Annual Report to Shareholders (Exhibit 6.4 hereto).


B.  REPORTS ON FORM F-3

    No reports on Form F-3 were filed during the last quarter of the fiscal year ended December 31, 1994.



C.  EXHIBITS


Exhibit Number                              Description                               Filing Status
- --------------                              -----------                               -------------
    1.1                    The Bank's Articles of Incorporation effective             Incorporated by Reference to
                           November 1, 1988                                           Exhibit "1.2" to the Bank's 1988
                                                                                      Form F-2

    1.2                    The Bank's Bylaws as restated on February 25, 1986         Incorporated by Reference to
                                                                                      Exhibit "2.2" to the Bank's 1985
                                                                                      Form F-2

    1.3                    The Bank's Bylaws, effective November 1, 1988              Incorporated by Reference to
                                                                                      Exhibit "1.4" to the Bank's 1988
                                                                                      Form F-2

   3.1                     Copy of Bank's Incentive Stock Option Plan                 Incorporated by Reference to
                                                                                      Exhibit "D" to Form F-1
                                                                                      Registration Statement of the
                                                                                      Bank

   3.2                     Copy of Murdock Plaza Lease                                Incorporated by Reference to
                                                                                      Exhibit "G" to Form F-1
                                                                                      Registration Statement of the
                                                                                      Bank

   3.3                     Copy of Del Amo Financial Center Lease                     Incorporated by Reference to
                                                                                      Exhibit "H" to Form F-1
                                                                                      Registration Statement of the
                                                                                      Bank

   3.4                     Copy of Koll Center Lease                                  Incorporated by Reference to
                                                                                      Exhibit "I" to Form F-1
                                                                                      Registration Statement of the
                                                                                      Bank

   3.6                     Copy of Warner Center Lease                                Incorporated by Reference to
                                                                                      Exhibit "L" to the Bank's 1984
                                                                                      Form F-2

   3.10                    Copy of Beaudry Center Lease                               Incorporated by Reference to
                                                                                      Exhibit "3.10" to the Bank's 1988
                                                                                      Form F-2

   3.11                    Copy of Bank's Nonqualified Stock Option Plan              Incorporated by Reference to
                                                                                      Exhibit "E" to Form F-1
                                                                                      Registration Statement of the
                                                                                      Bank

   3.12                    Copy of Bank's Stock Bonus Plan and Trust                  Incorporated by Reference to
                                                                                      Registration Statement of the
                                                                                      Bank

   3.13                    Copy of Bank's Employee Savings Plan                       Incorporated by Reference to
                                                                                      Exhibit "3.13" to the Bank's 1988
                                                                                      Form F-2

   3.14                    Metrobank Amended and Restated Employee Benefit            Incorporated by Reference to
                           Plan                                                       Exhibit "5.12" to the Bank's 1986
                                                                                      Form F-2

   3.15                    Metrobank Amended and Restated Employee Stock              Incorporated by Reference to
                           Ownership Trust Agreement                                  Exhibit "5.13" to the Bank's 1986
                                                                                      Form F-2

   3.16                    First Amendment to Metrobank Amended and Restated          Incorporated by Reference to
                           Employee Benefit Plan                                      Exhibit "5.14" to the Bank's 1986
                                                                                      Form F-2

   6.4                     Copy of Bank's 1994 Annual Report to Shareholders          Incorporated by Reference to
                                                                                      Exhibit "6.4" to the Bank's 1994
                                                                                      Form F-2

   9.1                     List of Subsidiaries                                       Incorporated by Reference to
                                                                                      Exhibit "9.1" to the Bank's 1988
                                                                                      Form F-2

   10.1                    Copy of San Diego Office Lease                             Incorporated by Reference to
                                                                                      Exhibit "10.1" to the Bank's 1991
                                                                                      Form F-2

   10.2                    Copy of Torrance Office Lease                              Incorporated by Reference to
                                                                                      Exhibit "10.2" to the Bank's 1991
                                                                                      Form F-2

   10.3                    Copy of World Trade Center Lease                           Incorporated by Reference to
                                                                                      Exhibit "10.3" to the Bank's 1994
                                                                                      Form F-2

                             SUPPLEMENTAL SCHEDULES

                                   SCHEDULE I
                                   SECURITIES

    The information required by format F-9D is provided on page 26 of the Bank's 1994 Annual Report to Shareholders, attached hereto as Exhibit 6.4 and incorporated herein by this reference.

                                 SCHEDULE II
               LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY
             HOLDERS, AND ANY ASSOCIATES OF THE FOREGOING PERSONS

- --------------------------------------------------------------------------------------------------------
                                           12/31/93                                             12/31/94
NAME                                        BALANCE        ADDITIONS      REPAYMENTS             BALANCE
- --------------------------------------------------------------------------------------------------------
Peter Caloyeras                         $ 1,033,898       $  798,027       $ 686,421         $ 1,145,504

Robert Mayer                              6,425,000            1,000          30,000           6,396,000

Rudy Markmiller                           2,614,570          115,500         509,024           2,221,045

Wallace Wong                              3,535,726          152,508       1,611,458           2,076,776
                                        -----------       ----------      ----------         -----------
    Total                               $13,598,194       $1,067,035      $2,836,903         $11,839,325
                                        ===========       ==========      ==========         ===========

                                  SCHEDULE III
                     LOANS AND LEASE FINANCING RECEIVABLES

    The information required by format F-9D is provided on page 27 of the Bank's 1994 Annual Report to Shareholders, attached hereto as Exhibit 6.4 and incorporated herein by this reference.

                                  SCHEDULE IV
                          BANK PREMISES AND EQUIPMENT

    The information required by format F-9D is provided on page 28 on the Bank's 1994 Annual Report to Shareholders, attached hereto as Exhibit 6.4 and incorporated herein by this reference.

                                  SCHEDULE V
         INVESTMENTS IN INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS
              OR LOSSES OF SUBSIDIARIES AND ASSOCIATED COMPANIES

- ----------------------------------------------------------------------------------------------------
                                                                                              BANK'S
                                                                                       PROPORTIONATE
                      PERCENT OF                        EQUITY IN                            PART OF
SUBSIDIARIES        VOTING STOCK            TOTAL      UNDERLYING       AMOUNT OF           EARNINGS
CONSOLIDATED               OWNED       INVESTMENT      NET ASSETS       DIVIDENDS        THIS PERIOD
- ----------------------------------------------------------------------------------------------------
Metrocorp                   100%      $19,438,479     $19,438,479          $  -                 100%
- ----------------------------------------------------------------------------------------------------
                                      $19,438,479     $19,438,479
====================================================================================================

                                  SCHEDULE VI
                       ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The information required by format F-9D is incorporated herein by reference to Note 6 of the Bank's Consolidated Financial Statements provided on page 27 of the Bank's 1994 Annual Report to Shareholders, attached hereto as Exhibit
6.4 and incorporated herein by this reference.

                                   SIGNATURES

    Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            METROBANK
                                                    ---------------------------

Date:    March 28, 1995                         By   /s/ David L. Buell
                                                    ---------------------------
                                                    David L. Buell
                                                    Chairman of the Board
                                                    Chief Executive Officer


    Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                                                Signature
                                                ---------
Date:    March 28, 1995                     /s/ David L. Buell
                                            -----------------------------
                                            David L. Buell
                                            Chief Executive Officer
                                            Chairman of the Board
                                            (principal executive officer)
                                            and Director


Date:    March 28, 1995                     /s/ David P. Malone
                                            -----------------------------
                                            David P. Malone
                                            Executive Vice President
                                            Chief Financial Officer
                                            (principal financial officer)



Date:    March 28, 1995                     /s/ Christopher T. Ishikawa
                                            -----------------------------
                                            Christopher T. Ishikawa
                                            First Vice President
                                            Controller
                                            (principal accounting officer)

                                                     Signature
                                                     ---------
Date:    March 28, 1995                     /s/ Robert Bulseco
                                            -----------------------------
                                            Robert Bulseco, Director



Date:    March 28, 1995                     /s/ Peter Caloyeras
                                            -----------------------------
                                            Peter Caloyeras, Director



Date:    March 28, 1995                     /s/ Seymour Carr
                                            -----------------------------
                                            Seymour Carr, Director



Date:   March 28, 1995                      /s/ James W. Hobson
                                            -----------------------------
                                            James W. Hobson, Director



Date:    March 28, 1995                     /s/ Wallace Wong
                                            -----------------------------
                                            Wallace Wong, Director



Date:    March 28, 1995                     /s/ Robert L. Mayer
                                            -----------------------------
                                            Robert L. Mayer, Director




                                            -----------------------------
                                            Rudy B. Markmiller, Director

                         [ARTHUR ANDERSEN LETTERHEAD]


                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference in this Annual Report on Form F-2 of Metrobank and subsidiaries of our report dated January 17, 1995 included in the 1994 Annual Report to Shareholders of Metrobank and subsidiaries.

                                                            Arthur Andersen LLP

Los Angeles, California
January 17, 1995

                         [ARTHUR ANDERSEN LETTERHEAD]


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY SCHEDULES


To the Shareholders and Board of Directors of Metrobank:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements included in the 1994 Annual Report to the shareholders of Metrobank and subsidiaries (the Bank) included in this Form F-2, and have issued our report thereon dated January 17, 1995. Our audit was made for the purpose of forming an opinion on those consolidated financial statements taken as a whole. Schedules I through VI included in pages 38 through 43 are the responsibility of the Bank's management and are presented for the purpose of complying with the Federal Deposit Insurance Corporation's rules and regulations and are not a required part of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                            Arthur Andersen LLP

Los Angeles, California
January 17, 1995

                 MANAGEMENT'S REPORT ON FINANCIAL INFORMATION


The management of Metrobank is responsible for the preparation, integrity and fair presentation of the Bank's annual financial statements. The annual financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. Management has also prepared the other information included in this annual report, and is responsible for its accuracy and consistency with the financial statements.

The annual financial statements referred to above have been audited by Arthur Andersen LLP, who have been given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the board of directors, and committees of the board. Management believes that all representations made to Arthur Andersen LLP during the audit were valid and appropriate.

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting, defined to include Financial Statements and Consolidated Reports of Condition and Income (Call Reports), and the safeguarding and management of assets including loan underwriting and documentation. The system contains monitoring mechanisms and actions are taken to correct deficiencies identified.

Management has made its own assessment of the effectiveness of the Bank's internal control structure over financial reporting as of December 31, 1994, in relation to the criteria described in the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1994, Metrobank's internal control structure was effective in achieving the objectives stated above.

However, there are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to reliability of financial statements, and safeguarding and management of assets. Furthermore, the effectiveness of any internal control structure can change with changes in circumstances.

The Audit Committee of the Board of Directors meets regularly with Management, the independent public accountants, and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the financial statements and internal accounting controls. The independent public accountants and internal auditors have full and free access to the Audit Committee and meet with it, with and without Management being present, to discuss auditing and financial reporting matters.

Management is also responsible for compliance with federal and state laws and regulations concerning dividend restriction and regulations concerning loans to insiders designated by the Federal Deposit Insurance Corporation as safety and soundness laws and regulations.

Management assessed its compliance with these designated laws and regulations referred to above relating to safety and soundness. Based on this assessment, management believes that Metrobank complied, in all material respects, with the designated laws and regulations relating to safety and soundness for the year ended December 31, 1994.


/s/ David P. Malone                              /s/ David L. Buell
- ------------------------------                   ------------------------------
David P. Malone                                  David L. Buell
Executive Vice President                         Chairman
Chief Financial Officer                          Chief Executive Officer

January 17, 1995                                 January 17, 1995



METROBANK

                                   METROBANK

                               [PROMINENCE LOGO]

             STRIVING TOWARDS A NEW SOUTHERN CALIFORNIA PROMINENCE

                            Selected FINANCIAL DATA

Dollars in thousands            1994         1993         1992         1991          1990
except per share amounts
Total assets              $1,052,172     $955,858     $905,083     $824,774      $744,521
Total deposits               959,160      885,386      801,863      740,824       672,765
Gross loans                  614,257      566,229      527,952      483,648       418,949
Net earnings                   8,153        6,015        5,758        5,513         2,101
Earnings per share              1.47         1.15         1.10         1.06          0.40
Shareholders' equity          70,215       63,752       59,279       55,761        52,002

CORPORATE PROFILE

- ---------------------------
Metrobank is a financially strong, well-capitalized Southern California regional business bank providing a full range of personalized banking services to small and medium size companies, professionals, and affluent individuals through a network of five regional offices in three counties. Offices are located in Westwood, serving the West Los Angeles--Beverly Hills--Santa Monica area; in Warner Center, serving the San Fernando Valley; in Torrance, serving the South Bay; in Newport Beach, serving Orange County; in Mission Valley, serving San Diego and in Long Beach, serving the nation's busiest port city.

                                    [PHOTO]



Left to right:

DAVID L. BUELL
Chairman and
Chief Executive Officer

ROBERT P. BULSECO
President and
Chief Operating Officer

DIVIDENDS PAID                       BOOK VALUE
PER SHARE                            PER SHARE
92                $0.52                 92             $11.34
93                $0.55                 93             $12.18
94                $0.55                 94             $13.06

                      Metrobank reported RECORD FINANCIAL
                           PERFORMANCE for the year.

    After celebrating its l5th anniversary in 1993--a milestone itself--Metrobank reached two more milestones in 1994. First, the bank's total assets climbed to the $1 billion mark. This placed us among the top ten financial institutions headquartered in Southern California. Second, we announced our first acquisition--National Bank of Long Beach (NBLB). Completed April 1, 1995, this purchase will boost our assets by 20 percent and will add a valuable banking franchise in another strong business community to our Southern California regional office network. In addition to these two achievements, Metrobank also reported record financial performance for the year.

    All this is noteworthy for the present and in its own right. But also it creates opportunities for even stronger performance for Metrobank in the coming years. Your board of directors and bank management believe our success to date makes it possible for the bank to strive over the next five years to emerge as the leading regional business bank in all of Southern California, not just in the Los Angeles area.

RECORD GAINS ACHIEVED FOR 1994

    The bank's total assets of $1.05 billion at year-end 1994 represented a 10 percent increase over the $956 million reported at the close of the previous year. Other important measures of financial performance improved as well. Our record earnings stood at $8.2 million, or $1.47 per share, a 35 percent increase over $6 million, or $1.15 per share, for 1993. Total deposits reached $959 million, up 8 percent from $885 million. Total loans grew 8 percent, to $614 million from $566 million.

    Metrobank continued its standing as one of the best capitalized banks in the region. At the end of 1994, our risk-based capital ratio was 11.4 percent and our tier 1 capital ratio was 10.1 percent, well in excess of the minimum federal regulatory requirements of 8 percent and 4 percent, respectively.

    It is notable that record financial performance was achieved despite the difficult banking environment that lingered during 1994, when the regional economy just began to recover from the five-year recession that has plagued the state, especially in the south. Indeed, the bank has performed quite well financially in the last four years of this recession; we have outperformed most of our peer banks and even large statewide institutions.

LOS ANGELES COUNTY

Our success in Los Angeles county makes it possible to emerge as the leading regional business bank in all of Southern California.

                We will gain a MAJOR PRESENCE as we have sought
                         for some time IN LONG BEACH.

FIRST EXPANSION BY ACQUISITION ANNOUNCED

    Announcing a major acquisition is always a pleasure. That it came during an economy still challenging to the banking industry was doubly pleasing. In the fall of 1994, Metrobank entered into a definitive agreement to purchase all the outstanding stock of National Bank of Long Beach (NBLB) for cash at book value. The agreement was with NBLB's Danish parent company, Topdanmark Bank A/S.

    Scheduled to close in the second quarter in 1995, we expect the transaction to be financed readily by the sale of common stock in the public or private market, and that the addition of this franchise will be accretive to earnings and book value for Metrobank shareholders.

    Founded in 1977, National Bank of Long Beach is a quality institution with a sound community banking franchise in the nation's busiest port city. The acquisition will add some $200 million in assets to Metrobank's $1 billion asset base. This new total will place us among the top 20 of all California banks, measured by asset size.

    We also will gain a major presence we have sought for some time in Long Beach. Plans are to keep NBLB's two Long Beach offices open, while merging its Orange County and South Bay offices into our existing offices, augmenting our successful operations in these two important business centers.

    The addition of a Long Beach office to our strong regional office network--Warner Center in the San Fernando Valley, Westwood serving the West Los Angeles--Beverly Hills--Santa Monica areas, Torrance in the South Bay, Newport Beach in Orange County and Mission Valley in San Diego--will strengthen our presence along the western coastal perimeter of Southern California's three core counties.

    Despite this regional network, however, Metrobank is considered a Los Angeles County-based institution with offices in two other counties. Rightly so; 70-75 percent of our asset base is accounted for by our three Los Angeles County offices, with 10 to 15 percent provided by each of our other two offices in Orange and San Diego Counties. Metrobank can become the Premier Southern California Regional Business Bank.

ORANGE COUNTY

The acquisition of National Bank of Long Beach will strengthen our presence along the western coastal perimeter of Southern California's three

                                    [PHOTO]

EXECUTIVE MANAGEMENT  Left to right

SCOTT T. MONSON
Executive Vice President
Regional Administration South

JOHN P. CRONIN
Senior Vice President
Marketing Administration

DONN E. LOE
Executive Vice President and
Chief Administrative Officer

PAUL W. STROUBE
Executive Vice President
Regional Administration North

PAMELA L. CITRON
Corporate Senior Vice President
and Cashier

DAVID P. MALONE
Executive Vice President and
Chief Executive Officer

PAUL B. ALEXANDER
Executive Vice President and
Chief Credit Officer

NET INCOME                             TOTAL ASSETS
In thousands                           In thousands
92               $5,758                 92                  $905,083
93               $6,015                 93                  $955,858
94               $8,153                 94                $1,052,172

                                    [PHOTO]

BOARD OF DIRECTORS  Left to right:


WALLACE WONG
Chief Executive Officer
Cal-American Medical Supplies

JAMES W. HOBSON
Vice Chancellor (Emeritus)
University of California, Los Angeles

SHARON L. CANUP
Corporate Secretary and
Corporate Senior Vice President

SEYMOUR J. CARR
Professor (Emeritus)
University of California, Los Angeles

DAVID L. BUELL
Chairman and Chief Executive Officer

ROBERT P. BULSECO
President and Chief Operating Officer

ROBERT L. MAYER
President, The Robert Mayer Corporation

PETER B. CALOYERAS
President, Magnetika, Inc.

(Not shown)
RUDY B. MARKMILLER
President, Network Courier Services

CAPITAL RATIOS                                            TOTAL DEPOSITS
- --------------                                            --------------
1994                                                      In thousands
Government Required Ratio                4.00%             92                           $801,863
Metrobank Tier 1 Capital Ratio          10.11%             93                           $885,386
Government Required Ratio                8.00%             94                           $959,160
Metrobank Risk-Based Capital Ratio      11.37%

    Our constant FOCUS on providing a full range of INDIVIDUALIZED customer services DELIVERED PERSONALLY to our target markets has served us well.

    But the board and management believe the bank can achieve a broader position in Southern California. Based on four particular strengths, we can become by 1999--five years from now--the premiere regional business bank serving selected thriving communities throughout Southern California's six counties, not just in the three counties where we now operate. Our service area would include the three core counties--Los Angeles, Orange and San Diego--plus the peripheral Ventura, Riverside and San Bernardino Counties.

    Here are four strengths that we will build upon as we strive toward a new Southern California prominence.

    - Our exemplary track record of maintaining a sound capital condition and generating solid long-term financial results year-after-year, rather than short-term temporary boosts to the bottom line. This conservative lending, investment and operational philosophy accounts for our success so far; it will guide our future expansion.

    - The National Bank of Long Beach acquisition as a model for prudent external expansion. While this first acquisition was a long time in coming, it reflects our commitment to pursue only the highest quality acquisitions that fit into our overall banking philosophy and business plans. This selectivity enhances our shareholders' investment in Metrobank.

    - Metrobank's survival--and prosperity--during a difficult economic era that forced dramatic restructuring of community banking in the state. Thirty-five of the forty California banks that have failed since 1989 (mostly small community banks) have been located in Southern California. And there have been almost 100 acquisitions and mergers over the last five years, about half in Southern California.

    - Our constant focus on providing a full range of individualized customer services delivered personally to our target market of small to medium-sized businesses, professionals and affluent individuals through our locally-oriented regional head office network. This emphasis has served us well, and will continue to do so as smaller community banks continue to be absorbed into larger, more impersonal institutions.

    Through this expansion, the bank would serve more middle market commercial customers in a larger number of prime business communities throughout the six counties. Some 35 to 40 percent of our assets would be based in our Los Angeles County offices.

SAN DIEGO COUNTY

Based on four strengths, we will achieve a broader position from San Diego to Ventura Soutny, Riverside

            We LOOK FORWARD to working with all of you as we enter
                    this NEXT PHASE of Metrobank's GROWTH.

Another 20 to 25 percent would be accounted for in regional offices in Orange and San Diego Counties. The remainder would be in new offices in Ventura, Riverside and San Bernardino Counties. Several key financial and operational strategies will be pursued to reach this goal by year end 1999.

    - We will seek to acquire, on a highly selective basis, quality community-based banks that would increase asset size considerably over the five year period. In addition, we are targeting 8 percent internal asset growth yearly through our existing regional office system which will be expanded by one to three new offices as may be required.

    - We will expand the board of directors from its present size of six external members, seeking the same kind of well-qualified and prominent business leaders as our current directors. At present, three of our directors are from Los Angeles County, two from Orange County and one from San Diego. In the near term, the board composition will be distributed equally among the region's three primary counties. At a later date, representation will be added from Ventura, San Bernardino and Riverside.

    - Through a highly selective process, we will establish in each county community executive advisory boards made up of prominent business and civic leaders. These boards will be responsible for reviewing and recommending bank policy and operational services to the Metrobank Board for their respective counties. Executive advisory board members will be required to become shareholders in the bank. They will be compensated for their service. They will meet regularly with the regional executives and directors from their respective counties to review Metrobank's overall and local performance. The executive advisory board members will be a talent pool from which future bank directors will come. Clearly, these men and women will add a more local flavor to the bank's presence and will be productive catalysts, helping generate internal and external growth for both their county regional head offices and the bank.

    Underlying this expansion plan is our continuing commitment to achieve as soon as possible for shareholders the important benchmarks of the bank's success--a 15 percent or more return on equity and 1 percent or more return on assets. We reached 12.1 percent return on equity at year-end 1994, up from 9.8 percent the year before, and .9 percent return on assets, up from .7 percent.

    The dedicated efforts and support of Metrobank's extended family of directors, officers, staff, customers and shareholders has accounted for our excellent performance so far. We look forward to working with all of you as we enter this next phase of Metrobank's growth.



David L. Buell                        Robert P. Bulseco
DAVID L. BUELL                        ROBERT P. BULSECO
Chairman and                          President and
Chief Executive Officer               Chief Operating Officer

                                      1994

                              Financial STATEMENTS

                    Management's Discussion and Analysis  10


                          Selected Financial Data  17


                        Independent Auditor's Report  18


               Consolidated Statements of Financial Condition  19


                    Consolidated Statements of Earnings  20


         Consolidated Statements of Changes in Shareholders' Equity  21


                   Consolidated Statements of Cash Flows  22


                 Notes to Consolidated Financial Statements  23


                            Securities Activity  35


                          Shareholder Information  35


                            Metrobank Management  36

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



INTRODUCTION

Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant trends relating to the Bank's financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It should be read in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements of the Bank appearing elsewhere in this report. The consolidated financial statements include the accounts of Metrobank (the "Bank"), a California state chartered bank, and its wholly owned subsidiary, Metrocorp, Inc.

ACQUISITION OF NATIONAL BANK OF LONG BEACH

On August 31, 1994, the Bank entered into a definitive agreement to acquire the National Bank of Long Beach from its Danish parent, Topdanmark Bank A/S. According to the terms of the agreement, the Bank will purchase all outstanding common and preferred National Bank of Long Beach stock for cash at the net book value on December 31, 1994, subject to certain valuation adjustments. The due diligence review of National Bank of Long Beach by the Bank was completed on October 28, 1994. The acquisition, approved by the Federal Deposit Insurance Corporation (FDIC) subsequent to year-end, is scheduled to be completed during the second quarter of 1995.

As of December 31, 1994, National Bank of Long Beach had $143.0 million in gross loans and $198.7 million in total deposits. Shareholder's equity at year-end totalled $28.0 million. Additionally, the Bank has agreed to acquire participation interests in certain non-classified performing loans held by Topdanmark Bank A/S, which are currently participated from the National Bank of Long Beach to its parent; these loans total approximately $10.0 to $15.0 million.

It is anticipated that the Bank will be required to raise between $7 and $10 million of new capital. At this time, the Bank has not determined whether to raise the new capital via a public offering or a private placement.

NET INTEREST INCOME

The Bank's operating results depend primarily on the level of net interest income (the difference between the interest earned on loans and investments less interest expense on deposits and other liabilities). A primary factor affecting the level of net interest income is the Bank's interest rate margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as the difference between the relative amounts of average interest-earning assets and interest-bearing liabilities.

The Bank's net interest income before provision for possible loan losses was $52.9 million for the year ended December 31, 1994, as compared to $48.4 million for the year ended December 31, 1993.

Interest and fee income increased to $66.6 million in 1994 from $61.1 million in 1993. Average earning assets for 1994 were $838.7 million, up from $789.4 in 1993. This increase in earning assets resulted in an increase in interest income of $4.2 million. The average rate on earning assets for 1994 was 7.94%, an increase of 21 basis points from 1993. This change was due to a rising short-term interest rate environment experienced during 1994, which resulted in an additional $1.3 million in interest income.

Interest expense increased to $13.7 million for the year ended December 31, 1994 from $12.6 million for the year ended December 31, 1993. Inasmuch as the Bank funds its liquidity needs with short-term interest-bearing deposits, the frequent repricing of these deposits was impacted by the substantial increase in interest rates.

Loan interest and fee income for the year ended December 31, 1994 was $52.3 million, an increase of $7.0 million from $45.3 million for 1993. This increase resulted from an increase in average loans of $46.7 million over the prior year, which increased interest income by $4.2 million. The average interest rate earned on loans during 1994 was 8.87%, which was a 52 basis point increase from 8.35% for the prior year. This increase in interest rates resulted in an additional $2.8 million in loan interest income.

Interest on investment securities was $13.8 million in 1994, a decrease of $1.7 million from 1993. The average interest rate on investment securities was 5.80% for 1994, as compared to 6.50% for 1993. This decrease of 70 basis points in the yield on investment securities is primarily attributable to the reinvestment of $145 million of investment proceeds into comparable securities in the lower rate environment of 1993, which resulted in a decrease of $1.7 million in interest income. This trend is expected to reverse in 1995 as the reinvestment of maturing securities will occur in a higher interest rate environment.

10  M E T R O B A N K

Interest expense on time deposits was $5.1 million for the year ended December 31, 1994, as compared to $5.0 million in 1993. This increase of $100,000 is due to a 55 basis point increase in the average cost of funds to 4.12% in 1994, which resulted in an additional expense of $700,000. This increase in the cost of funds was offset by a decrease in average balances of $14.7 million which resulted in a $600,000 reduction in interest expense.

Interest expense on other interest-bearing deposits was $7.4 million in 1994, as compared to $6.7 million in 1993. This increase is due to a $6.1 million increase in average deposits, which resulted in an increased cost of approximately $200,000. Additionally, the cost of these funds increased approximately 18 basis points which resulted in an increase in interest expense of $500,000.

Interest expense on borrowed funds was $1.2 million for 1994, as compared to $1.0 million for 1993. While the average balance outstanding remained relatively unchanged, the average borrowing rate was 4.18% in 1994, up from 3.26% in 1993 increasing interest expense by $300,000.

The Bank's net interest income before provision for possible loan losses was $48.4 million for the year ended December 31, 1993, as compared to $46.0 million for the year ended December 31, 1992. The increase in net interest income was primarily due to a $3.1 million decrease in interest expense. Net interest income was further enhanced by a $1.7 million increase in loan interest and fee income, and was offset by a $2.4 million decrease in investment securities and federal funds sold interest income.

Interest and fee income decreased to $61.1 million in 1993 from $61.8 million in 1992. Due primarily to a declining interest rate environment, the average interest rate on earning assets was 7.74%, as compared to 8.28% for 1992. This decrease in yields resulted in a lower interest income of $3.8 million. This decrease was offset by an increase in average earning assets of $43.7 million, which increased income by $3.1 million.

Interest expense decreased to $12.6 million for the year ended December 31, 1993, from $15.7 million for the year ended December 31, 1992. The decrease of $3.1 million is primarily attributable to a 66 basis point decrease in interest-bearing liabilities. Inasmuch as the Bank funds its liquidity needs with short-term interest-bearing deposits and borrowings, the frequent repricing of these liabilities was affected by the substantial decrease in the interest rate environment.

Loan interest and fee income was $45.3 million for the year ended December 31, 1993, up from $43.6 million in 1992. This $1.7 million increase in loan income resulted from a $33.7 million increase in average loans outstanding, offset by a 20 basis point decrease in the average interest rate earned on loans.

Interest on investment securities was $15.5 million for 1993, a decrease of $2.6 million from $18.1 million in 1992. This decrease in interest income is primarily attributable to a 118 basis point drop in the Bank's average interest rate for investment securities, which reduced related investment income by approximately $2.8 million. A declining interest rate environment and the reinvestment of sold and matured investments in shorter-term maturities caused the decline. This decrease in interest income was partially offset by an increase in average investments of $3.2 million, which increased income by $200,000. During 1993, the Bank realized security gains totalling $3.3 million on the sale of $89 million of Treasury securities.

Interest expense on time certificates of deposits was $5.0 million in 1993, as compared to $6.7 million in 1992. This decrease of $1.7 million was due primarily to a $30.6 million decrease in the average deposits which resulted in a reduction in interest expense of $1.1 million.

Interest expense on other interest-bearing deposits was $6.7 million in 1993, as compared to $7.5 million in 1992. This decrease is due to a 72 basis point decrease in the average cost of funds to 2.33% for 1993. This resulted in an interest expense decrease of $1.8 million, which was offset by a $41.2 million increase in average deposits.

Average borrowings were $29.6 million for 1993, down from $40.7 million in 1992. This decrease in average borrowings decreased interest expense by $400,000. Additionally, the average borrowing rate was 3.26%, down from 4.09% in 1992, decreasing interest expense by $300,000.

                                                           M E T R O B A N K  11

The table below details the changes in interest income and interest expense by component, and the amount of change attributable to variations in interest rates, and variations in average balances.

                              Year Ended December 31, 1994    Year Ended December 31, 1993      Year Ended December 31, 1992
                                      over 1993                         over 1992                        over 1991
                              -----------------------------   ----------------------------      ------------------------------
                                   Total                       Total                             Total
                                Increase   Change Due To:    Increase      Change Due To:      Increase        Change Due To:
(in thousands)                 (Decrease)  Rate     Volume  (Decrease)    Rate      Volume    (Decrease)     Rate          Volume
INTEREST INCOME:
Loans & bankers' acceptances     $ 6,951  $ 2,811   $4,140    $ 1,671   $ (1,010)   $ 2,681    $ (3,416)   $ (8,104)       $ 4,688
Investment securities             (1,684)  (1,665)     (19)    (2,566)    (2,772)       206       1,009      (1,325)         2,334
Other interest income                276      139      137        190        (10)       200          74          58             16
                                 -------------------------------------------------------------------------------------------------
Total interest income              5,543    1,285    4,258       (705)    (3,792)     3,087      (2,333)     (9,371)         7,038
                                 -------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Time deposits                        157      766     (609)    (1,669)      (577)    (1,092)     (7,752)     (5,061)        (2,691)
Other deposits                       673      520      153       (803)    (1,771)       968      (1,928)     (3,768)         1,840
Securities sold under agreement
  to repurchase and federal
  funds purchased                    224      272      (48)      (700)      (339)      (361)        234        (350)           584
Capitalized interest                  --       --       --         65         --         65         219          --            219
Total interest expense             1,054    1,558     (504)    (3,107)    (2,687)      (420)     (9,227)     (9,179)           (48)
                                 -------------------------------------------------------------------------------------------------
Net interest income              $ 4,489  $  (273)  $4,762    $ 2,402   $ (1,105)   $ 3,507     $ 6,894    $   (192)       $ 7,086
                                 =================================================================================================

PROVISION FOR POSSIBLE LOAN LOSSES

The Bank maintains an allowance for loan losses at a level which management deems adequate to offset potential losses. Loans deemed to be uncollectible are charged to this allowance; subsequent recoveries, if any, are credited back to the allowance. Additions to the allowance are made on a regular basis through charges to operations and are reflected in the Bank's statement of operations as a provision for possible loan losses. The balance of the allowance for possible loan losses reflects the amount which, in management's judgement, is adequate to provide for potential loan losses after weighing the mix of the loan portfolio, current economic conditions, past loan loss experience and other factors relevant to estimating loan losses.

The following table indicates the amounts which were allocated to the allowance for possible loan losses and the relationship of those amounts to net charge-offs and total gross loans for the periods indicated:

                                              Net
                           Provision  Charge-Offs          Reserve   Allowance       Ratio of
                         Credited to      Against      Transferred  Balance at   Allowance to
(in thousands)             Allowance    Allowance   from/(to) OREO    Year-End    Gross Loans
FISCAL YEAR
1994                         $3,565       $3,878       $    --         $12,791        2.08%
1993                          8,820        5,818            --          13,104        2.31%
1992                          5,200        3,272            --          10,102        1.91%
1991                          2,130          788           160           8,174        1.69%
1990                          5,619        1,903          (160)          6,672        1.59%
                             ==============================================================

In evaluating the adequacy of the allowance for possible loan losses, management also reviews the balance of the allowance as a percentage of loans outstanding less loans considered secured; such security generally is composed of cash and first trust deeds on real property. The existence of collateral does not, however, eliminate all credit risk since property acquired through foreclosure (other real estate owned) may not be sold for an amount sufficient to offset the entire amount of the loan and costs associated with foreclosure. Although management believes that the allowance for possible loan losses is adequate, future provisions will be subject to continuing evaluation of risks inherent in the loan portfolio.

In 1994, the provision for possible loan losses decreased by approximately $5.3 million from the prior year. This decrease was primarily attributable to the decline in loan charge-offs (net of recoveries) of $1.9 million. Additionally, management decreased the ratio of its allowance for possible loan losses to total loans from 2.31% as of December 31, 1993 to 2.08% as of December 31, 1994, in connection with management's assessment of its most recent charge-off experience and an evaluation of the Southern California economy.

12  M E T R O B A N K

Loan charge-offs (net of recoveries) for the year ended December 31, 1994 totalled approximately $3.9 million. This compares to the net charge-offs of $5.8 million for 1993. The Bank's charge-offs were attributed primarily to loans secured by real estate; of the $3.9 million in net charge-offs, $4.1 million was real estate loan related, while approximately $200,000 of the net loan recoveries was attributable to the remainder of the portfolio. Loans secured by real estate represented 61% and 58% of the Bank's loan portfolio as of December 31, 1994 and December 31, 1993, respectively.

The ability of the Bank's borrowers to repay their loans is dependent, to a large extent, on the overall economic climate as well as the real estate values in the Southern California region. Inasmuch as this is the principal geographic area in which the Bank conducts its business, this environment, as a result of the recession, has had an adverse impact on the Bank's asset quality. As of December 31, 1994, the Bank had approximately $16.8 million of nonperforming assets, compared to $12.3 million as of December 31, 1993, or 1.60% and 1.29% of total assets, respectively.

The following is a breakdown of nonperforming assets as of December 31:

(in thousands)                            1994            1993
Loans 90 days past due on accrual     $  2,047        $  1,096
Nonaccrual loans                        11,274           5,476
Other real estate owned                  3,520           5,745
                                      ------------------------
Total nonperforming assets            $ 16,841        $ 12,317
                                      ========================
Nonperforming loans/gross loans           2.17%           1.16%
Nonperforming assets/total assets         1.60%           1.29%

NONINTEREST INCOME

During 1994, the Bank recognized approximately $4.6 million in noninterest income as compared to $9.6 million in 1993 and $5.7 million in 1992. This decrease of $5.0 million in comparing 1994 to 1993 was due primarily to nonrecurring security gains of approximately $3.3 million recognized in 1993. Additionally, the Bank owned an insurance division for the first nine months of 1993 which generated income of $1.2 million prior to being sold. Other noninterest income decreased $500,000.

The increase of $3.9 million in comparing 1993 to 1992 was due primarily to a $3.3 million gain realized on the sale of $89 million of Treasury securities, an increase of $500,000 in income for Metrocorp, Inc. and a net $100,000 increase in all other noninterest income.

PROVISION FOR OTHER REAL ESTATE OWNED (OREO)

During 1994, the Bank, inclusive of Metrocorp, Inc., its wholly owned subsidiary, reduced OREO from $5.7 million at December 31, 1993 to $3.5 million at December 31, 1994. During 1994, two new properties were acquired and four properties were disposed of and the total provision for real estate losses amounted to approximately $1.2 million for 1994, $2.0 million for 1993 and $2.0 million for 1992.

NONINTEREST EXPENSE

For the year ending December 31, 1994, noninterest expense increased to $42.5 million from $42.0 million in 1993 and from $39.2 million in 1992. This increase of $500,000 in 1994 was due primarily to an increase of $2.3 million in data processing and other services paid on behalf of certain depository relationships and is directly attributable to an increase in average noninterest-bearing demand deposits from $369.4 million during 1993 to $425.8 million during 1994. This increase was offset by decreases in professional services and OREO provisions and expenses of $500,000 and $500,000, respectively. Additionally, occupancy and equipment expenses decreased $300,000; all other noninterest expenses decreased by $500,000.

For the year ended December 31, 1993, noninterest expense increased to $42.0 million from $39.2 million in 1992. This increase of $2.8 million in 1993 was due primarily to an increase of $1.0 million in data processing and other services paid on behalf of certain depository relationships and is directly attributable to an increase in average noninterest-bearing demand deposits increasing from $331.5 million during 1992 to $369.4 million during 1993. In addition, occupancy, furniture and equipment expense increased by $700,000; of this increase, $200,000 was related to an increase in occupancy expense and $400,000 was related to the Bank reversing an accrual associated with its Orange County facility during the third quarter of 1992. Personnel expense increased by $400,000 and $400,000 in goodwill associated with the Bank's insurance division was written-off in the first quarter of 1993. Additionally, the regulatory assessments increased by $300,000.

                                                           M E T R O B A N K  13

PROVISION FOR INCOME TAXES

The Bank's provision for income taxes is lower than the statutory federal income tax rate and is due primarily to the utilization of tax credits associated with the Bank's low-income housing project. These tax credits, of which approximately $1.5 million was utilized in 1994, 1993 and 1992, amount to approximately $15 million in credits to be recognized over a 10 year period. Through December 31, 1994, the Bank had utilized approximately $5.5 million of these tax credits. The utilization of these tax credits is subject to certain alternative minimum tax restrictions. The effective tax rate used in computing net income was 28.6% in 1994, 16.3% in 1993 and 20.7% in 1992.

In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement changes the method of computing income taxes for financial statement purposes by adopting the liability or balance sheet method under which the net deferred liability or asset is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Under this method, the computation of the net deferred tax asset or liability gives current recognition to changes in tax laws and rates. The Bank adopted SFAS No. 109 effective January 1, 1993 and prior years' financial statements have not been restated. Previously the Bank provided for income taxes under Accounting Principles Board Opinion No. 11, "Accounting For Income Taxes," under which the net deferred tax asset or liability was an accumulation of annual adjustments based on the tax effects of the book and tax income statement differences and was not adjusted for subsequent changes in tax laws and rates. The adoption of SFAS No. 109 in 1993 resulted in a $350,000 credit to the Bank's tax provision in that year.

CAPITAL RESOURCES

The Bank's shareholders' equity totalled $70.2 million as of December 31, 1994, which represents an increase of $6.4 million from shareholders' equity on December 31, 1993. This increase was due to net income for the year of $8.2 million, offset by dividends declared in the amount of $2.9 million, a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust (which is treated as a reduction of capital for financial statement purposes) of $288,000, an unrealized loss of $411,000, net of taxes, on our securities classified as available for sale, as well as $1.3 million of new equity generated through the exercise of employee stock options. Additionally, in December of 1994, the Bank declared a 10% stock dividend payable in January of 1995. Upon declaration, approximately $8.4 million of retained earnings was transferred to the Bank's common stock account.

The Bank's shareholders' equity totalled $63.8 million as of December 31, 1993, which represents an increase of $4.5 million from shareholders' equity on December 31, 1992. This increase was due to net income for the year of $6.0 million, offset by dividends declared in the amount of $2.1 million, and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust of $575,000.

The FDIC, the Federal Reserve Board, and the Comptroller of the Currency have adopted regulations that supplement the current regulatory capital requirements by establishing guidelines for calculating "risk-based" and "tier-one" capital ratios. These guidelines establish a framework that requires regulatory capital requirements to be risk-adjusted. The risk-based capital ratio is determined by segregating assets and specified off-balance-sheet commitments into four risk-weighted categories, with higher levels of capital required for the categories perceived as representing greater risk. Under these guidelines, the Bank is required to maintain a risk-based capital ratio of 8.00% and a tier-one capital ratio of 4.00%. At December 31, 1994, the risk-based capital ratio of the Bank was 11.4% and its tier-one capital ratio was 10.1%. This is primarily because the Bank maintains a significant amount of treasury securities, which are primarily pledged as collateral for insolvency related deposits or repurchase agreements with investment brokers and require a 0% risk-weighting; additionally most of the Bank's loan commitments are for less than one year, which also require a 0% risk-weighting. In addition, the regulations require financial institutions to maintain a minimum tier-one leverage ratio of 3.00%. The tier-one leverage ratio is defined as tier-one capital to total quarterly average assets.

The Bank was in compliance with all three capital requirements as of December 31, 1994, as follows:

                                                                Risk-Based
                                            Tier 1       --------------------------
(in thousands)                            Leverage         Tier 1          Total
Common shareholders' equity              $  70,626        $  70,626       $  70,626
General valuation allowance                     --               --           8,782
                                         ------------------------------------------
Total capital, as defined                $  70,626        $  70,626       $  79,408
                                         ==========================================
Asset base, as defined                    $974,965        $ 698,544       $ 698,544
                                         ==========================================
Actual capital ratio                          7.24%           10.11%          11.37%
                                         ==========================================
Minimum required capital ratio                3.00%            4.00%           8.00%
                                         ==========================================


14  M E T R O B A N K

LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

Liquidity, which primarily represents the ability of the Bank to meet fluctuations in its deposit structure and to provide for customer credit needs, is managed by the Bank's Asset/Liability Management Committee. Inasmuch as a significant portion of the Bank's deposit structure is concentrated in specialized niche industries (for example, escrow and title insurance companies), which closely parallel the real estate economy in Southern California, the Bank is subject to fluctuations in demand deposits which correlate to trends in Southern California real estate activity. To mitigate this exposure, the Bank has increased its emphasis on other types of deposits, established an internal money desk operation, and to a lesser degree, relied upon the use of secured and unsecured lines of credit with correspondent banks and investment banking firms. As of December 31, 1994, the Bank's money desk deposits totalled approximately $61.1 million and carried a weighted-average interest rate of 5.38%. Of this amount, approximately $41.3 million, or 68% of the total money desk deposits were due to mature by the end of the first quarter of 1995 and carried a weighted-average interest rate of 5.36%. Additionally, as of the end of 1994, the Bank had established unsecured credit facilities of $75.0 million, or 8% of total deposits, and secured credit facilities of $111.2 million, or 11% of total deposits. The combination of these facilities provides the Bank with secondary sources of liquidity of approximately $186.2 million, or 19% of total deposits.

In addition to managing the liquidity needs of the Bank, the Asset/Liability Management Committee reviews, recommends and implements changes in the asset and liability structure of the Bank's balance sheet. Presently, the relationship of interest-sensitive assets to interest-sensitive liabilities would cause a decrease in net interest margin in a rising rate environment if the yield on earning assets and the cost of interest-bearing funds shifted by the same percentage. This would be caused primarily by the fact that the Bank's liabilities reprice more rapidly than does its assets and, accordingly, the Bank's net interest income would decrease.

In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that an entity classify and account for its investments in equity securities that have readily determinable fair values and for all of its investments in debt securities as either trading, available for sale, or held to maturity, and report these investments at fair value or amortized cost as stipulated by SFAS No. 115. Investments and debt securities shall be classified as held to maturity and measured at amortized cost only if the Bank has a positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Securities classified as trading are carried at fair value with any unrealized gains or losses, net of taxes, reflected in current earnings. At this time, the Bank does not operate a trading portfolio. Investments not classified as trading securities, nor as held to maturity securities shall be classified as available for sale securities. Securities classified as available for sale are carried at fair value with any unrealized gains or losses, net of taxes, reflected as an addition or reduction of equity, as appropriate. Management adopted SFAS No. 115 effective January 1, 1994 resulting in an increase to equity of $1.6 million, net of taxes. Prior year financial statements have not been restated. As of December 31, 1994, the Bank had U.S. Treasury securities with an amortized cost of $178.6 million, $112.9 million of these securities were classified as held to maturity and $65.7 million as available for sale. These securities had net unrealized losses of $5.2 million and $700,000, respectively.

In managing the investment portfolio of the Bank, the Asset/Liability Management Committee attempts to structure the portfolio in a manner that reduces the adverse impact of changes in interest rates. In response to significant increases in interest rates, the Bank acted to reduce the weighted-average maturity of its investment portfolio; as highlighted in the tables below, the weighted-average maturities have been shortened in 1994.

As of December 31, 1994, the book value, weighted-average maturity, weighted-average yield and net unrealized gain or loss of each component of the Bank's securities portfolio is as follows:

                                                                                Weighted-
                                            Gross       Gross   Estimated         Average  Weighted-
(in thousands)               Amortized Unrealized  Unrealized      Market        Maturity    Average
                                  Cost      Gains      Losses       Value         (Years)      Yield
HELD TO MATURITY
U.S. Treasury securities     $112,914     $  14    $(5,201)         $107,727        2.00       5.23%
Mortgage-backed securities     36,809        66     (1,186)           35,689        2.92       7.19%
Other securities                  200        --         --               200        4.25       6.63%
                             -----------------------------------------------------------------------
                              149,923        80     (6,387)          143,616        2.23       5.71%

AVAILABLE FOR SALE
U.S. Treasury securities       65,679        76       (776)           64,979        1.25       6.32%
Other securities                2,979        --         --             2,979          --       5.20%
                             -----------------------------------------------------------------------
                               68,658        76       (776)           67,958        1.25       6.27%
                             -----------------------------------------------------------------------
Total securities             $218,581      $156    $(7,163)         $211,574        1.92       5.89%
                             =======================================================================


                                                           M E T R O B A N K  15

As of December 31, 1993, the book value, weighted-average maturity, weighted-average yield and net unrealized gain or loss of each component of the Bank's securities portfolio is as follows:

                                                                           Weighted-
                                             Gross       Gross  Estimated    Average  Weighted-
(in thousands)             Amortized    Unrealized  Unrealized     Market   Maturity    Average
                                 Cost        Gains      Losses      Value    (Years)      Yield
HELD TO MATURITY
U.S. Treasury securities     $114,760         $1,497   $(398)    $115,859    2.40       5.51%
Mortgage-backed securities     43,367          1,564     (16)      44,915    2.60       6.38%
Other securities                2,975             --      --        2,975      --       3.82%
                             ----------------------------------------------------------------
                              161,102          3,061    (414)     163,749    2.42       5.71%
HELD FOR SALE
U.S. Treasury securities       75,613          2,761      --       78,374    1.80       5.26%
                             ----------------------------------------------------------------
                               75,613          2,761      --       78,374    1.80       5.26%
                             ----------------------------------------------------------------
Total securities             $236,715         $5,822   $(414)    $242,123    2.25       5.57%
                             ================================================================

REGULATORY MATTERS

On July 6, 1993, the Bank entered into a Memorandum of Understanding (MOU) with the FDIC, which required that certain actions be taken. The FDIC mandated that the Bank reduce specified classified assets, maintain a tier-1 leverage ratio of at least 6.5%, and reduce its dependence on volatile liabilities to specified levels over time (volatile liabilities are defined as brokered deposits, money desk deposits, time deposits greater than or equal to $100,000, federal funds purchased, repurchase agreements and other borrowings and debt due in one year or less). Subsequent to year-end, the Bank was notified that the FDIC was removing the Bank from its MOU based upon the results of its most recent examination.

INFLATION

The impact of inflation on the Bank differs significantly from that of industrial concerns, primarily because the Bank's assets and liabilities consist largely of monetary items. The relatively low proportion of the Bank's fixed assets to total assets (approximately 0.5% for each of the years ended December 31, 1994, 1993 and 1992) reduces both the potential of inflated earnings resulting from understated depreciation charges, and the potential significant understatement of absolute values.



16  M E T R O B A N K

                            SELECTED FINANCIAL DATA

The following summarizes selected financial data concerning the Bank for the years indicated. The selected financial data should be read in conjunction with the Bank's Consolidated Financial Statements and Notes relating thereto, included elsewhere herein:

(dollars in thousands, except per share data)                  1994         1993         1992         1991         1990
EARNINGS SUMMARY
Interest income                                         $    66,602    $  61,059    $  61,764    $  64,097    $  64,433
Interest expense                                             13,688       12,634       15,741       24,968       25,107
                                                        ---------------------------------------------------------------
Net interest income                                          52,914       48,425       46,023       39,129       39,326
Provision for possible loan losses                            3,565        8,820        5,200        2,130        5,619
Net interest income after provision
  for possible loan losses                                   49,349       39,605       40,823       36,999       33,707
Noninterest income                                            4,581        9,583        5,661        6,238        5,983
Noninterest expense                                          42,505       42,005       39,227       35,660       36,339
                                                        ---------------------------------------------------------------
Earnings before income taxes                                 11,425        7,183        7,257        7,577        3,351
Provision for income taxes                                    3,272        1,168        1,499        2,064        1,250
                                                        ---------------------------------------------------------------
Net earnings                                            $     8,153    $   6,015    $   5,758    $   5,513    $   2,101

PRINCIPAL BALANCE SHEET ITEMS (AS OF END OF PERIOD)
Investment securities                                   $   217,881    $ 236,715    $ 248,912    $ 209,104    $ 202,956
Federal funds sold                                           90,000       70,000           --       30,000       25,000
Total loans-gross                                           614,257      566,229      527,952      483,648      418,949
Total loans-net                                             601,466      553,125      517,850      475,474      412,277
Total assets                                              1,052,172      955,858      905,083      824,774      744,521
Total deposits                                              959,160      885,386      801,863      740,824      672,765
Total shareholders' equity                                   70,215       63,752       59,279       55,761       52,002
                                                        ---------------------------------------------------------------

PRINCIPAL BALANCE SHEET ITEMS (AVERAGE)
Investment securities                                   $   238,364    $ 238,696    $ 235,532    $ 204,204    $ 237,764
Federal funds sold                                           11,184        8,217        1,385        1,640       12,730
Total loans-gross                                           589,141      542,466      508,784      449,190      384,867
Total loans-net                                             575,637      530,706      499,628      442,084      380,466
Total assets                                                946,257      896,568      857,565      755,398      748,549
Total deposits                                              843,349      795,506      746,962      666,887      659,249
Total shareholders' equity                                   67,234       61,540       57,518       53,679       53,458
                                                        ---------------------------------------------------------------

SHARE DATA
Net earnings per common share                           $      1.47    $    1.15    $    1.10    $    1.06    $    0.40
Dividends declared per common share                     $      0.55    $    0.41    $    0.55    $    0.39    $    0.28
Dividends paid per common share                         $      0.55    $    0.55    $    0.52    $    0.36    $    0.20
Book value per share                                    $     13.06    $   12.18    $   11.34    $   10.67    $    9.95
Number of shares used in earnings
  per share calculation (1)                               5,545,659    5,231,354    5,228,846    5,225,131    5,224,040
Number of shares used in book value
  per share calculation (2)                               5,377,124    5,232,281    5,229,531    5,225,131    5,225,131
                                                        ---------------------------------------------------------------

SELECTED RATIOS
Return on average shareholders' equity (net earnings
  divided by average shareholders' equity)                     12.1%         9.8%        10.0%        10.3%         3.9%
Return on average assets (net earnings divided by
  average total assets)                                         0.9%         0.7%         0.7%         0.7%         0.3%
Equity to assets (average equity divided by
  average total assets)                                         7.1%         6.9%         6.7%         7.1%         7.1%
Average gross loans to average total assets                    62.3%        60.5%        59.3%        59.5%        51.4%
Average gross loans to average total deposits                  69.9%        68.2%        68.1%        67.4%        58.4%
                                                        ---------------------------------------------------------------


(1) Earnings per common share are based upon the weighted-average number of common shares and common share equivalents outstanding during each period.

(2) The number of shares used in computing the book value per share is the number of common shares outstanding at the end of each period.


                                                           M E T R O B A N K  17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF METROBANK:

We have audited the accompanying consolidated statements of financial condition of Metrobank (a California chartered state bank) (the Bank) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Metrobank and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.




                                                             Arthur Andersen LLP
                                                             ARTHUR ANDERSEN LLP

Los Angeles, California
January 17, 1995

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


(Dollars in thousands)
                                                                         December 31,    1994         1993
ASSETS
Cash and cash equivalents                                                          $   96,824     $ 56,148
Federal funds sold                                                                     90,000       70,000
Investment securities available for sale (approximate market value of
  $67,958 and $78,374 at December 31, 1994 and 1993, respectively)                     67,958       75,613
Investment securities held to maturity (approximate market value of
  $143,616 and $163,749 at December 31, 1994 and 1993 respectively)                   149,923      161,102
Gross loans                                                                           614,257      566,229
Allowance for possible loan losses                                                    (12,791)     (13,104)
Accrued interest receivable                                                             7,648        5,431
Other real estate owned, net                                                            3,520        5,745
Premises and equipment,net                                                              2,411        2,855
Investments in real estate                                                             16,197       16,823
Other assets                                                                           16,225        9,016
                                                                                   -----------------------
                                                                                   $1,052,172     $955,858
                                                                                   =======================
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Time certificates                                                                $  141,640     $110,485
  Other deposits                                                                      817,520      774,901
                                                                                   -----------------------
                                                                                      959,160      885,386
Securities sold under agreement to repurchase and federal funds purchased              13,825        1,100
Accrued interest payable                                                                  547          372
Other liabilities                                                                       8,425        5,248
                                                                                   -----------------------
Total liabilities                                                                     981,957      892,106
Commitments and contingencies   (Notes 13, 17)
Shareholders' equity:
  Preferred stock, no par value:
    Authorized -  15,000,000 shares as of December 31, 1994 and 1993
    Outstanding - none                                                                     --           --
  Common stock, no par value:
    Authorized -  25,000,000 shares as of December 31, 1994 and 1993
    Outstanding - 5,377,124 and 5,232,281 shares as of December 31, 1994
     and 1993, respectively                                                            44,019       34,333
  Retained earnings                                                                    26,607       29,707
  Guarantee of ESOP loan                                                                   --         (288)
  Unrealized loss on securities available for sale, net                                  (411)          --
                                                                                   -----------------------
    Total shareholders' equity                                                         70,215       63,752
                                                                                   -----------------------
                                                                                   $1,052,172     $955,858
                                                                                   =======================

The accompanying notes are an integral part of these consolidated statements.


                                                            M E T R O B A N K 19

                      CONSOLIDATED STATEMENTS OF EARNINGS


(Dollars in thousands, except per share data)
                                                     Years ended December 31,          1994              1993               1992
INTEREST AND FEE INCOME:
Loans                                                                             $  52,253         $  45,278          $  43,521
U.S. Treasury securities                                                             11,035            12,020             11,896
Obligations of U.S. government agencies                                                  --                --                788
Other securities                                                                      2,798             3,497              5,399
Federal funds sold                                                                      516               240                 50
Other interest income                                                                    --                24                110
                                                                                  ----------------------------------------------
                                                                                     66,602            61,059             61,764
INTEREST EXPENSE:
Time certificates of deposit                                                          5,147             4,990              6,659
Other deposits                                                                        7,351             6,678              7,481
Securities sold under agreements to repurchase
  and federal funds purchased                                                         1,190               966              1,532
Capitalized carrying costs                                                               --                --                (65)
Other interest expense                                                                   --                --                134
                                                                                  ----------------------------------------------
                                                                                     13,688            12,634             15,741
                                                                                  ----------------------------------------------
Net interest income                                                                  52,914            48,425             46,023

Provision for possible loan losses                                                    3,565             8,820              5,200
                                                                                  ----------------------------------------------
  Net interest income after provision for possible loan losses                       49,349            39,605             40,823

NONINTEREST INCOME:
Service charges on deposit accounts                                                   1,071             1,337              1,301
Gain on sales of securities                                                              --             3,285                 --
Other noninterest income                                                              3,510             4,961              4,360
                                                                                  ----------------------------------------------
                                                                                      4,581             9,583              5,661
NONINTEREST EXPENSE:
Personnel expense                                                                    16,180            15,984             15,595
Occupancy, furniture and equipment expense                                            4,868             5,217              4,546
Provision for other real estate owned                                                 1,235             2,026              2,018
Other noninterest expense                                                            20,222            18,778             17,068
                                                                                  ----------------------------------------------
                                                                                     42,505            42,005             39,227
                                                                                  ----------------------------------------------
  Earnings before income taxes                                                       11,425             7,183              7,257

Provision for income taxes                                                            4,722             2,618              2,999
Income tax credit                                                                    (1,450)           (1,450)            (1,500)
                                                                                  ----------------------------------------------
                                                                                      3,272             1,168              1,499
  Net earnings                                                                    $   8,153         $   6,015          $   5,758
                                                                                  ==============================================
  Earnings per share                                                              $    1.47         $    1.15          $    1.10
                                                                                  ==============================================
Weighted-average shares outstanding                                               5,545,659         5,231,354          5,228,846
                                                                                  ==============================================

The accompanying notes are an integral part of these consolidated statements.

M E T R O B A N K 20

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                 Common Stock                                  Unrealized
                                                             ------------------ Guarantee of    Retained      Gain/(Loss)
(Dollars in thousands)   Three years ended December 31, 1994    Shares   Amount    ESOP Loan    Earnings    on Securities     Total
Balance, December 31, 1991                                   5,225,131  $34,273      $(1,438)    $22,926         $     --   $55,761
  $0.55 per share cash dividend                                     --       --           --      (2,852)              --    (2,852)
  Exercise of stock options                                      4,400       37           --          --               --        37
  Reduction in guarantee of indebtedness for ESOP                   --       --          575          --               --       575
  Net earnings                                                      --       --           --       5,758               --     5,758
                                                             ----------------------------------------------------------------------
Balance, December 31, 1992                                   5,229,531  $34,310      $  (863)    $25,832         $     --   $59,279
  $0.41 per share cash dividend                                     --       --           --      (2,140)              --    (2,140)
  Exercise of stock options                                      2,750       23           --          --               --        23
  Reduction in guarantee of indebtedness for ESOP                   --       --          575          --               --       575
  Net earnings                                                      --       --           --       6,015               --     6,015
                                                             ----------------------------------------------------------------------
Balance, December 31, 1993                                   5,232,281  $34,333      $  (288)    $29,707         $     --   $63,752
  $0.55 per share cash dividend                                     --       --           --      (2,881)              --    (2,881)
  10% common stock dividend                                         --    8,372           --      (8,372)              --        --
  Exercise of stock options                                    144,843    1,314           --          --               --     1,314
  Reduction in guarantee of indebtedness for ESOP                   --       --          288          --               --       288
  Unrealized gain on securities available for sale,
   net of taxes, January 1, 1994                                    --       --           --          --            1,619     1,619
  Change in market valuation on securities available
    for sale, net of taxes                                          --       --           --          --           (2,030)   (2,030)
  Net earnings                                                      --       --           --       8,153               --     8,153
                                                             ----------------------------------------------------------------------
Balance, December 31, 1994                                   5,377,124  $44,019      $    --     $26,607         $   (411)  $70,215
                                                             ======================================================================

The accompanying notes are an integral part of these consolidated statements.


                                                           M E T R O B A N K  21

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



(Dollars in thousands)
Increase (decrease) in cash and cash equivalents               Year ended December 31,       1994          1993         1992
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                              $   8,153     $   6,015    $   5,758
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
  PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Amortization of investment securities                                                       2,712         2,111          266
Depreciation and amortization of premises and equipment                                       853           999          879
Provision for possible loan losses                                                          3,565         8,820        5,200
Provision for other real estate owned                                                       1,235         2,026        2,018
Provision for real estate losses                                                               --           197          639
(Gain) loss on sales of other real estate owned                                               (72)          (95)          11
Gain on sales of securities                                                                    --        (3,285)          --
Goodwill amortization                                                                          --           429           64
Interest capitalized                                                                           --            --          (65)
Increase in deferred taxes                                                                   (339)       (2,232)      (2,731)
(Increase) decrease in accrued interest receivable                                         (2,217)          547         (363)
(Increase) decrease in other assets                                                        (6,579)        5,843       (2,993)
Increase (decrease) in accrued interest payable                                               175           (72)        (493)
Increase (decrease) in other liabilities                                                    3,465        (4,979)        (854)
                                                                                        ------------------------------------
  Total adjustments                                                                         2,798        10,309        1,578
                                                                                        ------------------------------------
  Net cash provided by operating activities                                                10,951        16,324        7,336
                                                                                        ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities available for sale                                      (10,767)           --           --
Purchase of investment securities held to maturity                                        (25,172)     (145,023)    (124,663)
Proceeds from principal payments and maturities of investment securities                   51,361        69,578       84,589
Proceeds from sales of investment securities                                                   --        88,816           --
Loan fundings, net of principal collected                                                 (51,764)      (43,689)     (57,099)
Proceeds from sales of other real estate owned                                              1,992         2,384        1,133
Purchase of premises and equipment                                                           (409)         (734)        (741)
Decrease in real estate investments                                                           626         2,344        6,653
(Increase) decrease in banker's acceptances                                                (1,074)          886          (10)
                                                                                        ------------------------------------
  Net cash used in investing activities                                                   (35,207)      (25,438)     (90,138)
                                                                                        ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand deposits, NOW, money market, and savings accounts                   42,619        92,808      149,605
Net increase (decrease) in time certificates                                               31,155        (9,285)     (88,566)
Net increase (decrease) in securities sold under agreement to repurchase
  and federal funds purchased                                                              12,725       (31,595)      18,285
Dividends paid                                                                             (2,881)       (2,853)      (2,709)
Stock options exercised                                                                     1,314            23           37
                                                                                        ------------------------------------
  Net cash provided by financing activities                                                84,932        49,098       76,652
                                                                                        ------------------------------------
Net increase (decrease) in cash and cash equivalents                                       60,676        39,984       (6,150)
Cash and cash equivalents, beginning of year                                              126,148        86,164       92,314
                                                                                        ------------------------------------
Cash and cash equivalents, end of year                                                  $ 186,824     $ 126,148    $  86,164
                                                                                        ====================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                              $  13,513     $  12,800    $  16,299
  Income taxes                                                                              3,320         3,603        4,230

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
Guarantee of ESOP loan                                                                  $    (288)    $    (575)   $    (575)
Foreclosed real estate loans                                                                3,518         6,358        5,588



The accompanying notes are an integral part of these consolidated statements

22   M E T R O B A N K

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The consolidated financial statements include the accounts of Metrobank (the "Bank"), a California state chartered bank, and its wholly owned subsidiary, Metrocorp, Inc. (the "Company"). Material intercompany accounts and transactions have been eliminated. Certain items in the 1993 financial statements have been reclassified to conform to the presentation contained in the 1994 statements.

The accounting and reporting policies of the Bank and its subsidiary conform with generally accepted accounting principles and general practices within the banking industry. The following are descriptions of the more significant policies.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

INVESTMENT SECURITIES

The Bank adopted the Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994. SFAS No. 115 requires that an entity classify and account for its investments in equity securities that have readily determinable fair values and for all of its investments in debt securities as either trading, available for sale, or held to maturity, and report these investments at fair value or amortized cost as stipulated by SFAS No. 115. Investments and debt securities shall be classified as held to maturity and recorded at amortized cost only if the Bank has a positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Securities classified as trading shall be carried at fair value with any unrealized gains or losses, net of taxes, reflected in current earnings. At this time, the Bank does not have a trading portfolio. Investments not classified as either held to maturity or trading securities shall be classified as available for sale securities. Securities classified as available for sale shall be carried at fair value with any unrealized gains or losses, net of taxes, reflected as an addition or reduction to a separate component of shareholders' equity, as appropriate. At the date of adoption, this resulted in a $1.6 million increase to shareholders' equity, net of taxes. Realized gains and losses on securities sold are determined on a specific identification basis.

LOANS

Loans are carried at face amount, less payments, the allowance for possible loan losses, unearned fees and unearned discounts. Interest income is accrued principally on a simple interest basis. Unearned interest on certain consumer loans is recognized in income on a sum-of-the-digits method, which approximates a constant yield over the life of the loan. Loan fees and direct origination costs are deferred and amortized as an adjustment to income and yield over the life of the loan agreement using a level yield method.

In general, loans are placed on a nonaccrual basis when there is significant doubt as to the collectibility of interest or principal, or when interest or principal becomes 90 days past due, unless the loan is well secured and in the process of collection. Interest accrued but uncollected is reversed when a loan is placed on a nonaccrual basis. Loans are restored to an accrual basis only when payments are current and the borrower has demonstrated an ability and an intent to perform in accordance with the terms of the loan agreement.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance for possible loan losses is based upon Management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the nature of the loan portfolio, economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. The allowance for loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance is increased by provisions charged to operating expense and reduced by loan losses, net of recoveries.


                                                           M E T R O B A N K  23

The Bank will adopt SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" on January 1, 1995. SFAS No. 114 requires that the Bank determine the allowance for possible loan losses for an impaired loan by estimating the present value of the expected future cash flows using the contractual interest rate of the loan as a discount rate. Alternatively, the fair value of the collateral may be used if the loan is collateral dependent. A loan is considered impaired when it becomes probable that a borrower will not be able to pay all amounts due according to the contractual terms of the loan agreement. The Bank will consider any loan that is placed on nonaccrual status as impaired, and will evaluate each credit per the guidelines outlined in SFAS No. 114. This new accounting pronouncement will not have a material impact on the financial position of the Bank or on the consolidated statements of earnings.

INVESTMENTS IN REAL ESTATE

Real estate investments are stated at the lower of cost or net realizable value. The Bank capitalizes interest on funds disbursed during the active construction phases of real estate development projects. The Bank has made no investments in real estate since 1990 and does not contemplate any such investments in the future.

PREMISES AND EQUIPMENT

Premises and equipment are carried at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized over the term of the respective lease or the estimated useful life of the property, whichever is shorter.

OTHER REAL ESTATE OWNED (OREO)

Real estate acquired in satisfaction of loans is reported as other real estate owned and carried at fair value, less estimated selling costs. Any adjustments to the carrying amount of these loans prior to transfer are charged against the allowance for possible loan losses. Subsequent operating expenses or income, reduction in estimated values, and gains or losses on disposition of such properties are charged to current operations. Gains or losses on sale are recorded in conformity with standards, which apply to the accounting for sales of real estate. Losses that result from the ongoing periodic valuation of these properties are charged against OREO reserves or to OREO provision in the period in which they are identified.

INCOME TAXES

When income and expenses are recognized in different periods for financial reporting purposes and income tax purposes, deferred taxes are provided on such temporary differences. These result primarily from the provision for loan and real estate losses, discount accretion and timing differences between book and tax depreciation methods on fixed assets. The Bank adopted SFAS No. 109, "Accounting for Income Taxes" on January 1, 1993, which supersedes Accounting Principle Bulletin Opinion No. 11. The statement adopts the liability method of accounting for recognition and measurement of income taxes and gives current recognition to changes in the tax laws. Management implemented SFAS No. 109 on a prospective basis, which resulted in a reduction to tax expense of approximately $350,000 in 1993.

EARNINGS PER SHARE

Earnings per common share are based on the weighted-average number of shares outstanding during the period. Stock options have been included as common stock equivalents in 1994 but have been excluded from the computation, as their effect is not material for the years ended December 31, 1993 and 1992. On December 20, 1994, the Bank declared a 10% stock dividend, payable on January 20, 1995. This is a non-cash dividend and has been excluded from the consolidated statement of cash flows. All prior period earnings per common share amounts have been restated for the effect of the stock dividend.


24  M E T R O B A N K

2. ACQUISITION OF NATIONAL BANK OF LONG BEACH

Pursuant to a definitive agreement dated as of August 31, 1994, the Bank will acquire the National Bank of Long Beach (NBLB) from its Danish parent, Topdanmark Bank A/S. According to the terms of the agreement, the purchase price will be equal to the audited net book value of NBLB stock as of December 31, 1994, adjusted to reflect net earnings to the end of the month prior to the closing of the transaction, with certain valuation adjustments. As of December 31, 1994, total shareholder's equity for NBLB was $28.0 million.

In addition, the Bank agreed to acquire certain nonclassified performing loans, which were participated from NBLB to its parent, Topdanmark Bank A/S. The total loans to be purchased by the Bank is estimated at $10 to $15 million.

NBLB, founded in 1977, is a subsidiary of Topdanmark Bank A/S, a bank organized in Denmark, owned by Topdanmark A/S, a Danish financial services holding company. NBLB provides commercial banking services to small to medium size businesses, primarily in the Long Beach and South Bay regions. NBLB, operating offices in Los Angeles and Orange County, also provides private banking, foreign exchange and trade finance services.

In accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," the acquisition will be recorded using the purchase method of accounting. The purchase price will be allocated to the assets acquired and liabilities assumed based on the estimated fair values at the closing date. The due diligence review of NBLB by the Bank was completed on October 28, 1994. The acquisition, approved by the Federal Deposit Insurance Corporation (FDIC) subsequent to year-end, is scheduled to close in the second quarter of 1995.

The following financial information (not covered by the audit opinion) is presented for informational purposes only, as reported by NBLB:

NATIONAL BANK OF LONG BEACH
CONDENSED STATEMENTS OF EARNINGS

(in thousands)                    Year Ended December 31,         1994         1993
Interest income                                                 $16,145      $13,410
Interest expense                                                  3,281        2,507
                                                                --------------------
Net interest income                                              12,864       10,903
Provision for possible loan losses                                  125          465
                                                                --------------------
Net interest income after provision for possible loan losses     12,739       10,438
Noninterest income                                                2,764        2,950
Noninterest expense                                              13,208       13,060
                                                                --------------------
Earnings before income taxes                                      2,295          328
Provision (benefit) for income taxes                             (1,106)         102
                                                                --------------------
Net earnings                                                    $ 3,401      $   226
                                                                ====================

NATIONAL BANK OF LONG BEACH
CONDENSED STATEMENTS OF FINANCIAL CONDITION DATA

(in thousands)                                December 31,        1994         1993
Loans                                                           $142,957     $148,548
Allowance for possible loan losses                                 4,092        4,909
Total assets                                                     229,202      209,077
Deposits                                                         198,662      181,539
Total shareholder's equity                                        27,974       24,879

3. FEDERAL RESERVE REQUIREMENT

All depository institutions are required to maintain reserves on transaction deposits in the form of balances at the Federal Reserve Bank. The average reserve requirements for the Bank were $35.8 million and $31.0 million during the years ended December 31, 1994 and 1993, respectively.

                                                           M E T R O B A N K  25

4. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments in debt securities at December 31, 1994 are as follows:

                                                                Gross           Gross         Estimated
                                                Amortized  Unrealized      Unrealized            Market
(in thousands)                                       Cost       Gains          Losses             Value
HELD TO MATURITY SECURITIES
U.S. Treasury securities                        $112,914         $ 14         $(5,201)         $107,727
Mortgage-backed securities                        36,809           66          (1,186)           35,689
Other securities                                     200           --              --               200
                                                -------------------------------------------------------
                                                 149,923           80          (6,387)          143,616

AVAILABLE FOR SALE SECURITIES
U.S. Treasury securities                          65,679           76            (776)           64,979
Other securities                                   2,979           --              --             2,979
                                                -------------------------------------------------------
                                                  68,658           76            (776)           67,958
                                                -------------------------------------------------------
Total investment securities                     $218,581         $156         $(7,163)         $211,574
                                                =======================================================


The amortized cost and estimated market values of investments in debt securities at December 31, 1993 are as follows:

                                                                  Gross       Gross           Estimated
                                                Amortized    Unrealized  Unrealized              Market
(in thousands)                                       Cost         Gains      Losses               Value
HELD TO MATURITY SECURITIES
U.S. Treasury securities                        $114,760         $1,497       $(398)           $115,859
Mortgage-backed securities                        43,367          1,564         (16)             44,915
Other securities                                   2,975             --          --               2,975
                                                -------------------------------------------------------
                                                 161,102          3,061        (414)            163,749

HELD FOR SALE SECURITIES
U.S. Treasury securities                          75,613          2,761          --              78,374
                                                -------------------------------------------------------
                                                  75,613          2,761          --              78,374
                                                -------------------------------------------------------
Total investment securities                     $236,715         $5,822       $(414)           $242,123
                                                =======================================================

The amortized cost and estimated market value of debt securities at December 31, 1994 and 1993, by contractual maturity, are shown below. Mortgage-backed securities are listed separately as their estimated average lives vary according to changes in prepayment rates. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. In general, these investments at December 31, 1994 have estimated average lives of between one and five years.

                                                            1994                              1993
                                               ------------------------------     -----------------------------
                                               Amortized        Estimated        Amortized        Estimated
(in thousands)                                      Cost     Market Value             Cost     Market Value
HELD TO MATURITY SECURITIES
Due in one year or less                         $ 40,515         $ 40,111         $ 20,095         $ 20,561
Due after one year through five years             72,399           67,616           94,665           95,298
Due after five years through ten years               200              200               --               --
Mortgage-backed securities                        36,809           35,689           43,367           44,915
Other securities                                      --               --            2,975            2,975
                                                -----------------------------------------------------------
                                                 149,923          143,616          161,102          163,749

AVAILABLE FOR SALE SECURITIES
Due in one year or less                            9,997            9,935           20,140           20,164
Due after one year through five years             55,682           55,044           55,473           58,210
Due after five years through ten years                --               --               --               --
Other securities                                   2,979            2,979               --               --
                                                -----------------------------------------------------------
                                                  68,658           67,958           75,613           78,374
                                                -----------------------------------------------------------
 Total investment securities                    $218,581         $211,574         $236,715         $242,123
                                                ===========================================================


26  M E T R O B A N K

U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities having a market value of approximately $193.8 million and $186.1 million were pledged to secure insolvency deposits, securities sold under agreements to repurchase, and other liabilities as of December 31, 1994 and 1993, respectively. Proceeds from the sales of U.S. Treasury securities in the investment portfolio totalled $89 million during 1993, resulting in gross realized gains of $3.3 million on these sales. There were no sales of investment securities during 1994.

5. INVESTMENTS IN REAL ESTATE

As of December 31, 1994, the Company owned a low-income housing project with a book value of approximately $16.2 million. The Company has elected to retain this project to help satisfy its commitment to contributing to the Southern California com-munity redevelopment process; additionally, the Bank is able to utilize favorable tax credits. These tax credits, of which $1.5 million were utilized in 1994, amount to approximately $15 million in total credits over a ten year life. Through December 31, 1994, the Bank has utilized approximately $5.5 million in tax credits; however, the utilization of these tax credits is subject to certain alternative minimum tax restrictions.

6. LOANS

The composition of the loan portfolio at December 31, 1994 and 1993 is as follows:

(in thousands)                                               1994           1993
Commercial and industrial                                $124,747       $123,988
Real estate - other                                       326,533        286,767
Real estate - construction                                 47,286         40,184
Consumer                                                  111,829        106,327
Other                                                       4,905         10,403
                                                         -----------------------
                                                          615,300        567,669
Less:
Allowance for possible loan losses                         12,791         13,104
Deferred loan fees, net                                     1,043          1,440
                                                         -----------------------
                                                         $601,466       $553,125
                                                         =======================

As of December 31, 1994 and 1993, the Bank had loans totalling approximately $11.3 million and $5.5 million, respectively, on which it was not accruing income due to their delinquent status. If interest on nonaccrual loans had been accrued, interest income would have increased approximately $532,000, $167,000, and $385,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

In the ordinary course of business, the Bank has granted loans to certain directors and entities with which these directors are associated. It is the Bank's policy that all such loans and commitments to lend be made under terms which are consistent with the Bank's lending policies applicable to third parties. As of December 31, 1994 and 1993, loans outstanding to related parties were approximately $11.3 million and $13.6 million, respectively.

An analysis of the activity in the allowance for possible loan losses is summarized as follows:

(in thousands)                                      1994           1993            1992
Balance at beginning of year                     $13,104        $10,102        $  8,174
Provision for possible loan losses                 3,565          8,820           5,200
Loans charged-off                                 (5,069)        (6,526)         (3,559)
Recoveries on loans previously charged-off         1,191            708             287
                                                 --------------------------------------
Balance at end of year                           $12,791        $13,104         $10,102
                                                 ======================================


                                                           M E T R O B A N K  27

7. OTHER REAL ESTATE OWNED

The composition of other real estate owned at December 31, 1994 and 1993 is as follows:

(in thousands)                                                                1994           1993
Unimproved land                                                             $1,500         $2,735
Commercial/retail buildings                                                  3,429          3,429
Industrial buildings                                                            --            500
                                                                            ---------------------
                                                                             4,929          6,664
Less valuation allowance                                                     1,409            919
                                                                            ---------------------
                                                                            $3,520         $5,745
                                                                            =====================

An analysis of the activity in the valuation allowance is summarized as follows:

(in thousands)                                                  1994          1993           1992
Balance at beginning of year                                  $  919        $ 1,335        $   --
Provision charged to operations                                1,235          2,026         2,018
Losses and valuation adjustments charged to allowance           (745)        (2,442)         (683)
                                                              -----------------------------------
Balance at end of year                                        $1,409        $   919        $1,335
                                                              ===================================

Foreclosure and holding costs, net of rental income, amounted to approximately $475,000, $434,000 and $203,000 for the years ended December 31, 1994, 1993, and 1992, respectively, and are included in other noninterest expense. Sales of other real estate owned resulted in a net gain of $72,000 in 1994, a net gain of $95,000 in 1993 and a net loss of $11,000 in 1992.

8. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1994 and 1993 are as follows:

(in thousands)                                                                1994           1993
Furniture, fixtures and equipment                                           $4,389         $4,010
Leasehold improvements                                                       3,371          3,369
Automobiles                                                                    148            129
                                                                            ---------------------
                                                                             7,908          7,508
Less accumulated depreciation and amortization                               5,497          4,653
                                                                            ---------------------
                                                                            $2,411         $2,855
                                                                            =====================

The amounts of depreciation and amortization included in noninterest expense were $853,000, $999,000 and $879,000 for the years ended December 31, 1994,
1993 and 1992, respectively, and are based on estimated lives of three to twenty years for furniture, fixtures and equipment, six to twenty years for leasehold improvements and three years for automobiles.

9. OTHER ASSETS

The composition of other assets at December 31, 1994 and 1993 is as follows:

(in thousands)                                                                1994           1993
Customer acceptances                                                        $ 4,196        $2,209
Securities matured and not yet settled                                        5,000            --
Prepaid expense                                                                 567           452
Deferred taxes, net                                                           5,356         5,017
Other assets                                                                  1,106         1,338
                                                                            ---------------------
                                                                            $16,225        $9,016
                                                                            =====================

28  M E T R O B A N K

10. DEPOSITS

The composition of deposits at December 31, 1994 and 1993 is as follows:

(in thousands)                                                      1994          1993
Noninterest-bearing demand deposits                             $522,523      $471,599
NOW accounts                                                      20,301        23,726
Money market demand accounts                                     262,123       265,899
Savings deposits                                                  12,573        13,677
Time certificates of $100,000 or more                             89,773        48,690
Other time certificates                                           51,867        61,795
                                                                ----------------------
                                                                $959,160      $885,386
                                                                ======================

Interest expense on time certificates of $100,000 or more was $2.7 million, $1.9 million and $4.6 million for the years ended December 31, 1994, 1993 and 1992, respectively.

At December 31, 1994, the Bank had concentrations of deposits with escrow companies, title companies and insolvency trustees. A substantial portion of the Bank's demand deposits consist of funds deposited by escrow and title companies. To a large extent, these deposits are generated as a result of paying the cost of data processing and other services to assist these companies in accounting for Bank related financial transactions.

11. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Repurchase agreements at December 31, 1994 and 1993 are as follows:

(in thousands)                                                     1994          1993
Repurchase agreements                                           $13,825       $ 1,100
Weighted-average interest rate of repurchase agreements            5.12%         2.50%
Maximum month-end balance outstanding                           $17,893       $86,140
Average outstanding balance during the year                     $14,508       $22,530
Weighted-average interest rate during the year                     4.04%         3.25%
Investment securities collateralizing repurchase agreements:
  Par value                                                     $14,072       $ 1,200
  Market value                                                  $14,058       $ 1,334

All outstanding repurchase agreements at December 31, 1994 mature on or before January 20, 1995.

All securities underlying repurchase agreements are held in safekeeping by broker/dealers, and all agreements are to repurchase the same securities. It is Management's policy to enter into repurchase agreements only with primary broker/dealers.

12. OTHER LIABILITIES

The composition of other liabilities at December 31, 1994 and 1993 is as follows:

(in thousands)                                                    1994          1993
Acceptances outstanding                                         $4,196        $2,209
Accrued expenses                                                 1,946         1,475
Accrued professional services for customers                      1,318           947
Other liabilities                                                  965           617
                                                                --------------------
                                                                $8,425        $5,248
                                                                ====================


                                                           M E T R O B A N K  29

13. LEASE COMMITMENTSAND CONTINGENCIES

The Bank leases certain office facilities from nonaffiliated parties under operating leases expiring at various times through the year 2002, with options to renew through the year 2012.

As of December 31, 1994, the approximate future lease rentals payable under noncancelable operating lease contracts are as follows:

(in thousands)                        Obligations
Year ending December 31,
1995                                      $ 2,874
1996                                        1,890
1997                                        1,890
1998                                        1,890
1999                                        1,734
2000 and thereafter                         3,748
                                          -------
                                          $14,026
                                          =======

The amounts shown in the chart do not include future increases in rental amounts, if any, based on changes in the Consumer Price Index and building operating costs, as provided in the leases.

Annual rental expense from these lease commitments was approximately $2.9 million, $3.0 million and $2.8 million for the years ended December 31, 1994, 1993 and 1992, respectively.

The Bank is involved in various legal proceedings arising from the normal course of business. In the opinion of Management and the Bank's legal counsel, the disposition of pending litigation will not have a material adverse effect on the Bank's financial position or on the consolidated statements of earnings.

14. SHAREHOLDERS' EQUITY

STOCK OPTIONS

479,395 shares of authorized but unissued common stock are reserved for issuance to key employees under a stock option plan adopted in April of 1982 (the Incentive Plan). On December 23, 1988, Metrobank adopted a 1988 Stock Option Plan under which 800,000 shares of authorized but unissued stock are reserved for issuance to certain key employees and directors of the Bank and its subsidiaries. The purchase price of stock under the plans may not be less than the fair market value of such stock at the time such option is granted. Options presently issued under these plans are exercisable in such installments and expire on such dates as the Board of Directors may determine, but not later than ten years from the date of grant. The Stock Option Plan has been designed to qualify options granted thereunder as incentive stock options, but does not preclude the granting of nonqualified options.

The following table summarizes stock option activity for the year ended December 31, 1994:


                                    Outstanding at
                                 December 31, 1993                 Granted              Exercised                Canceled
1988 Stock Option Plan:
  Shares                                   350,625                 155,430                 34,513                   7,700
  Option price per share              $6.48-$10.80           $10.91-$15.45           $6.48-$10.80            $6.48-$10.80
Incentive Plan:
  Shares                                   342,430                      --                110,330                   2,750
  Option price per share              $7.27-$ 9.09                      --           $7.27-$ 9.09                  $ 9.09

                                    Outstanding at         Exercisable at       Shares Available
                                 December 31, 1994      December 31, 1994       for Future Grant
1988 Stock Option Plan:
  Shares                                   463,842                354,613                379,720
  Option price per share              $6.48-$15.45           $6.48-$15.45
Incentive Plan:
  Shares                                   229,350                229,350                     --
  Option price per share              $7.27-$ 8.18           $7.27-$ 8.18                     --

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Bank maintains an Employee Stock Ownership Plan and Trust for eligible employees, under which, at the discretion of the Board of Directors, an amount not to exceed 15 percent of the salaries of all employees may be contributed each plan year. During 1994, the Employee Stock Ownership Plan and Trust paid off its borrowings of $288,000 utilized for the purchases of additional shares of Metrobank stock. For financial reporting purposes, the loan is considered guaranteed by the Bank and is therefore shown as a reduction of capital. The terms of the loan agreement require the Trust to pay principal and interest quarterly on its outstanding borrowing to fully amortize the line of credit beginning in September 1991. Inasmuch as the Trust does not have the liquidity to fund principal and interest payments on the borrowing, the Bank made payments of approximately $289,000, $578,000 and $593,000 during 1994, 1993 and 1992, respectively, to fund the scheduled note reduction. These loan payments represented the Bank's contributions in each of those years.


30  M E T R O B A N K

DIVIDEND RESTRICTIONS

The Financial Code of the State of California provides that dividends paid in any one year may not exceed the lesser of the Bank's retained earnings or the net earnings for the prior three years, less cash distributions to shareholders during such period. As of December 31, 1994, approximately $12.1 million of retained earnings are available for dividends.

PREFERRED STOCK

The Bank is authorized to issue up to 15 million shares of preferred stock, no par value, in one or more series. The Board of Directors is authorized to establish the terms and conditions of the preferred stock prior to issuance. As of December 31, 1994, no shares were outstanding.


15. OTHER NONINTEREST EXPENSE

The following is a breakdown of other noninterest expense for the years ended December 31, 1994, 1993 and 1992:

(in thousands)                               1994         1993          1992
Professional services                    $  1,987     $  2,439      $  2,441
Professional services to customers          8,994        6,714         5,723
Promotion expense                           1,409        1,247         1,067
Low-income housing project expense          1,535        1,594         1,744
Office supplies and equipment               1,079        1,166         1,257
Regulatory assessments                      2,244        2,017         1,754
Other real estate owned costs                 760          434           203
Other                                       2,214        3,167         2,879
                                         -----------------------------------
                                         $ 20,222     $ 18,778      $ 17,068
                                         ===================================

16. INCOME TAXES

The provision for taxes for the years ended December 31, 1994, 1993 and 1992 for financial reporting purposes is as follows:

(in thousands)                               1994         1993          1992
Current:
  Federal                                $  2,402     $  2,197      $  2,257
  State                                     1,209        1,121         1,114
                                         -----------------------------------
                                            3,611        3,318         3,371
Deferred:
  Federal                                    (410)      (1,849)       (1,523)
  State                                        71         (301)         (349)
                                         -----------------------------------
                                             (339)      (2,150)       (1,872)
                                         -----------------------------------
                                         $  3,272     $  1,168      $  1,499
                                         ===================================

Deferred taxes arise from temporary differences in the recognition of revenues, expenses and tax credits for tax and financial reporting purposes. The tax effects of principal items affecting deferred taxes were as follows:

(in thousands)                               1994         1993          1992
Loan losses                              $   (179)    $ (1,211)     $   (852)
Depreciation                                 (161)           3            39
OREO writedowns                              (500)           7        (1,093)
Discount accretion                            168         (468)          (61)
State franchise tax                           (30)          95            38
Other, net (1)                                363         (576)           57
                                         -----------------------------------
                                         $   (339)    $ (2,150)     $ (1,872)
                                         ===================================

(1) Includes the $350,000 effect of adopting SFAS No. 109 during 1993.


                                                           M E T R O B A N K  31

The provision for income taxes differs from the amounts using the federal statutory tax rate of 34 percent for the years ended December 31, 1994, 1993 and 1992, as follows:

                                                             1994                  1993                  1992
                                                     -------------------    -----------------      ------------------
(in thousands)                                       Amount         Rate    Amount       Rate      Amount        Rate
Federal income tax expense at statutory rate         $3,884         34.0%   $2,442        34.0%    $2,467       34.0%
Tax exempt income, net of exclusion                      --           --        (7)       -0.1         (6)      -0.1
State franchise taxes, net of federal benefit           849          7.4       541         7.5        510        7.0
Other, net                                              (11)        -0.1      (358)       -4.9         28        0.4
                                                     ---------------------------------------------------------------
Provision for income taxes                            4,722         41.3     2,618        36.5      2,999       41.3
Income tax credit                                    (1,450)       -12.7    (1,450)      -20.2     (1,500)     -20.6
                                                     ---------------------------------------------------------------
Net provision for income taxes                       $3,272         28.6%   $1,168        16.3%    $1,499       20.7%
                                                     ===============================================================

Deferred tax assets and deferred tax liabilities as of December 31, 1994 and 1993 are as follows:

(in thousands)                                                    1994                 1993
Deferred tax assets
  Loan losses                                                   $5,339               $5,518
  Real estate writedowns                                         1,392                  892
  State franchise tax                                               33                    2
  Other                                                            103                  149
                                                                ---------------------------
  Total deferred tax assets                                      6,867                6,561

Deferred tax liabilities
  Depreciation                                                     436                  597
  Discount accretion                                               925                  757
  Other                                                            150                  190
                                                                ---------------------------
    Total deferred tax liabilities                               1,511                1,544
                                                                ---------------------------
      Net deferred tax asset                                    $5,356               $5,017
                                                                ===========================


17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 1994 and 1993 are as follows:

(in thousands)                                       Notional Amount
                                                 -----------------------
                                                     1994           1993
Commitments to extend credit                     $162,400       $119,157
Standby letters of credit                           5,412          3,444
                                                 --------       --------
                                                 $167,812       $122,601
                                                 ========       ========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, obtained if deemed necessary by the Bank upon extension of credit, is based on Management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and various forms of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds marketable securities and property as collateral supporting those commitments for which collateral is deemed necessary.


32  M E T R O B A N K

18. CONCENTRATION OF CREDIT RISK

At December 31, 1994, approximately $374 million of the Bank's loan portfolio was collateralized by various forms of real estate compared to $327 million at December 31, 1993. This amounts to 61% and 58% of the total loan portfolio, respectively. The Bank attempts to reduce its concentration of credit risk by making loans, which are diversified by project type and geographic locations throughout Southern California. While management believes that the collateral presently securing these loans is adequate, there can be no assurances that a significant deterioration in the Southern California real estate economy or a significant increase in interest rates would not expose the Bank to a significantly greater degree of credit risk.

19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure, if practicable, of the fair value of certain financial instruments, both on and off-balance sheet, and the methods and significant assumptions used to estimate those fair values. In the case of financial instruments for which it is not practicable to estimate the fair value, the Bank is required to disclose information pertinent to estimating the fair value such as interest rates and maturity, and also state the reasons why it is not practicable to estimate fair value.

In the statement, the Financial Accounting Standards Board says the "fair values of financial instruments depict the market's assessment of the present value of net future cash flows directly or indirectly embodied in them, discounted to reflect both current interest rates and the market's assessment of the risk that the cash flows will not occur." The information about fair value is said to better enable "investors, creditors, and other users to assess the consequences of an entity's investment and financing strategies, that is, to assess its performance."

Nonetheless, there are several factors which users of these financial statements should keep in mind. First, the statement acknowledges that there are uncertainties inherent in the process of estimating fair value of financial instruments. Secondly, the statement covers only financial instruments, not other assets like premises and equipment, the fair value of which might differ significantly from the amounts at which they are carried in an entity's financial statements. Thirdly, the Bank must exclude from its estimate of the fair value of deposit liabilities any consideration of its ongoing customer relationships, which provide stable sources of investable funds. Lastly, the statement does not address means of evaluating an entity's performance in areas other than the management of financial instruments, for example, the ability to generate noninterest income and the control of noninterest expense. For these reasons, users are advised not to regard the disclosure of the fair value of financial instruments as in any way equivalent to a valuation of the Bank as a whole.

The following assumptions were used to estimate the fair value of each financial instrument listed below:

CASH AND CASH EQUIVALENTS
For these short-term investments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES
For investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS
The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These cash flow assumptions include adjustments to reflect estimates of uncollectible amounts.

DEPOSITS
The fair value of demand deposits, money market, NOW and savings accounts is the amount payable on demand at December 31, 1994. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE AND FEDERAL FUNDS PURCHASED For these short-term borrowings, the carrying amount is a reasonable estimate of their fair value.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
The fair value of letters of credit is based on fees currently charged for similar agreements. The utilization of a loan commitment is at the option of the borrower, and to the extent a borrower exercises that option, the loans are being written at rates comparable to current market rates.


                                                           M E T R O B A N K  33

                                             December 31,          1994                          1993
                                                         ------------------------       -----------------------
                                                         Carrying            Fair       Carrying           Fair
(in thousands)                                             Amount           Value         Amount          Value
FINANCIAL ASSETS:
Cash and cash equivalents                                $186,824        $186,824       $126,148       $126,148
Investment securities                                     217,881         211,574        236,715        242,123
Loans                                                     601,466         599,427        553,125        553,384

FINANCIAL LIABILITIES:
Deposits                                                  959,160         959,122        885,386        885,460
Securities sold under agreement to repurchase
and federal funds purchased                                13,825          13,825          1,100          1,100

UNRECOGNIZED FINANCIAL INSTRUMENTS:
Commitments to extend credit                                   --              --             --             --
Standby letters of credit                                      --             108             --             68

20. REGULATORY ISSUES

On July 6, 1993, the Bank entered into a Memorandum of Understanding (MOU) with the Federal Deposit Insurance Corporation (FDIC), which required that certain actions be taken. The FDIC mandated that the Bank reduce specified classified assets over a twelve-month period, maintain a tier-1 leverage ratio of at least 6.5%, and reduce its dependence on volatile liabilities to specified levels over time. Volatile liabilities are defined as brokered deposits, money desk deposits, time deposits greater than or equal to $100,000, federal funds purchased, repurchase agreements and other borrowings and debt due in one year or less. Subsequent to year-end, the Bank was notified that the FDIC was removing the Bank from its MOU based upon the results of its most recent examination.

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data follows (in thousands except per share amounts):

Three Months Ended                  March 31,         June 30,      September 30,        December 31,
1994
Net interest income                   $11,971          $12,984            $13,521             $14,438
Provision for possible loan losses        415            1,000              1,600                 550
Noninterest income                      1,118            1,117              1,171               1,175
Noninterest expense                    10,126           10,740             10,271              11,368
Net earnings                            1,780            1,700              2,051               2,622
Earnings per share                    $  0.34          $  0.31            $  0.37             $  0.46
                                      ---------------------------------------------------------------
1993
Net interest income                   $11,785          $12,057            $12,262             $12,321
Provision for possible loan losses      1,520            3,915              2,360               1,025
Noninterest income                      2,544            2,649              3,089               1,301
Noninterest expense                    10,859            9,317             10,962              10,867
Net earnings                            1,490            1,100              1,450               1,975
Earnings per share                    $  0.28          $  0.21            $  0.27             $  0.38

34  M E T R O B A N K

SECURITIES ACTIVITY



The Bank is a member of the American Stock Exchange and its common stock is traded under the symbol of MBN.

The following table reflects the market price for the Bank's common stock for each period presented.

                                          1994                  1993
                                      --------------       --------------
                                        High     Low         High     Low
First Quarter                         $12.28  $10.47       $11.71  $10.12
Second Quarter                         16.72   10.78        11.82    9.09
Third Quarter                          15.69   13.28         9.89    8.41
Fourth Quarter                         17.38   13.88        11.25    8.86
                                      -----------------------------------

The Bank had approximately 371 record holders of its common stock as of January 31, 1995. On February 1, 1994, the Bank declared a cash dividend of $0.14 per share to shareholders of record on February 10, 1994, payable on February 24, 1994. On April 15, 1994, the Bank declared a second cash dividend of $0.14 per share to shareholders of record on April 29, 1994, payable on May 13, 1994. On July 13, 1994, the Bank declared a third cash dividend of $0.14 per share to shareholders of record on July 22, 1994, payable on August 8, 1994. On October 12, 1994, the Bank declared a fourth cash dividend of $0.14 per share to shareholders of record on October 25, 1994, payable on November 8, 1994. On December 21, 1994, the Bank declared a stock dividend of 10 percent to shareholders of record on January 6, 1995, payable on January 20, 1995. This stock dividend increased the number of shares outstanding to 5,377,124.



                            SHAREHOLDER INFORMATION


The Annual Meeting of Shareholders of Metrobank will be held at the Bank's Headquarters Office, 10900 Wilshire Boulevard, Los Angeles, California 90024, on May 23, 1995 at 4:00 P.M. All shareholders are cordially invited to attend.

AUDITORS

Arthur Andersen LLP, Los Angeles, California

CORPORATE SECRETARY

Sharon L. Canup, Corporate Senior Vice President

OUTSIDE LEGAL COUNSEL

Loeb and Loeb, Los Angeles, California

TRANSFER AGENT

First Interstate Bank of California, Stock Transfer Department, 707 Wilshire Boulevard, Los Angeles, California 90017

For shareholder and stock information, please contact Sharon L. Canup, Corporate Secretary at (310) 824-5700. A copy of the Bank's Annual Report on Form F-2 as filed with the Federal Deposit Insurance Corporation may also be obtained without charge by writing Ms. Canup at Metrobank, 10900 Wilshire Boulevard, Los Angeles, California 90024.

                                                           M E T R O B A N K  35

                              METROBANK MANAGEMENT


BOARD OF DIRECTORS

DAVID L. BUELL
Chairman and Chief Executive Officer
Metrobank

ROBERT P. BULSECO
President and Chief Operating Officer
Metrobank

PETER B. CALOYERAS
President
Magnetika, Inc.

SEYMOUR J. CARR, DMD
Professor (Emeritus)
University of California, Los Angeles

JAMES W. HOBSON
Vice Chancellor (Emeritus)
University of California, Los Angeles

RUDY B. MARKMILLER
President
Network Courier Services

ROBERT L. MAYER
President
The Robert Mayer Corporation

WALLACE WONG
Chief Executive Officer
Cal-American Medical Supplies

SHARON L. CANUP
Corporate Secretary and
Corporate Senior Vice President

ADMINISTRATIVE DIVISION

ROBERT P. BULSECO
President and Chief Operating Officer

DONN E. LOE
Executive Vice President and
Chief Administrative Officer

DAVID P. MALONE
Executive Vice President and
Chief Financial Officer

PAMELA L. CITRON
Corporate Senior Vice President
and Cashier

JOHN P. CRONIN
Senior Vice President
Marketing Administration

DOUGLAS P. KRAUSE
Corporate Senior Vice President
and General Counsel

COMMERCIAL DIVISION

PAUL W. STROUBE
Executive Vice President
Regional Administration North

SCOTT T. MONSON
Executive Vice President
Regional Administration South

WILLIAM F. G. CARROLL
Regional Vice President
Orange County Regional Head Office

KENNETH J. COOKE
Regional Vice President
San Diego Regional Head Office

CRAIG L. MILLER
Regional Vice President
San Fernando Valley
Regional Head Office

BROUGHAM MORRIS
Regional Vice President
South Bay Regional Head Office

CHERYL K. WOLFORD
Senior Vice President
Fiduciary Services Department

LOAN DIVISION

PAUL B. ALEXANDER
Executive Vice President and
Chief Credit Officer

MESFIN AYENEW
Corporate Senior Vice President
Real Estate Group

FRANK D. DITOMASO
Corporate Senior Vice President
Asset-Based Loan Department

JOHN S. HARRIS
Corporate Senior Vice President
Trade Finance

GORDON SMITH
Corporate Senior Vice President
Indirect Loan Group

METROBANK OFFICES

WEST LOS ANGELES REGIONAL HEAD OFFICE
10900 Wilshire Boulevard
Los Angeles, CA 90024
(310) 824-5700

LONG BEACH REGIONAL
HEAD OFFICE (SECOND QUARTER, 1995)
301 East Ocean Boulevard
Long Beach, CA 90802
(310) 495-1993

EAST LONG BEACH
OFFICE (Second Quarter, 1995)
1650 Ximeno Avenue
Long Beach, CA 90804
(310) 498-3336

ORANGE COUNTY REGIONAL HEAD OFFICE
5000 Birch Street
Newport Beach, CA 92660
(714) 955-5400

SAN DIEGO REGIONAL
HEAD OFFICE
3131 Camino del Rio North
San Diego, CA 92108
(619) 563-9400

SAN FERNANDO VALLEY
REGIONAL HEAD OFFICE
21530 Oxnard Street
Woodland Hills, CA 91367
(818) 587-5200

SOUTH BAY REGIONAL
HEAD OFFICE
21535 Hawthorne Boulevard
Torrance, CA 90503
(310) 316-7111

ADMINISTRATIVE OFFICES
19191 S. Vermont Avenue
Torrance, CA 90502
(310) 516-9700

OPERATIONS CENTER
350 S. Figueroa Street
Suite 180
Los Angeles, CA 90071
(213) 346-8383

                                 EXHIBIT 10.3

                              OFFICE SPACE LEASE



                             HASEKO CORPORATION,
                            a Japanese corporation


                                  (Landlord)




                                  METROBANK,
                           a California corporation


                                   (Tenant)


                          350 South Figueroa Street
                                  Suite 180
                           Los Angeles, California


                           (Building and Premises)


                               January 31, 1994

                           BASIC LEASE INFORMATION


DATE:          January 31, 1994

BUILDING:      World Trade Center, 350 South Figueroa Street, Los Angeles,
               California 90071

LANDLORD:      HASEKO CORPORATION, a Japanese corporation

TENANT:        METROBANK, a California corporation

LEASE SECTION

Sections 1,    Premises: Suite 180 (but Tenant has Space Reduction Option,
54, 56 & 57    Expansion Option and Right of First Negotiation)

Section 2 Term Commencement Date: (i) for the Relocation Space described in Exhibit "A-1", as defined in subsection 2(b); (ii) for all other portions of the Premises, May 1, 1994 as may be extended pursuant to Section 2

Sections 2,    Term Expiration: April 30, 2004 (but Tenant has options to
52 and 53      extend and terminate)

Section 5      Monthly Base Rent and Additional Rent:
               See Section 5 and Rider

Section 6      Base Year:  1994
Paragraphs
(a) and (b)    Base Tax Year: July 1, 1994 to June 30, 1995

Section 6      Tenant's Percentage Share of Increased Operating Expenses and
Paragraphs     Taxes: 2.0022% [Based on 349,619 rentable square feet of space
(a) and (b)    in the Building]

Section 41     Security Deposit: None

Section 43     Landlord's Address for Notices:

               HASEKO CORPORATION
               c/o Haseko-Dunn Management Company
               350 South Figueroa Street, Suite 141
               Los Angeles, California 90071



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
               Tenant's Address for Notices:

               Prior to Term Commencement Date:

               METROBANK
               333 Beaudry Avenue, Suite 216
               Los Angeles, California 90017
               Attention:  Ms. Pamela Citron
                           Senior Vice President

               After Term Commencement Date:

               METROBANK
               350 South Figueroa Street, Suite 180
               Los Angeles, California 90071
               Attention:  Operations Manager

Section 48     Exhibits and Addendum:

        The Sections of the Lease identified above are the Sections which refer to the Basic Lease Information and each Section shall be deemed to incorporate by reference the applicable Basic Lease Information. In the event of any conflict between the foregoing Basic Lease Information and any of the terms of the Lease, the terms of the Lease shall control.


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
                              OFFICE SPACE LEASE

        THIS LEASE ("Lease"), dated January 31, 1994, is entered into by and between HASEKO CORPORATION, a Japanese corporation, as Landlord, and METROBANK, a California corporation, as Tenant, with the consent of ROYAL INVESTMENT SYSTEMS (RIS) (03-07)/LOS ANGELES WORLD TRADE CENTER PARTNERSHIP, as Master Landlord.

        1.  PREMISES

        Landlord hereby leases to Tenant, and Tenant hereby hires from Landlord, upon the terms and conditions hereinafter set forth, those certain premises ("Premises") consisting of approximately 7,283 square feet of "net rentable area" outlined on Exhibit "A" attached hereto. The portion of the Premises described on Exhibit "A-1" attached hereto (the "Relocation Space") contains approximately 386 square feet of "net rentable area". The Premises are located on the first concourse level of the Building. As used in this Lease, the term "Building" shall mean the building described in the Basic Lease Information attached hereto and all common areas, parking areas and walkways serving said building and all areas adjacent to said building which are owned by Landlord. Prior to the Commencement Date for portions of the Premises other than the Relocation Space, Landlord and Tenant shall verify the "net rentable area" of the Premises and prior to the Commencement Date for the Relocation Space, Landlord and Tenant shall verify the "net rentable area" of the Relocation Space. If the "net rentable area" of the Premises varies from 7,283 square feet, then Landlord and Tenant shall execute an amendment to this Lease containing appropriate corrections and adjustments, as the case may be, to this
Section 1 and Sections 4 and 5 of this Lease and Exhibit "A", as well as Tenant's Percentage Share of Increased Operating Expenses and Taxes as specified in the Basic Lease Information. If the "net rentable area" of the Relocation Space is greater than 386 square feet, then any overpayments of Base Rent by Tenant for the other portions of the Premises shall be credited against the Base Rent next coming due. If the "net rentable area" of the Relocation Space is less than 386 square feet, then Tenant shall pay to Landlord any underpayments of Base Rent for the other portions of the Premises together with the Base Rent next coming due.

        The Premises shall include the right to use, in common with others, restrooms, walkways, lobbies, entrances, stairs, elevators and other public portions of the Building.


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
All of the outside walls and windows of the Premises and any space in the Premises used for shafts, stacks, pipes, conduits, ducts, and electric or other Building facilities, and the use thereof and access thereto through the Premises for the purposes of operation, maintenance and repairs are reserved to Landlord.

        For purposes of this Lease, the term "net rentable area" shall mean 115% of the "net usable area." The term "net usable area" shall mean all floor area in the Premises, measured to the inside glass surface of the outer building walls, to the interior side of corridors and other permanent partitions, and to the center of partitions that separate the Premises from adjoining tenant spaces, without deduction for columns and projections necessary to the Building.

    2.  TERM.

        (a) The term of this Lease shall correlate upon the Commencement Date (as hereinafter defined) and shall expire on April 30, 2004.

        (b) For all portions of the Premises other than the Relocation Space, the capitalized term "Commencement Date" shall mean May 1, 1994, as extended by one (1) day that substantial completion of the tenant improvements for the Premises is delayed beyond said date solely as a result of "Landlord Delays" and "Force Majeure Delays" (as such capitalized terms are defined in Paragraph 2.6 of Exhibit "B" attached hereto). Notwithstanding the foregoing, Landlord shall not be obligated to deliver said portions of the Premises to Tenant until the latest of: (i) the date that is five (5) days after the full execution of this Lease; or (ii) the date Tenant gives Landlord reasonable evidence that Tenant has obtained all of the insurance required to be maintained by Tenant under this Lease (including, without limitation, the insurance described in Section 2.5 of the Work Letter attached hereto as Exhibit "B"); or (iii) the date on which Landlord completes any and all demolition work which Landlord is expressly required in Exhibit "B" of this Lease to complete.

        (c) For the Relocation Space the capitalized term "Commencement Date" shall mean the earlier of: (i) the date on which Tenant substantially completes the tenant improvements for the Relocation Space, as determined by Landlord; or (ii) the date which is forty-five (45) days after Landlord delivers the Relocation Space to Tenant with the existing tenant improvements in said Relocation Space demolished and removed. Landlord shall use commercially reasonable efforts to relocate the existing tenant in the


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

Relocation Space pursuant to the relocation clause in that tenant's lease and to promptly demolish and remove the existing tenant improvements in the Relocation Space after said relocation.

        (d) All of the terms of this Lease, except for terms requiring Tenant to pay Base Rent, Extraordinary Rent, Storage Space Rent, and Operating Expenses and Taxes, shall apply to any occupancy of all or any portion of the Premises by Tenant prior to the applicable Commencement Date.

        (e) Upon request by Landlord, given from time to time, Tenant shall confirm the Commencement Date and expiration date of this Lease (including the Commencement Date for the Relocation Space, if so requested by Landlord) in writing in the form attached hereto as Exhibit "C" and shall promptly return the same to Landlord.

        (f) As used in this Lease, the capitalized terms "Commencement Date" shall mean: (i) as to the Relocation Space, the date on which this Lease commences as to the Relocation Space, as set forth in Subsection (b) above; and
(ii) as to all other portions of the Premises, the date on which this Lease commences as to said other portions, as set forth in Subsection (a) above. As used in this Lease, the word "Term" shall mean: (i) as to the Relocation Space, the period from the Commencement Date for the Relocation Space to April 30, 2004; and (ii) as to all other portions of the Premises, the period from the Commencement Date for said other portions of the Premises to April 30, 2004.

    3.  FAILURE TO OCCUPY IMPROVED SPACE
        [INTENTIONALLY DELETED]

    4.  RENTAL PAYMENTS

        (a) Tenant shall pay base rent ("Base Rent") for the Premises to Landlord throughout the Term on or before the first day of each calendar month during the Term, without deduction or offset, in the amount(s) set forth in
Section 5 hereof, as adjusted in accordance with Section 6, except that upon Tenant's execution and delivery of this Lease to Landlord, Tenant shall pay to Landlord fifty percent (50%) of the first full monthly installment of Base Rent payable to Landlord under this Lease and Tenant shall pay the remaining fifty percent of said first full monthly installment of Base Rent to Landlord on May 1, 1994. If the Term commences on a day other than the first day of a calendar month, then the Base Rent for the first partial month shall be equitably prorated. All sums payable by

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
Tenant to Landlord hereunder shall be paid to Landlord, without deduction or offset, in lawful money of the United States of America, addressed to L.A. World Trade Center, Haseko-Dunn Management Company, 350 S. Figueroa Street, Suite 141, Los Angeles, California 90071, or to such other person or at such other place as Landlord may from time to time designate in writing. If any installment of Base Rent is not received by Landlord within ten (10) business days after the date such installment is due, Tenant shall pay a late charge equal to five percent (5%) of such installment and the installment and late charge shall bear interest at the rate of twelve percent (12%) per annum. Tenant recognizes and agrees that the late charge is intended to compensate Landlord for and is a reasonable estimate of the administrative, legal, bookkeeping and other expenses which will result from such delinquent rent payment, which costs and expenses would be extremely difficult and impractical to calculate.

        Any payment by Tenant or receipt by Landlord of a lesser amount than stipulated herein for Base Rent, additional rent or any other charge hereunder shall be deemed payment of the earliest stipulated rent, additional rent or other charge then due. No endorsement or statement on a check and no letter accompanying any check or payment shall be deemed an accord and satisfaction. Landlord may accept any check or payment without prejudice to Landlord's rights to recover the balance of rent, additional rent or other charges then due or to pursue any other remedy set forth in this Lease or available at law or in equity.

    5.  MONTHLY BASE RENT

        Months          Monthly Base Rent

        1-5                     0
        6-60                 $8,375.45
        61-63                   0
        64-120               $9,832.05

    6.  TENANT'S SHARE OF INCREASED COSTS

        (a) The Base Rent payable during each calendar year or part thereof during the Term, after the calendar year 1994 (the calendar year 1994 being hereinafter referred to as the "Base Year") shall be increased by Tenant's Percentage Share of Increased Operating Expenses and Taxes, as specified in the Basic Lease Information, of the total dollare increase, if any, in Operating Expenses paid or incurred by Landlord in the Base Year. As used herein "Operating Expenses" means all costs related to the administration, management, operation and maintenance of the Building, including without limitation, wages, salaries and other payroll costs and expenses (provided such labor costs are expended directly or indirectly in connection with the operation, maintenance or management of the Building), janitorial, maintenance, guard and other security services (if any0, Building office fair market rental value, ower, water, waste disposal and other utilities, materials and supplies, maintenance and repairs, insurannce, and depreciation on personal property and costs of making improvements to the Building or common areas that are required by law, including, without limitation, improvements required by the Americans With disabilities Act (42 U.S.C. & 12181 et seq.); provided, however, that costs of capital improvements required by law shall be amortized as described in Section 6(f) below and provided, further, that Operating Expenses shall not include ground lease payments, payments by Landlord on indebtedness of Landlord secured by the Building, taxes covered under paragraph (b) below, depreciation other than depreciation on any exterior window draperies and any carpeting in public corridors and common areas, costs of tenants' improvements, real estate brokers' commissions, interest, capital items (except as set forth in Section 6(f) below), payroll costs of leasing personnel employed by Landlord and the rent payable for the office space of such persons, legal fees expended in connection with the preparation of leases for the Building or the eviction of other tenants, costs incurred which benefit only other tenants and do not directly or indirectly benefit Tenant, costs that are to be paid solely by the Building manager, if any, (and not to be reimbursed to any such manager by Landlord) pursuant to its management contract for the Building, sums paid to affiliates of the Landlord for goods and services to the extent such sums clearly exceed the amount that would be paid by Landlord in the market to unaffiliated third parties for such goods and/or services, costs of removing hazardous materials present in the Building as of the date of this Lease, and charitable and political contributions made by Landlord. Actual Operating Expenses for both the Base Year and each subsequent calendar year shall be adjusted to equal Landlord's reasonable estimate of Operating Expenses had 100% of the total rentable area of the Building been occupied. Landlord shall not be entitled to charge all tenants of the Building, collectively, for more Operating Expenses than the total Operating Expenses for the Building.

        (b)     The Base Rent payable during each tax year (July 1 through June
30), or part thereof during the Term, after the tax year ending June 30, 1995 (the "Base Tax Year"), shall be increased by Tenant's Percentage Share of

Increased Operating Expenses and Taxes, as specified in the Basic Lease Information, of the total dollar increase, if any, in real and personal property taxes (and any tax, tax assessment, special assessment, charges or other imposition of any nature whatsoever levied wholly or partly in lieu thereof, whether or not such tax, tax assessment, special assessment, charge or other imposition is presently within the contemplation of the parties) levied against the Building and fixtures and other property used in connection with the operation or maintenance of the Building for such tax year, over such taxes for the Base Tax Year; provided, however, increases in real property taxes which result from a sale of the Building during the first five (5) years of the Term and do not directly or indirectly benefit Tenant, shall not be included in such taxes.

        (c) During March of each calendar year or as soon thereafter as practicable, Landlord shall give Tenant written notice of its estimate of amounts payable under paragraphs (a) and (b) above for the ensuing calendar year. On or before the first day of each month during the ensuing calendar year, Tenant shall pay to Landlord one-twelfth (1/12) of such estimated amounts, provided that if such notice is not given in December, Tenant shall continue to pay on the basis of the prior year's estimate until the month after such notice is given. If at any time or times it appears to Landlord that the amounts payable under either paragraph (a) and (b) above for the current calendar year will vary from its estimate by more than five percent (5%), Landlord shall, by written notice to Tenant, revise its estimate for such year, and subsequent payments by Tenant for such year shall be based upon such revised estimate.

        (d) within one hundred eighty (180) days after the close of each calendar year or as soon after such one hundred eighty (180) day period as practicable, Landlord shall deliver to Tenant a statement of amounts payable under paragraphs (a) and (b) above for such calendar year, and such statement shall be final and binding upon Landlord and Tenant. If such statement shows an amount owing by Tenant that is less than the estimated payments for such calendar year previously made by Tenant, Landlord shall pay Tenant the difference within thirty (30) days. If such statement shows an amount owing by Tenant that is more thatn the estimated payment for such claendar year previously made by Tenant, Tenant shall pay the deficiency to Landlord within thirty (30) days after delivery of the statement.

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
        (e) If, for any reason, this Lease shall terminate on a day other than the last day of a calendar year or a tax year, the amount of increase (if any) in rent payable by Tenant applicable to the calendar year or tax year in which such termination shall occur shall be equitable prorated on the basis of the number of days actually elapsed.

        (f) Tenant shall be charged for the amortization, with a market rate of interest, of the cost of installation of capital investment items that are for the purpose of reducing operating costs or that may be required by governmental authority. All such costs shall be amortized over the reasonable life of the capital investment items, with the reasonable life and amortization schedule to be determined in accordance with sound management accounting principles.

        (g) Tenant may, at Tenant's sole cost and expense, upon no less than ten (10) business days prior written notice to landlord, inspect any records relating to Operating Expenses and Taxes payable by Tenant that may then be in the possession of Landlord.

    7.  USE

        (a) The Premises shall be used for general office purposes and for no other purpose without the written consent of Landlord, which may be withheld in Landlord's sole and absolute discretion, except that Landlord shall not unreasonably withhold its consent to use of the Premises for retail banking purposes provided Tenant delivers to Landlord no later than sixty (60) days prior to such change in use: (i) a written request for the change in use; (ii) a detailed written description of any and all improvements Tenant proposes to make to the Premises in connection with such change in use (which shall be subject to Landlord's approval); and (iii) a detailed written description of any and all services and products to be made available in the Premises. Tenant hereby acknowledges and agrees that in addition to any other applicable reasonable bases for Landlord's withholding its consent to such change in use if Landlord shall have given any rights to any Tenant in the Building (or one of a number of specified tenants, excluding Tenant) to sell any of the services or products to be performed or sold by Tenant in the Premises. Tenant shall not do or permit to be brought or kept therein, anything which is prohibited by or will in any way conflict with any law, statute, ordinance or governmental rule or regulation now in force or which may hereafter be enacted or promulgated or which is prohibited by the standard form of fire insurance policy, or will in any way increase the existing rate of or affect any fire or other insurance upon the Building or any of its contents, or cause a cancellation of any insurance policy covering the Building or any part thereof or any of its contents. Tenant shall not do or permit anything to be done in or about the Premises which will in any way obstruct or interfere with the rights of other tenants of the Building, or injure or annoy them, or use or allow the Premises to be used for any improper, immoral, unlawful or objectionable purpose, nor shall Tenant cause, maintain or permit any nuisance in, on or about the Premises or commit or suffer to be committed any waste in, on or about the Premises.

        (b) Tenant shall not use the name of the Building or any similar name in connection with any business carried on by Tenant (except as Tenant's address) without written consent of Landlord which Landlord may withhold in its sole and absolute discretion.

        (c) Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty as to the suitability of the Premises for the conduct of Tenant's business, nor whether said business is permitted by law.

    8.  SERVICES

        (a) Landlord shall maintain the public and common areas of the Building, such as lobbies, stairs, elevators, corridors and restrooms in reasonably good order and condition except for damage occasioned by the act of Tenant, which damage shall be repaired by Landlord at Tenant's expense.

        (b) Landlord shall furnish the Premises with (i) 8 watts/sq.ft. of electricity for lighting and the operation of office machines, (ii) heat and .8 CFM/sq.ft. of air conditioning to the extent reasonably required for the comfortable occupation of the Premises during the reasonable and usual business hours of 8:00 a.m. to 6:00 p.m., Monday through Friday, and between the hours of 8:00 a.m. and 1:00 p.m. on Saturday (exclusive of Sundays and Holidays, except that "Holidays" shall not include any days on which Tenant is required by law to be open for business) or such shorter period specified or prescribed by any applicable policies or regulations adopted by any utility or government agency, (iii) elevator service, (iv) lighting replacement (for building standard lights), (v) restroom supplies, and (vi) daily janitor service five nights per week (exclusive of holidays) furnished in the manner that such services are customarily furnished in comparable office buildings in the downtown Los Angeles area. Tenant, and Tenant's contractors and vendors shall not be charged for reasonable use of the non-exclusive Building parking and Building elevators during the construction of the tenant improvements and Tenant's "move-in" period; however, Tenant and its contractors and vendors shall at all times reasonably cooperate with Landlord and any and all other users of such elevators and parking. Tenant shall provide its own security services and equipment for the Premises, subject to Landlord's approval of the installation of any security equipment if such approval is otherwise required by this Lease. If Tenant requires any utilities or services during times other than the business hours set forth in item (ii) above, then Tenant shall promptly upon demand reimburse Landlord for all of Landlord's actual costs of providing the same, or as reasonably estimated by Landlord. Tenant shall also pay for all costs of usage of any HVAC unit installed as part of the tenant improvements (as measured by a separate meter for such HVAC unit, which must be concurrently installed as part of the tenant improvements). If any tenant (or group of tenants) orders an extra service or extra utilities, then the cost of such service or utilities shall be charged to such tenant (or reasonably apportioned among the group of tenants based upon the areas of their premises and the degree to which they are benefitted by or receive such services or utilities). Landlord shall not be in default hereunder or be liable for any damages directly or indirectly resulting from, nor shall the rental herein reserved be abated by reason of (1) the installation, use or interruption of use of any equipment or phone lines used for the furnishing of any of the foregoing services, (2) failure to furnish or delay in furnishing any such services when such failure or delay is caused by repair, accident or any condition beyond the reasonable control of Landlord or by the making of necessary repairs or improvements to the Premises or to the Building, or (3) the limitation, curtailment, rationing or restrictions on use of water, electricity, gas or any other form of energy serving the Premises or the Building. Landlord shall use good faith efforts to remedy the interruption in the furnishing of such services. If more than five percent (5%) of the Premises is rendered untenantable as a result of any interruption of elevator, lighting, HVAC, electricity, or water services, and is not remedied within ten (10) business days after written notice to Landlord, then to the extent such interruption and any resulting interruption of business is not covered by the business interruption insurance required to be maintained by Tenant hereunder (or if Tenant fails to obtain such insurance, would not be covered), than Base Rent


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
and other sums payable under this Lease shall be proportionately abated for the portion(s) of the Premises rendered untenantable from the date Tenant's notice is received by Landlord to the date such portion again becomes tenantable.

        (c) Whenever heat generating machines or equipment or lighting other than Building standard lights are used in the Premises by Tenant which affect the temperature otherwise maintained by the air conditioning system, Landlord shall have the right to install supplementary air conditioning units in the Premises, and the cost thereof, including the cost of installation and the cost of operation and maintenance thereof, shall be paid by Tenant to Landlord upon billing by Landlord. If Tenant installs lighting requiring power in excess of that required for normal desk-top office equipment or normal copying equipment, Tenant shall pay for the cost of such excess power as additional rent, together with the cost of installing any additional risers or other facilities that may be necessary to furnish such excess power to the Premises.

        9.  TAXES PAYABLE BY TENANT

        In addition to the monthly rental and other charges to be paid by Tenant hereunder, Tenant shall reimburse Landlord directly upon demand for any and all taxes payable by Landlord (other than: (i) net income taxes, franchise taxes and payroll taxes payable by Landlord; (ii) penalties and fines resulting from delays caused by Landlord; and (iii) attorneys, accountants and appraisers fees for contesting the assessed value of the Premises or Building for property tax purposes in the event Landlord does not prevail in such contest) whether or not now customary or within the contemplation of the parties hereto: (a) upon, measured by or reasonably attributable to the cost or value of Tenant's equipment, furniture fixtures and other personal property located in the Premises or by the cost or value of any leasehold improvements made in or to the Premises by or for Tenant, other than Landlord's work under Exhibit "B" regardless of whether title to such improvements shall be in Tenant or Landlord; (b) upon or measured by the monthly rental payable hereunder, including, without limitation, any gross income tax or excise tax levied by the City of Los Angeles, the State of California, the Federal Government or any other governmental body with respect to the receipt of such rental; (c) upon or with respect to the possession, leasing, operation, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises or any portion thereof; (d) upon this transaction or any document to which Tenant is a party creating or transferring an interest or an estate in the Premises. In the event that it shall not be lawful for Tenant so to reimburse Landlord, the monthly rental payable to Landlord under this Lease shall be revised to net Landlord the same net rental after imposition of any such tax upon Landlord as would have been payable to Landlord prior to the imposition of any such tax.

        10.     IMPROVEMENTS, REPAIRS AND ALTERATIONS

                Upon taking possession of the Premises as set forth herein, Tenant shall be deemed to have accepted the Premises as being in tenantable and good condition. Tenant shall, at Tenant's sole cost and expense, repair and maintain the Premises and every part thereof in good order and condition and in compliance with all applicable laws, ordinances and regulations (excluding violations of hazardous materials laws which occurred prior to the date of this Lease). Without limiting the foregoing, Tenant shall, at its sole cost and expense, cause the Premises to comply at all times with the requirements of Title III of the Americans With Disabilities Act (42 U.S.C. Section 12181 et seq.), the regulations now or hereafter adopted pursuant thereto, and any and all applicable laws, statutes, ordinances, rules and regulations concerning public accommodations for disabled persons now or hereafter in effect. Tenant shall not alter or change the Premises or any other portion of the Building without the prior written consent of Landlord, which shall not be withheld for changes required by law, except that such changes shall be subject to Landlord's reasonable approval of plans therefor and Landlord may elect to have its own contractors perform any such alterations that affect Building systems, utilities or structural portions and Tenant shall reimburse Landlord for the reasonable costs thereof within five (5) business days after written demand, except that Landlord's consent shall not be required for interior, nonstructural changes to the tenant improvement work in the Premises provided:
(i) Tenant gives Landlord at least fifteen (15) business days' prior written notice of the change together with evidence satisfactory to Landlord that the change will not cost more than $10,000 in the aggregate and will not adversely affect, in any way, any Building utility systems or services or any other Building system or services. Tenant hereby waives the provisions of Subdivision
(1) of Section 1932 of the Civil Code of California, and any successor or similar statute or law to the extent inconsistent in any way with any of the terms of this Lease. All improvements, repairs and/or alterations that may be required of or desired by Tenant and that might affect any structural portion of the Building or any Building utility systems or other systems, or the appearance or exterior of the Building, shall be done by Landlord's


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
contractor but at the cost of Tenant. All improvements, repairs, and alterations shall become the property of Landlord and shall remain upon and be surrendered with the Premises; provided, however, that Tenant shall, at Tenant's expense, when surrendering the Premises, restore the same to their original condition, if Landlord notifies Tenant concurrently with Landlord's consent to any improvements (or in the case of improvements which do not require Landlord's consent, prior to the commencement of the improvements) that such removal will be required. All damage or injury done to the Premises by Tenant, or by any persons who may be in or upon the Premises with the consent of Tenant, shall be paid for by Tenant. Tenant shall, at the termination of this Lease by the expiration of time or otherwise, surrender and deliver up the Premises to Landlord in as good condition as when received by Tenant from Landlord, reasonable wear, tear and casualty excepted. Tenant shall pay for all damage to the Building, as well as all damage to tenants or occupants thereof, caused by Tenant's misuse or neglect of the Premises or the appurtenances thereto.

        11.     LIENS

                Tenant shall keep the Premises and the Building free from any mechanic's and/or materialmens liens or other liens arising out of any work performed, materials furnished or obligations incurred by Tenant. Tenant shall notify Landlord at least seventy-two (72) hours prior to the commencement of any work or activity on the Premises which may give rise to such liens and Landlord shall have the right to post and keep posted on the Premises any notices that may be provided by law or which Landlord may deem to be proper for the protection of Landlord, the Premises and the Building from such liens.

        12.     DAMAGE AND DESTRUCTION

                If the Premises or the Building are completely destroyed by any cause insured against under a standard form fire and extended coverage policy of insurance, or are so damaged thereby that they are untenantable within one hundred twenty (120) days after the date of such destruction or damage, Landlord or Tenant may terminate this Lease by written notice to the other given within five (5) business days after the end of the one hundred and twenty
(120) day period. Within forty-five (45) days after the date of such destruction or damage, Landlord shall give written notice to Tenant as to whether or not the Premises will be rendered tenantable within one hundred twenty (120) days after the date of such destruction or damage. If this Lease is not terminated by Landlord or Tenant as set forth above,

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
Landlord shall with due diligence render the Premises tenantable to the extent insurance proceeds are available therefor, and rent allocable to the untentable portion of the Premises shall be abated while such portion remains untentable. If the Premises or the Building are damaged or destroyed by any cause other than a cause insured against under a standard form fire and extended coverage policy of insurance, then Landlord may terminate this Lease by written notice to Tenant given within thirty (30 days after such damage or destruction, which termination shall be effective as of the date of the notice. Tenant hereby waives the provisions of Subdivision 2 of Section 1932 of the California Civil code and the provisions of Subdivision 4 of Section 1933 of the California Civil Code, and all successor and similar statutes and laws and agrees that this Section 12 is intended to govern damages and destruction to the Premises and the Building.

   13.  WAIVER OF SUBROGATION

        Prior to or immediately after the execution of this Lease, Landlord and Tenant shall each procure from their respective insurers under all policies of fire, theft, workmen's compensation and other insurance now or hereafter existing during the Term (other than liability insurance), and purchased by either of them insuring or covering the Building or any portion thereof or operations therin, a waiver of all rights of subrogation which the insurer might otherwise have.

   14.  INDEMNIFICATION

        Tenant hereby expressly waives any and all claims it may have nor or in the future against Landlord, its agents, employees and contractors for any damage whatsoever to Tenant's business from any cause whatsoever. Tenant also hereby waives any and all claims it may have not or in the future for damage to any of Tenant's or any other person's or entity's property or injury to or death of any person in, upon or about the Premises arising at any time and from any cause other than solely by reason of the gross negligence of Landlord, its agents, employees or contractors or by reason of the breach by Landlord of the terms of this Lease. Tenant shall defend (by counsel acceptable to Landlord), indemnify and hold Landlord harmless from and against any and all losses, claims, damages, liabilities and costs and expenses (including, without limitation, reasonable attorneys' fees) arising directly or indirectly from Tenant's (or any of Tenant's subtenants', assignees', agents', contractors', employees', invitees', licensees', or guests') acts or omissions (including, without limitation, any violation of any of the terms, covenants or conditions of this Lease, and aany use or occupancy of the Premises and/or Building), except for those losses, claims, damages, liabilities and costs and expesnes caused solely by the gross negligence of Landlord, its agents, employees or contractors.
Tenant's obligations and Landlord's rights under this Section 14 survive the expiration of earlier termination of this Lease.

   15.  COMPLIANCE WITH LAW

        Tenant shall, at its sole cost and expense, promptly comply with all laws, statutes, ordinances and governmental rules, regulations or requirements now in force or which may hereafter be in force, with the requirements of any board of fire underwriters or other similar body now or hereafter constituted, with any directions or occupancy certificates issued pursuant to any law by any public officer or officers, as well as the provisions of all recorded documents affecting the Premises, insofar as any thereof relate to or affect the condition, use or occupancy of the Premises, or Tenant's business conducted therein, excluding structural changes that are not required due to improvements made byor for Tenant or due to Tenant's acts (which may, at Landlord's option, be completed by Landlord at Tenant's sole cost and expense).


   16.  INSURANCE

        (a) Tenant shall, at its sole cost and expense, during the term of tis Lease, call all improvements at any time located in the Premises (other than the Building standard tenant improvements) and all equipment and fixtures from time to time used or intended to be sued in connection with the operation and maintenance of the Premises, to be insured for the mutual benefit of Landlord and Tenant against loss or damage by fire and against loss or damage by other risks now or hereafter included in the standard form of all-risk insurance policy, in an amount equal to the full insurable value thereof. All proceeds from such insurance shall be used for the repair or replacement of such improvements, equipment and fixtures.

        (b) Notwithstanding any other provisions of this Lease, Tenant, at its own expense, shall also maintain the following insurance coverage. All coverage shall be primary and non-contributory over any insurance the Landlord may elect to provide on his behalf. Upon the commencement of the Term, and upon renewal of such insurance coverage, Tenant shall deliver to the Landlord an original certificate of such insurance from the insurer providing a minimum of thirty (30) days' notice of cancellation. All policies of insurance required to be carried by Tenant under this Section 16 shall be in form reasonably satisfactory to Landlord, shall be issued by responsible insurance companies which are licensed to do business in the State of California, have a Best's rating of at least B+ and have been approved in writing by Landlor

        (1) Worker's Compensation. Tenant shall maintain Worker's
Compensation insurance sufficient to comply with all applicable State and/or Federal laws.

        (2) Comprehensive Geneal Liability. Tenant shall maintain a Comprehensive General Liability policy including all coverages normally provided by the "Extended Liability Endorsement." Such policies shall specificaly name the Landlord as additional insured and shall include a cross-liability endorsement.

        (3) Business Interruption. Tenant shall also maintain a policy of (or obtain an endorsement providing) business interruption insurance insuring Tenant against losses from interruption of its use of the Premises for any reason (including, without limitaiton, acts or ommisions of Landlord or its contractors and any failure to maintain or repair any phone lines, cables, conduits or risers in the Building).

   The minimum limits of liability shall be:

        (1) $1,000,000 Combined Single Limit for Bodily Injury and Property Damage, except that during all times (if any) that the Premises are used for retain banking purposes, Tenant shall maintain $2,000,000 of said coverage.

        (2) Property Insurance. Tenant shall maintain a standard "all risk" property insurance policy on all personal property and tenant improvements and betterments for not less than ninety percent (90%) of the replacement cost of the same. Tenant's property policy shall not provide for a deductible in excess of $10,000 without prior written approval of Landlord.

        (3) Plate Glass. Tenant shall assume all responsibility for all plate glass on the Premises. Tenant may elect to self-insure damage to plate glass on the Premises. Interior Only.

   17.  ASSIGNMENT AND SUBLETTING

        Tenant shall not assign, mortgage, pledge or otherwise transfer this Lease, or any interest therein, either voluntarily, involuntarily, or by operation of law, and shall not sublet the Premises or any part thereof, or any right or privilege appurtenant thereto, or suffer any other person (the agents and employees of Tenant excepted) to occupy or use the Premises, or any portion thereof, without the written consent of Landlord, which consent shall not be unreasonably withheld.

        Tenant hereby expressly agrees that the following are all reasonable grounds for Landlord's disapproval of an assignment or subletting (but shall not limit the reasonable bases for Landlord's disapproval):

              (i) The proposed assignee or subtenant does not, in Landlord's good faith judgment, have a good reputation as a tenant of property;

             (ii) The use of the Premises by the proposed assignee or subtenant is not permitted by this Lease;

            (iii) In Landlord's reasonable judgment, the proposed assignee or subtenant is engaged in a business, and the Premises, or the relevant part thereof will be used in a manner, that is not in keeping with the then current standards of the building as a first-class office and retail building;

             (iv) The use of the Premises by the proposed assignee or subtenant will violate any applicable law, ordinance or regulation;

              (v) The proposed assignee or subtenant is a person with whom Landlord is in negotiation to lease space in the Building, or has negotiated for such purpose within the six (6) months prior to the request for approval;

             (vi) Tenant is then in default of any obligation of Tenant under this Lease; or

            (vii) The proposed assignment or sublease conflicts with or violates any provision in this Lease or in any other tenant's lease (including, without limitation, any restrictive or exclusive covenant as to use).

        Notwithstanding the foregoing, if Tenant gives Landlord at least fifteen (15) days' prior written notice of a Permitted Assignment or Subletting (as hereinafter defined) and includes with such notice reasonable evidence, as determined by Landlord, that the assignee or subtenant, as applicable, under such Permitted Assignment or Subletting meets conditions (a), (b) or (c) hereinafter set forth, then Landlord's consent shall not be required for such assignment or subletting. As used herein, a "Permitted Assignment or Subletting" shall mean an assignment or subletting by the initial Tenant to any of the following corporations: (a) a corporation more than fifty percent (50%) of the voting shares of which are owned by the initial Tenant; (b) a corporation which owns more than fifty percent (50%) of the voting shares of the initial tenant; or (c) a corporation more than fifty percent of the voting shares of which are owned by a corporation which also owns more than fifty percent (50%) of the voting shares of the initial Tenant.

        A consent to one assignment, mortgage, pledge, subletting, occupation, or use by any other person shall not relieve Tenant from any obligation under this Lease and shall not be deemed to be a consent to any subsequent assignment, mortgage, pledge, subletting, occupation or use by another person. Any assignment, mortgage, pledge, subletting, occupation or use without such consent shall be void, and shall, at the option of Landlord, terminate this Lease. Tenant's request for Landlord's consent pursuant to this Section 17 shall be submitted in writing at least thirty (30) days prior to the date
Tenant desires to secure such consent. Such request shall be accompanied by all relevant information reasonably necessary for Landlord to consider such request. Any request for Landlord's consent pursuant to this Section 17 shall also be accompanied by a payment to Landlord of $300.00 for the review, evaluation, and/or preparation of any materials or documents; provided, however, if Landlord elects to terminate pursuant to this Section 17, the $300.00 shall be refunded to Tenant. In lieu of considering such request (other than a request to the mortgage or pledge of this Lease), Landlord may, within fifteen (15) days after receipt thereof from Tenant, notify Tenant of Landlord's election to terminate this Lease (or if a subletting of only a part of the Premises is involved, terminate this Lease only as to that part and reduce the rent and other monetary obligations of Tenant proportionately), which election, if made, shall be effective no less than sixty (60) nor more than ninety (90) days after the date of such election. If such election is made by Landlord, Tenant may rescind its request for consent within five (5) business days after Landlord gives Tenant notice of Landlord's election to terminate. If Tenant does not timely rescind its request for consent, then Tenant shall surrender the Premises (or if a subletting of only a part of the Premises is involved, only that part) to Landlord on the effective date of such termination, and Tenant shall thereafter incur no further liability under this Lease for the Premises (or for that part of the Premises required to be surrendered).

        Fifty percent (50%) of any sums or other economic consideration received by Tenant as a result of such subletting (other than the rental or other payments received which are attributable to the amortization of the cost of nonbuilding standard leasehold improvements made to the sublet portion of the Premises at the cost of Tenant) whether denominated rentals under the sublease or otherwise, which exceed in the aggregate the total sums which Tenant is obligated to pay Landlord under this Lease (prorated to reflect obligations allocable to that portion of the Premises subject to such sublease) shall be payable to Landlord as additional rental under this Lease without affecting or reducing any other obligation of Tenant hereunder.

        Regardless of Landlord's consent, no subletting or assignment (or merger or consolidation) shall release Tenant of Tenant's obligations hereunder or otherwise alter the primary liability of Tenant hereunder. The acceptance of rent or any other sum by Landlord from any person or entity shall not be deemed to be a waiver by Landlord of any provision hereof. In the event of default by any assignee of Tenant or any successor of Tenant in the performance of any of the terms hereof, Landlord may proceed directly against Tenant without the necessity of exhausting remedies against said assignee or successor. Landlord may consent to subsequent subletting or assignments of this Lease by assignees of Tenant without notifying Tenant or any successor of Tenant, and without obtaining its or their consent thereto and such action shall not relieve Tenant of any liability under this Lease.

    18.  RULES

        Tenant shall faithfully observe and comply with the rules and regulations annexed to this Lease as Exhibit "D" and, after notice thereof, all reasonable modifications thereof and additions thereto from time to time promulgated in writing by Landlord. Landlord shall not be responsible to Tenant for the nonperformance by any other tenant or occupant of the Building of any of said rules and regulations.

   19.  ENTRY BY LANDLORD

        Landlord may enter the Premises at reasonable hours to: (a) inspect the same; (b) upon twenty-four (24) hours' prior written or oral notice, exhibit the same to prospective purchasers, lenders or tenants; (c) determine whether Tenant is complying with all of Tenant's obligations hereunder; (d) supply janitor service and any other service to be provided by Landlord to Tenant hereunder, (e) post notices of non-responsibility; and (f) make repairs required of Landlord under the terms hereof or repairs to any adjoining space or utility service or make repairs, alterations or improvements to any other portion of the Building, provided, however, that all such work shall be done as promptly as reasonably possible and so as to cause as little interference to Tenant as reasonably possible. Tenant hereby waives any claim for damages for any injury or inconvenience to or interference with Tenant's business, any loss of occupancy or quiet enjoyment of the Premises or any other loss occasioned by such entry. Landlord shall at all times have and retain a key with which to unlock all of the doors in, on or about Premises (excluding Tenant's vaults, safes and similar areas designated in writing by Tenant in advance) and Landlord shall have the right to use any and all means which Landlord may deem proper to open said doors in an emergency in order to obtain entry to the Premises. Any entry to the Premises obtained by Landlord by any of said means, or otherwise, shall not be construed or deemed to be a forcible or unlawful entry into or a detainer of the Premises or an eviction, actual or constructive, of Tenant from the Premises, or any portion thereof.

   20.  EVENTS OF DEFAULT

        The occurrence of any one or more of the following events ("Events of Default") shall constitute a breach of this Lease by Tenant: (a) if Tenant shall fail to pay any Base Rent, Storage Space Rent, Tenant's Share of Increased Operating Expenses and Taxes or Additional Rent when and as the same become due and payable, or (b) if Tenant shall fail to pay any other sum payable under this Lease and as the same becomes due and payable and such failure shall continue for more than ten (10) days; or (c) if Tenant shall fail to perform or observe any other term hereof or of the rules and regulations described in Section 18 to be performed or observed by Tenant, such failure shall continue for more than thirty (30) days after notice thereof from Landlord and

Tenant shall not within such period commence with due diligence and dispatch the curing of such default, or, having so commenced, shall thereafter fail or neglect to prosecute or complete with due diligence and dispatch the curing of such default; or (d) if Tenant shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due or shall file a petition in bankruptcy, or shall be adjudicated as bankrupt or insolvent, or shall file a petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, or shall fail any answer admitting or shall fail timely to contest the material allegations of a petition filed against it in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of Tenant or any material part of its properties; or (e) if within thirty (30) days after the commencement of any proceeding against Tenant seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed, or if, within thirty
(30) days after the appointment without the consent or acquiescence of Tenant or of any material part of its properties, such appointment shall not have been vacated; or (f) if this Lease or any estate of Tenant hereunder shall be levied upon under any attachment or execution and such attachment or execution is not vacated within ten (10) days. Tenant's vacation of the Premises shall also constitute an Event of Default if: (i) Tenant is using the Premises for retail banking purposes prior to the vacation; or (ii) Tenant is otherwise in default under this Lease.

        21.     TERMINATION UPON DEFAULT

                If an Event of Default shall occur, Landlord at any time thereafter may give a written termination notice to Tenant, and on the date specified in such notice (which shall be not less than three (3) days after the giving of such notice) Tenant's right to possession and this Lease shall terminate, unless on or before such date all rent and other sums payable by Tenant under this Lease (together with interest thereon at the rate of twelve percent [12] per annum) and all costs been paid by Tenant and all other breaches of this Lease by Tenant at the time existing shall have been fully remedied. Upon such termination, Landlord may recover from Tenant: (a) the worth at the time of award of the unpaid rent which had been earned at the time of termination; (b) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; (c) the worth at the time of award of the amount by which the unpaid rent for the balance of the Term after the time of award exceeds the amount of such rental loss that Tenant proves could be reasonably avoided; and (d) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which results therefrom. The "worth at the time of award" of the amounts referred to in clauses (a) and
(b) above shall be computed by allowing interest at the rate of ten percent (10%) per annum. The worth at the time of award of the amount referred to in clause (c) above shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%). For the purposes of determining unpaid rent under clauses (a),
(b) and (c) above, the monthly rent reserved in this Lease shall be deemed to be the rent due under Sections 4 and 5 above, as adjusted by Section 6.

                Landlord also has the remedy described in California Civil Code
Section 1951.4 (Lessor may continue Lease in effect after Lessee's breach and abandonment and recover rent as it becomes due, if Lessee has the right to sublet or assign, subject only to reasonable limitations).

        22.     CONTINUATION AFTER DEFAULT

                Even though Tenant has breached this Lease and/or abandoned the Premises, this Lease shall continue in effect for as long as Landlord does not terminate Tenant's right to possession, and Landlord may enforce all of its rights and remedies under this Lease, including the right to recover rent as it becomes due under this Lease. Acts of maintenance or preservation or efforts to relet the Premises or the appointment of a receiver upon application of Landlord to protect Landlord's interest under this Lease shall not constitute a termination of Tenant's right to possession.

        23.     OTHER RELIEF

                The remedies provided for in this Lease are in addition to any other remedies available to Landlord at law or in equity by statute or otherwise.

        24.     PARKING

                Unless Tenant is in default hereunder, Tenant shall be entitled to rent up to four (4) Building parking spaces per 1,000 of rentable square feet in the Premises (to be rounded up to the nearest whole number of spaces), subject to a monthly parking fee for such spaces designated by Landlord for parking, with Landlord reserving the right to set and increase monthly parking fees for such spaces from time to time during the term of this Lease. Tenant may also rent, over a month-to-month basis, and subject to payment of said parking charges, additional parking spaces to the extent such spaces are available for renting to Tenant, as determined by Landlord. Landlord may assign any unreserved and unassigned parking spaces and/or make all or a portion of such spaces reserved, if it determines in its sole discretion that it is necessary for orderly and efficient parking. Tenant shall not use more parking than said number. If Landlord has not assigned specific spaces to Tenant, Tenant shall not use any spaces which have been so specifically assigned by Landlord to other tenants or for such other uses as visitor parking or which have been designated by governmental entities with competent jurisdiction as being restricted to certain uses. Tenant shall not permit or allow any vehicles that belong to or are controlled by Tenant or Tenant's employees, suppliers, shippers, customers, or invitees to be loaded, unloaded, or parking in areas other than those designated by Landlord for such activities except as may be expressly provided otherwise below. Up to ten (10) different third party messenger firms serving Tenant may park in the loading dock areas free of charge (and on a non-exclusive basis) between the hours of 6 A.M. to 9 P.M. Monday through Friday and from 8:00 A.M. to 1:00 P.M. on Saturdays (excluding Sundays and all holidays) provided that no more than five
(5) carriers may be parked at the same time and provided, further that no such courier shall remain parked for more than twenty (20) minutes. Such couriers may also park in non-reserved parking spaces in the Building parking garage from 6:00 P.M. to 9:00 P.M. Monday through Friday (excluding holidays) free of charge provided that no such courier shall remain parked for more than twenty
(20) minutes. If Tenant permits or allows any of the prohibited activities described in this Section 24, then Landlord shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Tenant, which cost shall be immediately payable upon demand by Landlord. Landlord reserves the right at any time to relocate such spaces within the Building parking areas and to substitute an equivalent number of parking spaces in the Building.

        Tenant shall submit a written notice in a form reasonably specified by Landlord containing the names, office addresses and telephone numbers of any specific persons who are authorized by Tenant to use the parking spaces on a monthly basis and the names, addresses and telephone numbers of the couriers described above (collectively, the "Authorized Users") and shall use its best efforts to identify each vehicle by make, model and license number. Such notice shall be served upon Landlord prior to the beginning of the Term. Such notice, as amended from time to time, is hereafter referred to as the "Parking Notice." No person or courier whose name, address, and phone numbers are not contained in the Parking Notice shall have any right to park an automobile in the area of the parking facilities designated for parking or permitted to be used for parking hereunder, and no person whether or not this name is included in the Parking Notice shall have any right to park an automobile not indentified in the Parking Notice without (in either case) paying the parking charge then applicable for daily parking in the parking facilities for the Building and parking in the area designated for daily parking.

        Tenant and Authorized Users shall comply with all rules and regulations as set forth in the Parking Rules and Regulations portion of the rules and regulations adopted by Landlord from time to time. Landlord may refuse to permit any person who violates the Parking Rules and Regulations to park in the parking facility, and any violation of the rules shall subject the car to removal. Tenant agrees to use its best efforts to acquaint all Authorized Users and visitors with the Parking Rules and Regulations.

        All responsibility for damage to cars is assumed by Authorized Users. Tenant shall repair or cause to be repaired at its sole cost and expense any and all damage to the parking facility or any part thereof caused by Tenant or its Authorized Users or resulting from vehicles of Authorized Users.

        Tenant and the couriers described above shall have the non-exclusive right to reasonably use the freight elevator near the loading dock area of the Building from 6:00 A.M. to 9:00 P.M. Monday through Friday and from 8:00 A.M. to 1:00 P.M. on Saturday.

        25.  RIGHT TO RELOCATE

             [INTENTIONALLY DELETED]

        26.  TRADE FIXTURES

        Subject to the provisions of Sections 7 and 8 hereof, Tenant shall install and maintain its trade fixtures on the Premises, provided that such fixtures, by reason of the manner in which they are affixed, do not become an integral part of the Building or Premises. Tenant, if not in default hereunder, may at any time or from time to time during the Term, or upon the expiration or earlier termination of this Lease, alter or remove any such trade fixtures so installed by Tenant. If not so removed by Tenant on or before the expiration or earlier termination of this Lease, Tenant, upon the request of Landlord so to do, shall thereupon remove the same. Any damage to the Premises caused by any installation, alteration or removal of such trade fixtures shall be promptly repaired at the expense of Tenant.

        27.  SUCCESSORS AND ASSIGNS

        Subject to the provisions hereof relating to assignment, mortgaging, pledging and subletting, this Lease shall bind the heirs, executors, administrators, successors and assigns of any and all the parties hereto.

        28.  TIME

        Time is of the essence of this Lease.

        29.  LANDLORD'S DEFAULT

        If Landlord shall default in the performance of any of its obligations under this Lease (including, without limitation, Landlord's obligations, if any, to maintain phone lines or other utility systems or equipment), Tenant shall have no right to pursue any remedies against Landlord, including, without limitation, termination of this Lease, unless and until Tenant shall have given Landlord written notice of the default and Landlord shall not have commenced the cure of such default within thirty (30) days after receipt of the notice, or thereafter shall not diligently prosecute the cure to completion; provided, however, that notwithstanding the foregoing, Landlord shall promptly use good faith, commercially reasonable reasonable efforts to promptly cure any Landlord default which results in the Premises or a material portion thereof becoming untenantable. Satisfaction of any money judgment obtained against Landlord shall be satisfied only out of: (i) proceeds of sale or disposition of Landlord's interest in the Building, whether by Landlord or by execution of judgment; or (ii) rentals and other payments from tenants in the Building.

   30.  TENANT'S LEASE OF OTHER SPACE IN BUILDING

        If Tenant leases space in the Building under a lease other than this Lease, then any default by Tenant under such other lease may be deemed by Landlord to be a default by Tenant under this Lease.

   31.  LANDLORD'S RIGHT TO CURE DEFAULTS

        All agreements and provisions to be performed by Tenant under any of the terms of this Lease shall be performed at Tenant's sole cost and expense and without any abatement of rent. If Tenant shall fail to pay any sum of money, other than rent, required to be paid by it hereunder or shall fail to perform any other act on its part to be performed hereunder and such failure shall continue for thirty (30) days after notice thereof by Landlord, Landlord may, but shall not be obligated so to do, and without waiving or releasing Tenant from any obligations of Tenant, make any such payment or perform any such other act on Tenant's part to be made or performed as provided in this Lease. All sums so paid by Landlord and all necessary incidental costs shall be deemed additional rent payable hereunder and shall be payable to Landlord on demand, and Landlord shall have (in addition to any other right or remedy of Landlord) the same rights and remedies in the event of the nonpayment thereof by Tenant as in the case of default by Tenant in the payment of rental.

   32.  ATTORNEYS' FEES

        If as a result of any breach or default in the performance of any of the provisions of this Lease, Landlord shall use the services of any attorney in order to secure compliance with such provisions or recover damages therefore, or to terminate this Lease or evict Tenant, Tenant shall reimburse Landlord upon demand for any and all reasonable attorneys' fees and expenses so incurred by Landlord, provided that if Tenant shall be the prevailing party in any legal action brought by Landlord against Tenant, Tenant shall be entitled to recover for the fees of its attorneys in such amount as the court may adjudge reasonable.

   33.  EMINENT DOMAIN

        Should the whole or any part of the Premises be condemned and taken by any competent authority for any public or quasi-public use or purpose, all awards payable on account of such condemnation and taking shall be payable to Landlord, and Tenant hereby waives all interest in or claim to said awards, or any part thereof, except that Tenant shall be entitled to retain any award specifically allocated and made to Tenant for loss of Tenant's personal property and trade fixtures. If the whole of the Premises shall be so condemned and taken, then this Lease shall terminate. If a part only of the Premises is condemned and taken and the remaining portion thereof is not suitable for the purposes of which Tenant had leased said Premises, Tenant shall have the right to terminate this lease. If by such condemnation and taking a part only of the Premises is taken, and the remaining part thereof is suitable for the purposes for which Tenant has leased said Premises, this lease shall continue, but the rental shall be reduced in an amount proportionate to the value of the portion taken as it related to the total value of the Premises. A voluntary sale of the building by Landlord to any public or quasi-public body, agency or person, corporate or otherwise, having the power of eminent domain, either under threat of condemnation or while condemnation proceedings are pending, shall be deemed to be taking under the power of eminent domain for purposes of this Section 33.

   34.  SUBORDINATION

        This Lease, at Landlord's option, shall be subordinate to any ground lease, mortgage, deed of trust, or any other hypothecation for security now or hereafter placed upon the Building and to any and all advances made on the security thereof and to all renewals, modifications, consolidations, replacements and extensions thereof. Notwithstanding such subordination, Tenant's right to quiet possession of the Premises shall not be disturbed if Tenant is not in default and so long as Tenant shall pay the rent and observe and perform all of the provisions of the Lease, unless this Lease is otherwise terminated pursuant to its terms. Landlord shall use good faith efforts, at no cost to Landlord, to obtain a commercially reasonable nondisturbance agreement in favor of Tenant from each of Landlord's lenders who hold a mortgage or deed of trust which encumbers the Building. If any mortgagee, trustee or ground landlord shall elect to have this Lease prior to the lien of its mortgage, deed of trust or ground lease, then this Lease shall be deemed prior to such mortgage, deed of trust or ground lease, whether this Lease is dated prior or subsequent to the date of said mortgage, deed of trust or ground lease or the date of recording thereof. Tenant agrees to execute any documents required to effectuate such subordination or to make this Lease prior to the lien of any mortgage, deed of trust or ground lease, as the case may be, and failing to do so within ten (10) days after demand, does hereby make, constitute and irrevocably appoint Landlord as

Tenant's attorney in fact and in Tenant's name, place and stead, to do so.

   35.  NO MERGER

        The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation thereof, shall not work at merger, and shall, at the option of Landlord terminate all or any existing subleases or subtenancies, or may, at the option of Landlord, operate as an assignment to it of any or all such subleases or subtenancies.

   36.  CONVEYANCE BY LANDLORD

        In the event the original Landlord hereunder, or any successor owner of the Building, shall sell, assign or transfer the Building, all liabilities and obligations on the part of the original Landlord, or such successor owner, under this Lease accruing thereafter shall terminate, and thereupon all such liabilities and obligations shall be binding upon the new owner. Tenant agrees to attorn to such new owner.

   37.  ESTOPPEL CERTIFICATE

        Tenant shall execute and deliver within ten (10) business days after written request by Landlord, a certificate certifying (a) that this lease is unmodified and in full force and effect (or, if there have been modifications, that this Lease is in full force and effect, as modified, and stating the date and nature of each modification), (b) the date, if any, to which rental and other sums payable hereunder have been paid, (c) that no notice has been received by Tenant of any default which has not been cured, except as to defaults specified in said certificate and (d) such other matters as may be reasonably requested by Landlord. Any such certificate may be relied upon by any prospective purchaser, mortgagee or beneficiary under any deed of trust of the Building or any part thereof. The failure of Tenant so to deliver such certificate within ten (10) business days after notice from Landlord that Tenant has failed to deliver such certificate within the ten (10) business day period shall be deemed to be a material breach of, and Event of Default under, this Lease.

   38.  NO LIGHT, AIR OR VIEW EASEMENT

        Any diminution or shutting off of light, air or view by any structure which may be erected on lands adjacent to the Building shall in no way affect this Lease or impose any liability on Landlord.

   39.  HOLDING OVER

        If Tenant holds over after the Term with or without the express or implied consent of Landlord, Tenant shall become a tenant from month to month upon the terms specified herein but at a monthly rent equivalent to one hundred and fifty percent (150%) of the then prevailing monthly rent paid by Tenant at the expiration of the Term payable in advance on or before the first day of each month and otherwise payable in accordance with the provisions of Sections 4 and 5 hereof. Each party shall give the other notice at least one month prior to the date of termination such monthly tenancy of its intention to terminate such tenancy.

   40.  ABANDONMENT

        In the event of the termination of this Lease by Landlord pursuant to
Section 21 hereof, Landlord may remove any property of Tenant from the Premises and store the same elsewhere for the account and at the expense and risk of Tenant, and if Tenant shall fail to pay the cost of storing such property after it has been stored for a period of ninety (90) days or more, Landlord may sell any or all such property at public or private sale, in such manner and at such times and places as Landlord in its sole discretion, may deem proper, without notice to or demand upon Tenant, for the payment of any part of such charges or the removal of any such property, and shall apply the proceeds of such sale: first, to the cost and expenses of such, including reasonable attorneys' fees actually incurred; second, to the payment of the cost of or charges for storing any such property; third, to the payment of any other sums of money which may then or thereafter be due to Landlord from Tenant under any of the terms thereof; and fourth, the balance, if any, to Tenant.

   41.  SECURITY DEPOSIT  None.

   42.  WAIVER

        The waiver by Landlord of any agreement, condition or provision herein contained shall not be deemed to be a waiver of any subsequent breach of the same or any other agreement, condition or provision herein contained, nor shall any custom or practice which may be observed by the parties in the administration of the terms hereof be construed to waive or to lessen the right of Landlord to insist upon the performance by Tenant in strict accordance with said terms. The subsequent acceptance of rental hereunder by Landlord shall not be deemed to be a waiver of any preceding breach by Tenant of any agreement, condition or provision of this Lease, other than the failure of Tenant to pay the particular rental so accepted, regardless of Landlord's knowledge of such preceding breach at the time of acceptance of such rental.

        43.  NOTICES

        All notices and demands which may or are required to be given by either party to the other hereunder shall be in writing and shall be deemed to have been fully given when deposited in the United States mail, certified or registered, postage prepaid, and addressed as follows: to Tenant at the address specified in the Basic Lease Information, or to such other place as Tenant may from time to time designate in a notice to Landlord; to Landlord c/o Haseko-Dunn Management Company, 350 S. Figueroa Street, Suite 141, Los Angeles, CA 90071 or to such other place as Landlord may from time to time designate in a notice to Tenant, or, in the case of Tenant, delivered to Tenant at the Premises. Tenant hereby appoints as its agent to receive the service of all dispossessory or distraint proceedings and notices thereunder the person in charge of or occupying the Premises at the time, and, if no person shall be in charge of or occupying the same, then such service may be made by attaching the same on the main entrance of the premises.

        44.  COMPLETE AGREEMENT

        There are no oral agreements between Landlord and Tenant affecting this Lease and this Lease supersedes and cancels any and all previous negotiations, arrangements, brochures, agreements and understandings, if any, between Landlord and Tenant with respect to the subject matter of this Lease. There are no representations between Landlord and Tenant other than those contained in this Lease and all reliance with repsect to any representations is solely upon such representations as are contained herein.

        45.  CORPORATE AUTHORITY

        If Tenant is a corporation, each of the persons executing this Lease on behalf of Tenant hereby covenants and represents and warrants that (a) Tenant is a duly authorized and validly existing corporations, (b) Tenant has and is qualified to do business in California, (c) Tenant has full right and authority to enter into this lease, and (d) each person executing this Lease on behalf of Tenant was authorized to do so.

        46.     ADDITIONAL PROVISIONS

                Tenant shall pay or cause to be paid before delinquency any and all taxes levied or assessed, and which may become payable during the term upon any of Tenant's leasehold property located in the Premises; except that which has been paid for by the Landlord and is standard of the Building. If any or all of Tenant's leasehold improvements, equipment, furniture, fixtures, and personal property are assessed with the Building, and cause any increase in the property taxes of the Building or any other tax levied on the Building, Tenant shall pay to Landlord its share of such taxes within ten (10) days after delivery to Tenant by Landlord of a statement in writing setting forth the amount of such taxes applicable to Tenant's property.

        47.     MISCELLANEOUS

                The words "Landlord" and "Tenant" as used herein shall include the plural as well as the singular. If more than one person or entity constitutes Tenant, the obligations thereunder imposed upon Tenant shall be joint and several. Time is of the essence of this Lease and each of all of its provisions. Submission of this instrument or examination or signature by Tenant does not constitute a reservation of or option for lease, and it is not effective as a lease or otherwise until execution and delivery by both Landlord and Tenant. The agreements, conditions and provision herein contained shall, subject to the provisions as to assignment, apply to and bind the heirs, executors, administrators, successors and assignees of the parties hereto. Tenant shall not, without the written consent of Landlord, use the name of the Building for any purpose other than as the address of the business to be conducted by Tenant in the Premises. All amounts of money payable by Tenant to Landlord hereunder, if not paid when due, shall bear interest from the date due until the due date paid at the rate of twelve percent (12%) per annum. If any provision of this Lease or any portion thereof is determined to be illegal or unenforceable, such determination shall not affect any other provision or portion of this Lease and all such other provisions and portions shall remain in full force and effect.

                This Lease shall be governed by and construed in accordance with the laws of the State of California.

   48.  EXHIBITS

        The exhibits and addendum, if any, specified in the Basic Lease Information are attached to this Lease and are incorporated herein by reference.

        IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first written above.

"TENANT":                               "LANDLORD":

                                        HASEKO CORPORATION,
                                        a Japanese corporation
METROBANK,
a California corporation                By: Haseko (California), Inc.,
                                            a California corporation,
By: R. Bulseco                              its authorized agent
    -------------------------
Name: Robert P. Bulseco
Title: President/Chief Administrative
       Officer
                                            By: Toru Nagayama
                                                ----------------------------
                                            Name: TORU NAGAYAMA
                                            Title: SENIOR EXECUTIVE VICE
                                                   PRESIDENT


                                        "MASTER LANDLORD"

                                        ROYAL INVESTMENT SYSTEMS
                                        (RIS) (03-07)/LOS ANGELES WORLD
                                        TRADE CENTER PARTNERSHIP

                                        By: Haseko (California), Inc.,
                                            a California corporation,
                                            its authorized agent

                                            By: Toru Nagayama
                                                ----------------------------
                                            Name: TORU NAGAYAMA
                                            Title: SENIOR EXECUTIVE VICE
                                                   PRESIDENT

        RIDER ATTACHED TO AND MADE A PART OF LEASE DATED JANUARY 21, 1994 BY AND BETWEEN HASEKO CORPORATION, AS LANDLORD, AND METROBANK, AS TENANT

   49.  LEASE AS SUB-SUBLEASE

        Supplementing Section 34, Tenant hereby acknowledges that Landlord has leased the Building and the land underlying the Building pursuant to a master lease (the "Master Lease") and that this Lease is actually a sub-sublease and is subject and subordinate to the Master Lease.

        If Landlord or the landlord under the Master Lease (the "Master Landlord") gives written notice to Tenant at Tenant's address for notices in
Section 43 hereof that Landlord is in default under the Master lease or that the Master Lease has expired or has been terminated, then provided that this Lease has not expired or terminated: (i) Tenant shall thereafter deliver all sums payable by Tenant under this Lease to Master Landlord at such address as Master Landlord may direct and otherwise in accordance with this Lease, and Landlord hereby unconditionally directs Tenant to so pay such sums upon such written notice to Tenant; and (ii) provided Tenant is not in default under this Lease after the giving of any applicable notice and the expiration of any applicable cure period and provided, further, that Tenant pays all sums payable under this Lease to Master Landlord in accordance with subsection (i) above and attorns to Master Landlord as the Landlord under this Lease, then Master Landlord shall observe and perform all of the obligations of Landlord to be observed and performed under this Lease for the remaining term of this Lease and shall not distrub or interfere with the quiet use, enjoyment and possession of the Premises by Tenant.

        Master Landlord's execution of this Lease shall constitute Master Landlord's approval of: (a) the provisions of the preceding sentence; and (b) the sub-subleasing of the Premises by Landlord to Tenant. Tenant hereby acknowledges and agrees that Tenant is not a third party beneficiary or intended beneficiary of the Master Lease.

   50.  STORAGE SPACE

        Tenant shall have the right from and after the Commencement Date upon at least thirty (30) days' prior written notice to Landlord to lease up to one hundred and fifty (150) rentable square feet of storage space capable of being locked by Tenant with a lock provided by Tenant and located on the "A" level of the Building parking garage in a location selected by Landlord and at a rental rate of seventy-five cents ($.75) per rentable square foot per month during the initial term of this Lease, and at the rate then charged by Landlord (and subject to increase) for storage space ("Storage Space rent"). Such Storage Space Rent shall be payable concurrently with monthly Base Rent. Landlord shall have no responsibility for the safety of any items stored in said storage space and shall have no obligation to supervise other tenants of the Building in connection therewith. Tenant shall have the right ot cancel its storage space upon six (6) months' prior written notice to Landlord. Tenant shall maintain the same insurance for the storage space as Tenant is requried to maintain for the Premises.

    51. STORAGE PRIOR TO COMMENCEMENT DATE

        Upon Landlord's delivery of possession of the Premises to Tenant prior to the Commencement Date, Tenant shall have the right to store its furniture in the Building at no charge at a location selected by Landlord and on such other reasonable terms and conditions as may be determined by Landlord.

    52. EXTENSION OPTION

        Tenant shall have one (1) option to extend the term of the Lease, for a period of five (5) years (the "Extension Term"), provided that the Tenant is not in default under any of the terms or provisions of the Lease at the time Tenant exercises the option and as of the beginning of the Extension Term and also provided that Tenant has not been in default on three (3) or more separate occasions during the term of this Lease. Tenant shall exercise the option by giving written notice of Tenant's exercised its option to Landlord at least nine (9) calendar months prior to the expiration of the term hereof. At the commencement of an Extension Term, the Base Rent shall be adjusted to be equal to ninety-five percent (95%) of the then Fair Market Rental Value (as defined below) of the Premises. If Landlord and Tenant cannot agree upon the Fair Market Rental Value of the Premises within sixty (60) days after Landlord's receipt of Tenant's notice exercising the option contained herein, Landlord and Tenant shall each appoint a "Qualified Arbitrator" (as defined below) within seven (7) business days after the expiration of the aforementioned sixty (60) day period. Such arbitrators shall confer and select a third Qualified Arbitrator (the "Neutral Arbitrator"), who alone shall determine the Fair Market Rental Value of the Premises. Should the two (2) arbitrators fail to select a third Qualified Arbitrator to act as the Neutral Arbitrator within seven (7) business days, the Neutral Arbitrator shall be designated pursuant to California Code of Civil Procedure Section 1281.6, as that Section may be amended or redesignated from time to time provided, however, that the Neutral Arbitrator. The determination of the Neutral Arbitrator shall be binding upon Landlord and Tenant. Landlord and Tenant shall bear the cost of the arbitrator appointed by such party and shall equally bear the cost of the Neutral Arbitrator. As used herein, the term "Qualified Arbitrator" shall mean a person who is a real estate broker or lease appraiser licensed by the State of California and who has not less than five (5) years' experience in commercial leasing, whether as a real estate broker or lease appraiser. The term "Fair Market Rental Rate" shall mean the annual amount per rentable square foot that a tenant would pay and a landlord would accept at arm's length, for a new five
(5) year Lease (for renewal space) for delivery on or about the commencement of the Extension Term, for comparable space int the Building and in other office buildings in the downtown Los Angeles area, similarly improved, giving appropriate consideration to annual rental rates per rentable square foot, the type of escalation clauses (including, but without limitation, operating expenses, real estate taxees and base years), rental abatement or free rent concessions, if any, brokerage commissions, the length of the Lease Term, size and location of the Premises being leased (including the floor level), building standard work letter and/or tenant improvement allowances, if any, and the date as of the which the Fair Market Rental Rate is to become effective.

    53. TERMINATION OPTION

        Provided Tenant is not in default as of the date Tenant exercises the termination option described in this Subsection 53(a) and as of April 30, 1999, then Tenant shall have the right to terminate this Lease as of April 30, 1999 by: (i) giving written notice to Landlord of Tenant's exercise of the Termination Option on or before August 1, 1998, and (ii) paying to Landlord on or before April 1, 1999, in immediately available funds, the sum of One Hundred and Eight Thousand and No/100 Dollars ($108,000.00).

    54. SPACE REDUCTION OPTION

        If Tenant shall not have exercised any termination option in accordance with Section 53 above, then Tenant shall have a one-time option after April 30, 1999 and prior to April 30, 2004 to elect upon ninety (90) days' prior written notice to Landlord to reduce the Premises by the space outlined on Exhibit "F" attached hereto provided: (i) concurrently with such notice, Tenant pays to Landlord in immediately available funds, the sum of Twenty One Thousand Six Hundred and No/100 Dollars ($21,600.00); (ii) Tenant is not in default under this Lease as of the date Tenant gives Landlord written notice of the space reduction and as of the date of the space reduction; and (iii) Tenant's notice specifies the effective date of the reduction. If Tenant elects to reduce the Premises by the space outlined on Exhibit "F", then: (a) the Base Rent and Tenant's Percentage Share of Operating Costs and Taxes shall be appropriately adjusted upon the effective date of the space reduction; and (b) promptly upon request from Landlord, Tenant shall execute any and all reasonable amendments to this Lease as may be required by Landlord in order to reflect said adjustments and the reduction in the space included in the Premises; and (c) Tenant shall have no further right to reduce the size of the Premises.

        55.     EXTRAORDINARY ALLOWANCE

                If Tenant does not exercise its Termination Option in accordance with Section 53 above, Landlord shall provide Tenant with an additional improvement allowance (the "Extraordinary Allowance") of up to $3.50 for each square foot of rentable space that is included in the Premises at the time the improvement work is completed. The Extraordinary Allowance shall be disbursed in the same manner and subject to the same conditions as disbursements of the Initial TI Allowance described in Paragraph 2.10 of the Work Letter attached hereto as Exhibit "B"; provided, however, that any portions of the Extraordinary Allowance that shall not have been disbursed prior to July 1, 2000 shall no longer be available for disbursement, but provided Tenant is not then in default, shall be automatically credited against the Base Rent next due.

        56.     EXPANSION OPTION

                During the Initial Term, and provided Tenant shall not have exercised its option to reduce the size of the Premises and shall not be in default under this Lease, then Tenant may lease Suite 172 of the Building upon the terms and conditions of this Lease (with appropriate adjustments to Tenant's Share of Operating Expenses and Taxes, and at a Base Rent equal to the Fair Market Value for Suite 172 and the failure of the existing tenant therein to renew said lease. On or before August 14, 1994 Tenant shall notify Landlord of its election to lease Suite 172. Landlord and Tenant shall meet within thirty
(30) days after Tenant gives such notice to determine the Base Rent for Suite 172, and if Landlord and Tenant shall not have agreed thereon within thirty
(30) days, then the Base Rent shall be determined by appraisal in accordance with the procedures set forth in this Lease for determination of the Base Rent for the Extension Terms.

        57.     RIGHT OF FIRST NEGOTIATION

                If the space described in Exhibit "G" attached hereto (the "Negotiable Space") becomes available for lease from Landlord, and Landlord elects in its sole discretion to Lease such space to an independent unaffiliated third party, then provided Tenant is not then in default hereunder and has not exercised its option to reduce the size of the Premises, then Tenant shall have a right of first negotiation (the "Right of First Negotiation") to negotiate with Landlord to lease such Negotiable Space. Within fifteen (15) days after Landlord elects in its sole discretion to lease such Negotiable Space, Landlord shall so advise Tenant by delivering to Tenant a notice thereof. In such notice, Landlord shall offer to Tenant the Negotiable Space on the same terms and conditions as Landlord intends to offer to any third party. Upon its receipt of such notice, Tenant shall have fifteen (15) days to accept or reject the Negotiable Space on such terms by delivering written notice of Tenant's decision to Landlord. If Tenant chooses not to exercise its Right of First Negotiation as to the Negotiable Space, Tenant shall be deemed to have waived and relinquished its Right to First Negotiation. If Tenant chooses not to exercise its Right of First Negotiation as to any Negotiable Space, Landlord may lease the Negotiable Space to any other tenant upon any terms and conditions, whether more or less favorable than Landlord's proposal as set forth in the notice specified in this Section to Tenant.

                                 EXHIBIT "A"

                             DIAGRAM OF PREMISES

                                  EXHIBIT A

                            [DIAGRAM OF PREMISES]


                              [CITY SPACES LOGO]


                                  METROBANK
City Spaces, Inc.             WORLD TRADE CENTER     [CITY SPACES LOGO]
Interior Planning and Design     FIRST FLOOR
87 N. Raymond Avenue
Suite 300
Pasadena, CA  91103
(818) 449-6222
Fax (818) 449-2775

                                EXHIBIT "A-1"


                        [DIAGRAM OF RELOCATION SPACE]

                                 EXHIBIT "B"

                           IMPROVEMENTS TO PREMISES


        1. General Provisions Relating to Preparation of Space Study and Construction Documents.

                1.1 Tenant and Landlord shall each cooperate with the other and with their representatives in the preparation of the space study ("Space Study"), the preparation of the plans and specifications ("Construction Documents") for the construction of the Premises for Tenant ("Tenant Improvements"), and construction of the Tenant Improvements.

                1.2 Tenant shall meet with Interni Design (the "Space Planner") in order that a Space Study showing the location of all partitions and doors may be prepared by the Space Planner, such space study to be approved by Tenant (which approval shall appear in writing on the Space Study in a form satisfactory to Landlord) and submitted to Landlord on or before seven (7) business days after the execution of this lease. Failure of Landlord to approve or disapprove in writing such Space Study (specifying the reasons for any disapproval) and the delivery of such approval or disapproval to Tenant within three (3) business days after receipt of the same shall be conclusively deemed an approval thereof. Landlord shall be reasonable in approving or disapproving the Space Study. If Landlord disapproves such Space Study, the Space Planner shall revise and resubmit the same ("First Revised Space Study") to Landlord for approval on or before seven (7) business days after receipt of Landlord's disapproval. Failure of Landlord to approve or disapprove in writing the First Revised Space Study (specifying the reasons for any disapproval) and the delivery of such approval or disapproval to Tenant within three (3) business days after receipt of the same shall be conclusively deemed approval thereof. If Landlord disapproves the First Revised Space Study, the Space Planner shall again revise and resubmit the same ("Scond Revised Space Study") to Landlord for approval. The procedure and timing for obtaining Landlord's approval of the Second Revised Space Study and any subsequent revised Space Study shall be the same as hereinabove provided for in the First Revised Space Study. Revision and resubmission of the Space Study is approved by Landload. Each revised Space Study submitted to Landlord for approval shall include thereon Tenant's written approval therof in a form satisfactory to Landlord.

                1.3 Within fifteen (15) business days after approval of the Space Study by Landlord, the Space Planner by Landlord, the Space Planner shall prepare and submit to Landlord for approval a complete set of Construction Documents Documents, which shall (i) be based upon the Space Study approved by Landlord, (ii) include Tenant's written approval thereof in a form satisfactory to Landlord, (iii) meet all items and contain all information necessary to obtain all building all building and other permits and governmental licenses required for the proper execution and completion of the Tenant Improvements and
(iv) include, without limitation, the location of doors, partitions, ceilings, lighting, heating, ventilation and air conditioning, electrical and telephone outlets, plumbing fixtures, heavy floor loads and any other special requirements, the "Finish Schedule" (as that term is hereinafter defined) and other construction detail. Tenant shall be required to utilize building standard windown coverings, dooors to exterior hallways and suite entrance detail, and no materials used in the Tenant Improvements shall be inferior to building standard quality, without first obtaining Landlord's written consent. In connection with the preparation of the Construction Documents, the Space Planner shall meet with the building engeinners designated by Landlord from time to time, who shall include, but not be limited to plumbing, electrical and mechanical engineers, in order that the engineering plans and/or specifications may be prepared for the Premises, which plans and/or specifications shall be part of the Construction Documents. For the purposes of this Exhibit "B", the term "Finish Schedule" shall mean the schedule prepared by the Space Planner which locates and specifies the colors, materials and special finishes, if any, for all wall and floor coverings. Failure of Landlord to approve or disapprove the Construction Documents in writing (specifying the reasons for any disapproval) within seven (7) business days after receipt of the Construction Documents shall be conclusively deemed an approval thereof by Landlord. If Landlord disapproves the Construction Documents, the Space Planner shall revise and resubmit the same ("First Revised Construction Documents") to Landlord for approval on or before five (5) business days after the receipt of Landlord's disapproval. Failure of Landlord to approve or disapprove in writing the First Revised Construction Documents (specifying the reasons for any disapproval) and the delivery of such approval or disapproval to Tenant within five (5) business days shall be conclusively deemed approval thereof. If Landlord disapproves the First Revised Construction Documents, the Space Planner shall again revise and resubmit the same ("Second Revised Construction Documents") to Landlord for approval. The procedure and timing for obtaining Landlord's approval of the Second Revised Construction Documents and any subsequent revised Construction Documents shall be the same as hereinabove provided for the First Revised Construction Documents. Revision and resubmission of the Construction Documents shall continue as set forth above until the Construction Documents are approved by Landlord. Each set of revised Construction Documents submitted to Landlord for approval shall include Tenant's written approval thereof in a form satisfactory to Landlord.

                1.4 Landlord's approval of matters relating to Tenant Improvements shall not release or relieve Tenant from its obligations pursuant to Section 2 of this Exhibit "B".

        2.      General Provisions Relating to Construction.

                2.1 Tenant shall cause the Tenant Improvements to be installed by a contractor approved by Landlord (the "Contractor") pursuant to the Construction Documents approved by Landlord. Tenant shall obtain three (3) bids for the construction of the Tenant Improvements in accordance with the Consruction Documents from licensed general contractors approved by Landlord, and shall deliver to Landlord a copy of the bids so obtained. Tenant shall pay Landlord a fee ("Supervision Fee") on account of the supervision of the Contractor equal to five percent (5%) of the amount of the the winning bid, which amount shall be added to and included in each of the bids delivered to Landlord; provided, however, that the allowanc described in Paragraph 2.10 below may be used to pay such Supervision Fee. Tenant shall within seven (7) business days of receipt of said bids either: (i) select a bid and notify Landlord in writing of the bid selected, or (ii) notify Landlord in writing of its disapproval of said bids and provide the Space Planner with a detailed list of revisions to the approved Construction Documents so as to reduce the cost of construction or more accurately reflect the scope of the work. Failure of Tenant to do either of the foregoing shall be conclusively deemed an approval of the lowest bid delivered to Landlord by Tenant. If Tenant disapproves said bids and submits to the Space Planner the revisions described in (ii) above, Tenant shall obtain revised bids for the construction of the Tenant Improvements in accordance with the revised Construction Documents from the three contractors who previously bid and shall deliver to Landlord a copy of the revised bids, each of which shall include the revised Supervision Fee (""First Revised Bids''). Tenant shall within three (3) business days of receipt of the First Revised Bids either (x) select one of the First Revised Bids in a writing delivered to Landlord, or (y) again provide the Space Planner with a detailed list of revisions to the approved Construction Documents so as to further reduce the cost of construction or more accurately reflect the scope of the work. Failure of Tenant to do either of the foregoing shall be conclusively deemed Tenant's approval of the lowest of the First Revised Bids. If Tenant disapproves the First Revised Bids and submits the revisions described in (y) above, Tenant shall again obtain from the three (3) contractors revised bids for the construction of the Tenant Improvements in accordance with the revised Construction Documents and deliver to Landlord a copy of the revised bids, each of which shall have added to and included with it a revised Supervision Fee ("Second Revised Bids"). The procedure and timing for obtaining Tenant's approval of one of the Second Revised Bids and any subsequent set of revised bids shall be the same as for the First Revised Bids. Revision and bidding of the Tenant Improvements shall continue as set forth above until a revised bid is approved by Tenant.

        2.2 No change in the Construction Documents shall be made ("Change Order") without the prior written consent of Landlord which shall not be unreasonably withheld. Tenant shall pay to Landlord a Supervision Fee equal to five percent (5%) of the cost of each Change Order, and, with respect to any Change Order of $2,500.00 or more, Tenant shall pay said Supervision Fee to Landlord upon Landlord's approval of the Change Order; however, such Supervision Fees may, in any event, be paid from the Initial TI Allowances at Tenant's request.

        2.3 Tenant shall cause the Contractor to perform its work diligently and in a first-class workmanlike manner in compliance with applicable laws and codes. Neither Landlord nor Landlord's contractors or consultants shall be liable for any direct or consequential damages resulting from delays in construction beyond the reasonable control of Landlord, including, but not limited to, strikes, availability of labor or materials, or delays by Tenant or anyone performing services on behalf of Tenant.

        2.4     All work shall be completed at the earliest possible date.

        2.5 Tenant agrees at Tenant's expense to obtain and maintain "All Risk" public liability insurance and workers' compensation insurance adequate to fully protect Landlord, as well as Tenant, from and against any and all liability for death or injury to persons or damage to property caused in or about the Premises from Tenant performing its obligations under the lease, including installation by Tenant of its fixtures and equipment and construction of the Tenant Improvements. Tenant shall deliver to Landlord prior to entering the Premises a certificate of insurance.

        2.6 "Tenant Delays" shall mean any delay caused by any violation by Tenant or its contractors of the Contractor Rules and Regulations attached hereto as Exhibit "B-1" or the document entitled "Landlord's Requirements for Tenant Improvements/Alterations to Leased Space by Tenant or Contractors Hired By Tenant" attached hereto as Exhibit "B-2" (and Tenant hereby agrees to comply with, and to cause its contractors to comply with, such rules and regulations and such document), any delay by Tenant in providing information for preparation or approval of the Space Study and/or Construction Documents in excess of the time periods provided, any delay caused by making revisions to the Space Study after the First Revised Space Study or making revisions to the Construction Documents after the First Revised Construction Documents, any delay caused by revisions or changes to approved Consruction Documents requested by Tenant, including, but not limited to, any delay caused by obtaining revised bids after submission to Tenant of the First Revised Bid, any delay in construction of the Tenant Improvements caused by Tenant, or any delay in performance or completion by any person employed or engaged by Tenant or by reason of building code problem arising from Tenant's design or requirements. The term "Landlord Delays" shall mean delays in the completion of the tenant improvements for the Premises (excluding the Relocation Space) caused solely by
(i) the acts or failures to act of Landlord, its agents or contractors that are not permitted by this Lease; (ii) delays due to the interference of Landlord, its agents or contractors with the completion of the tenant improvements, or the unjustified failure or refusal of any party thereof to permit Tenant, its agents and contractors, access to and use for the Building or any Building facilities or services, which access and use are required for the orderly and continuous performance of the work necessary to complete the tenant improvements; and (iii) delays due to Landlord's failure to complete the Base Building Work or to demolish the existing improvements in the Premises (other than the Relocation Space) on or before the date which is fifteen (15) days after execution of this Lease by Landlord and Tenant. "Force Majeure Delays" shall mean delays in the completion of the tenant improvements for the Premises (excluding the Relocation Space) caused solely by any order of any government, court or regulatory body claiming jurisdiction that is not caused by or related to Tenant; war, riot, or sabotage; inability to secure customary materials, supplies or labor through ordinary sources by reason of new regulation or order of any government or regulatory body; lighting, earthquake, fire storm, hurricane, tornado, flood, explosion or other similar casualty; or any similar cause beyond the reasonable control of the party from whom performance is required or any of its contractors or other representatives (except that it is expressly agreed that nothing contained in this definition of Force Majeure Delays or elsewhere in the Lease shall obligate Landlord to settle a strike or other labor dispute when it does not wish to do so).

        2.7 Tenant agrees that Tenant will accept the Premises in their current "AS-IS" condition, without representation or warranty, express or implied, except that on or before the date which is fifteen (15) days after the execution of this Lease by Landlord and Tenant, Landlord shall, at Landlord's cost and expense, demolish the existing tenant improvements and fixtures (including, without limitation, ceiling tiles and teller stations, but excluding the vault, vault walls and vault ceiling and all HVAC equipment and duct work) in the Premises (excluding the Relocation Space). Landlord shall use good faith efforts to cooperate with Tenant in a commercially reasonable manner, at no cost to Landlord, in connection with Tenant's obtaining governmental permits and approvals required for the tenant improvements.

        2.8 Upon substantial completion of the Tenant Improvements, Tenant shall commence and diligently complete the installation of its furniture, furnishings and equipment.

        2.9 The Tenant Improvements, including, but not limited to, the preparation of the Space Study and the Construction Documents, and all costs and expenses related thereto shall be at Tenant's sole cost and expense, except as otherwise provided in this Paragraph 2.9 and in Paragraphs 2.10 and 2.12 below. Tenant shall pay only one-half the cost of installing demising interior walls. Without cost or expense to Tenant, Landlord shall (i) bring electricity to the distribution point on the floor, (ii) bring a main air-conditioning duct to the perimeter of the Premises, and (iii) furnish construction sprinklers only.

        2.10 Landlord agrees to provide Tenant with an allowance in the amount of $246,987.00 (the "Initial TI Allowance") for the reasonable costs of constructing the Tenant Improvements pursuant to this Exhibit "B"; provided, however, that said $246,987.00 amount shall be increased by up to $1,500.00 of the reasonable, out-of-pocket costs (if any) incurred by Tenant in building the tenant improvements for the Relocation Space that would not have been incurred by Tenant if the Relocation Space had been delivered to

Tenant concurrently with all other portions of the Premises (as shown by evidence satisfactory to Landlord), and provided, further, that in no event shall more than an aggregate of $23,700 from the Initial TI Allowance be expended in connection with the preparation and revision of the Space Study and/or Construction Documents. The Initial TI Allowance shall be disbursed by Landlord from time to time, but not more than once each calendar month and no more frequently than every 30 days (and not when Tenant is in default), subject to normal construction loan disbursement conditions, including, without limitation, the conditions that Landlord receive a written request from Tenant approving the disbursement and the bills to be paid therewith, the appropriate mechanics lien releases from the contractors and materialmen to be paid with the disbursement, copies of the bills to be paid and a certification from Tenant that the work for which payment is requested complies with law and the approved Space Plans and Construction Documents, and that Landlord shall have verified that the work for which payment is requested shall have been completed in accordance with the approved Space Plans and Construction Documents.

        2.11 If any poriton of the Initial TI Allowance remains unused as of the Commencement Date, then provided Tenant is not in default under the Lease, Tenant may by written notice to Landlord given on or before May 15, 1994, elect to use the remainder (the "Remaining Allowance") in one or more of the following three ways: (i) obtain an abatement of the Base Rent next payable under the Lease in the amount of the Remaining Allowance; (ii) require Landlord to disburse the Remaining Allowance to Tenant from time to time but no more often than once each calendar month and no more frequently than over every 30 days, to pay for furniture in the Premises and/or Tenant's reasonable out of pocket costs directly relating to Tenant's moving into the Premises, subject to Landlord's receipt of copies of bills or receipts therefor and, with respect to furniture, that the furniture is located in and shall remain in the Premises during all or substantially all of the Term of the Lease. If Tenant does not make such a selection in accordance with this Paragraph 2.11, then provided Tenant is not in default, the Remaining Allowance shall be credited against the Base Rent next due.

        2.12 Landlord shall also provide to Tenant a moving allowance (the "Moving Allowance") of up to $7,283 for Tenant's reasonable, direct out-of-pocket costs of moving into the Premises, which shall be disbursed by Landlord from time to time, but not more often than once every calendar month and not more often than once every thirty (30) days upon Landlord's receipt of invoices showing the costs to be reimbursed and Landlord's receipt of reasonable evidence that such costs relate to Tenant's moving into the Premises. If any portion of the Moving Allowance remains undisbursed as of July 30, 1994, then Tenant shall receive an abatement of the Base Rent next due in an amount equal to said undisbursed portion of the Moving Allowance. Any and all Base Rent abatements to which Tenant may be entitled under this Lease which are based upon unused portions of the Moving Allowance shall be in addition to, and not in lieu of, any Base Rent abatements which are based on unused portions of the Initial TI Allowance; however, except as may be otherwise specifically provided in this Lease, Tenant shall have no right to any rent abatement, rent credit or rent offset.

                                EXHIBIT "B-1"

                               CONTRACTOR RULES
                               AND REGULATIONS

                                 EXHIBIT B-1

                       CONTRACTOR RULES AND REGULATIONS

1. Contractor, subcontractors, and materialsmen will check in and out with Building Security.

2. Contractor, subcontractors, and materialsmen will be appropriately dressed to work in an office environment: shirts with sleeves (T-shirts with company name are acceptable), pants (no shorts), work shoes with socks, and whatever other clothing as may be appropriate. No torn or worn-out clothing is permitted. Contractor personnel will display a courteous demeanor towards tenants, customers, visitors and general public. There is no smoking permitted in occupied offices. In addition, construction personnel are not to remain in the building after work hours.

3. Contractor, subcontractors, and materialsmen are responsible for cleaning the Job Site after meals are eaten. Alcoholic beverages and drugs are not to be brought into, or consumed in the building. Personnel appearing to be under the influence of either alcoholic beverages or drugs will not be allowed into the building. Violation of this regulation may subject this Contract to immediate cancellation.

4. Parking for all personnel must be arranged prior to commencement of work, and will be provided in designated areas only. Vehicles in unapproved areas will be subject to citation and towing without notice. Any costs assessed by the parking operator of the garage are the sole responsibility of the Contractors.

5. Contractor, subcontractors, and materialsmen personnel are to access the building by freight elevator only.

6. Contractor, subcontractors and materialsmen personnel are to use the restroom on the first (1st) floor only. The key may be checked out at the security desk.

7. Delivery of materials and use of loading dock, freight and passenger elevators must be scheduled with the Landlord's Agent prior to receipt of materials.

                Delivery Dock Hours:     Monday-Friday 7:00 A.M. to 5:00 P.M.
                Freight Elevator Hours:  Monday-Friday 6:00 A.M. to 6:00 P.M.

                Note: Other hours of access are available with prior arrangement.

8.      Building access hours:

                Monday-Friday:  6:00 A.M. to 10:00 P.M.
                Saturday:       8:00 A.M. to 6:00 P.M.
                Sunday:         10:00 A.M. to 6:00 P.M.

                Note: Other hours of access are available with prior arrangement.

9. Contractor, subcontractors and materialsmen are responsible for maintaining the condition of docks, elevators and corridors used. Contractor is responsible to protect floor and walls in corridors leading from the freight elevator to the entrance of the construction sight, as well as freight door jams.

10. All materials are to be stored at the Job Site or in designated storage areas. No materials are to be stored in corridors or in public areas. The Landlord's Agent may provide minimum secured storage for materials with prior arrangement.

11. Contractor, subcontractors and materialsmen must arrange access to areas other than Job Site at a minimum of 48 hours in advance.

12. All work areas are to be visually and materially protected from the tenants and general public. Radios or other excessive noise are not permitted. All Contractors will be held responsible for compliance with O.S.H.A. Rules and Regulations.

13. Toxic materials or odor-causing liquids are not to be used without prior scheduling with the Landlord's Agent, and prior notice to the tenants in suites adjacent to the Job Site.

14. All non-Job Site areas of the building are to be kept clean; dust, debris and materials are to be cleaned immediately. There is to be no tracking of material residue through corridors or public areas.

15. The Contractor and subcontractors are to ensure the Job Site is left broom clean at the completion of each scheduled work day. No trash or excess materials are permitted to remain on, in, or at the Job Site. Materials are to be disposed of in bins or by truck promptly, not staged or stored at the Job Site in any public or adjacent areas, nor disposed of in the building's trash receptacles.

16. Tool clean-up is permitted in janitorial/utility closets only; no clean-up is permitted in rest rooms.

17. Contractor is to furnish adequate protection against personal injury to employees and public while work is in progress. In addition, all equipment, furniture and supplies shall be protected from damage.

18. The work area may be occupied during construction, which may require the Contractor to move and relocate furniture, files, machinery and equipment during construction. Upon the completion of the work, the Contractor is to return all items relocated during the work to their original location.

19. All salvageable items removed during the course of the work that are to be reused in the job, whenever possible, are to be stored and maintained by the Contractor. All salvageable materials and items of value, as determined by Landlord's Agent, that are removed from the site, that are not to be reused in the work, shall remain the property of the Landlord's Agent, and shall be stored or disposed of as directed by the Landlord's Agent.

20. All work includes replacing, patching and finishing all adjacent surfaces or features displaced or disturbed in the performance of the work such as, but not limited to: acoustical tile, topset base, cove base, floor coverings, paint, etc. Upon completion of the work, there shall be no discrepancy between the new work and the existing work.

21. The Contractor shall not disable, interrupt or test any building utilities or systems without prior arrangement with the Agent, nor without the presence of Building Engineering personnel.

23. All Contractors are responsible for supplying the following tools or materials to the Job Site:

                a.      Ladders
                b.      Industrial vacuum cleaner
                c. Protection for corridor floor coverings, walls and ceilings from the Job Site to the elevators
                d.      Protection for the elevators and the Job Site

24. All anchoring of studs, drilling or coring of holes in concrete, applying carpet tack, and applying noxious materials (stains, fire-sealers, etc.) should be done after hours.

25. The Landlord's Agent is not responsible for providing any tools, equipment, materials or labor for the work.

26. The Contractor is responsible for the compliance to these rules and regulations by all his own personnel and those of his subcontractors, materialsmen and any other parties who may be employed for the performance and completion of the work.

                                EXHIBIT "B-2"

                         LANDLORD'S REQUIREMENTS FOR
                       TENANT IMPROVEMENTS/ALTERATIONS
                         TO LEASED SPACE BY TENANT OR
                         CONTRACTORS HIRED BY TENANT

                          [TO BE EXECUTED BY TENANT
                        CONCURRENTLY WITH THIS LEASE]

                                  LANDLORD'S
                            ALTERATIONS TO LEASED
                  BY TENANT OR CONTRACTOR(S) HIRED BY TENANT



The Tenant has certain requirements to provide information to the Landlord's Agent regarding any alteration to be performed in the leased premises by Tenant. Said information is to be submitted for approval by Landlord's Agent, which approval shall not be unreasonably withheld. Below is a listing of those requirements:

     1. Two sets of plans (a.k.a. working drawings) of the work to be performed, including details of connection to any building system (i.e. electrical, life-safety, plumbing, HVAC, etc). One set will be retained by Landlord's Agent. One set will be returned to Tenant, signed by Landlord's Agent, as the approval set of record.

     2.  List of all Contractors, sub-contractors and material suppliers.

     3. A copy of the Cotnractor's and sub-contractor's current construction license including expiration date and type.

     4. Certificates of Insurance from the Contractor, naming Landlord, Landlord's Agent and Tenant as Additional Insureds, and an adequate amount of liability coverage, specifically:

           a.  General & Public Liability, no less than $1,000,000.

           b.  Workers' Compensation not less than statutory requirements.

           c. Contractor's Business Liability (Umbrella) coverage of not less than $1,000,000.

Upon submittal to Landlord's Agent of the above items, landlord's Agent shall receive the plans, list of project participants and other documentation, and make recommendations. If any, for modifications and compliance with building standards, including materials, as well as proper connections to the building systems.

After obtaining approval from the Landlord's Agent, and prior to the commencement of work, the Tenant shall provide:

     2. Hold Harmless Agreements signed by the Tenant and the Tenant's Contractor for the purpose of indemnifying the Landlord, and the Landlord's Agent, from any liabilities, including but not limited to, items filed against the property by any and all General Contractors, sub-contractors and sub-sub-Contractors, material suppliers and laborers.

     3. A copy of the fully executed Contract for Work between Tenant and Contractor.

     4.  A copy of all required Municipal Building Permits.

The Tenant shall be responsible for instructing the Contractor and sub-contractors to follow the building's Rules and Regulations provided herewith. The tenant will then advice the Landlord's Agent of the commencement date of work, upon which notification the Landlord's Agent shall complete a Notice of Non-Responsibility for filing with the County Recorder's Office and posting on the job site. The Tenant shall provide Landlord with an anticipated payment schedule prior to the commencement of work.

During the performances of the work, if there is a change or addition of contractors, sub-contractors or material suppliers, the Tenenat shall immediately notify the Landlord's Agent, in writing, of the changes or addition. All the same qualifications shall apply to the changed or added parties.

In the event a preliminary Lien Notice or Lien Notice is received by the Tenant, Tenant shall immediately provide & copy of same to Landlord's Agent.

Landlord's Agent may, at its option, inspect the work in progress in insure that the building's minimum standards of quality of craftsmanship are maintained.

The tenant is responsible for coordinating with the office of the building, any access requirements for the contractor for the purpose of stocking the job, work to be performed in adjacent space, or connecting to or testing of base building systems which may disturb the normal operation of the building.

After completion of the alteration, Tenant shall obtain the completed Permit Job Card and a Temporary Certificate of Occupancy clearly indicating the City's Final Inspection by signature and date. Tenant shall subjit a copy of same to Landlord's Agent as evidence of the completed alteration.

Tenant shall, at the conclusion of all work, provide original Unconditional Lien Release documents to the Landlord's Agent demonstrating the payment of all outstanding invoices for the work.

Upon completion of the work, contractor is to provide Landlord's Agent with a set of "as-built" plans, cut abeats and specifications on all installed equipment, all warranties, and the stamped plancheck approved drawings with the permit signature card. These plans would include, but not be limited to: architectural, structural, electrical, plumbing and mechanical drawings as applicable.

If any reimbursement from Landlord's Agent is due tenant, copies of all paid invoices to all Contractors, sub-contractors and material suppliers must accompany above said original Unconditional Lien Releases from each. Landlord's Agent shall then reimburse Tenant's costs up to the agreed upon Tenant Improvement Allowances, less any costs Landlord or Landlord's Agent may have incurred in association with the performances of the work.

These requirements neither supersede or subjugate any of the terms and consitions of the Lease Agreement for the leased space.

AGREED.


  Metrobank
_________________________
  Tenant


_________________________
  By
  Robert P. Bulseco
  President/Chief Administrative Officer

  February 2, 1994
________________________
  Date

                                 EXHIBIT "C"

                           TERM COMMENCEMENT LETTER


Date:  ______________________

To:    ______________________
       ______________________
       ______________________
       ______________________

Re:    TERM/ACCEPTANCE OF Premises

        In accordance with Paragraph 2 of your lease dated January 31, 1994, please acknowledge your acceptance of possession of your Premises and your agreement that the Commencement Date of the lease is ________, 1994 (except for the Relocation Space, for which the Commencement Date [is ________, 1994] [has not yet been determined]) and the Termination Date of the lease is ________, 2004.

        Tenant hereby agrees to forward all necessary and normal day-to-day lease requirements, such as rent and other charges, Insurance Certificates, property tax payments, etc., to the following, unless otherwise designated by
Landlord:

                Haseko-Dunn Management Company
                350 South Figueroa Street
                Suite 141
                Los Angeles, California 90071

        Tenant hereby agrees with the dates set forth above and further acknowledges its acceptance of possession of the Premises.

TENANT:

METROBANK,
a California corporation

By: ________________________

Name: ______________________

Title: _____________________

                                 EXHIBIT "D"


                            RULES AND REGULATIONS


        1. The sidewalks, halls, passages, exits, entrances, elevators and stariways of the Building shall not be obstructed by any of the Tenants or used by them for any purpose other than for ingress to and egress from their respective Premises. The halls, passages, exits, entrances, elevators and stariways are not for the general public, and the Landlord shall in all cases retain the right to control and prevent access thereto of all persons whose presence in the judgment of Landlord would br prejudicial to the safety, character, reputation and interests of the Building and its Tenants, provided that nothing herein contained shall be construed to prevent such access to persons with whom any Tenant normally deals in the ordinary course of its business, unless such persons are engaged in illegal activities. No tenant and no employee or invitee of any Tenant shall go upon the roof of the Building without the prior written consent of Landlord.

        2. No signs, placard, picture, name, advertisement or notice, visible from the exterior of any Tenant's Premises shall be inscribed, paninted, affixed or otherwise displayed by any tenant on any part of the building without the prior written consent of Landlord. Landlord will adopt and furnish to Tenant general guidlelines relating to signs inside the Building on the office floors. Tenant agrees to conform to such guidelines, but may request approval of Landlord for modifications, which approval will not be unreasonably withheld. All approved signs or lettering on doors shall be printed, painted, affixed or inscribed at the expense of the Tenant by a person approved by Landlord, which approval will not be unreasonably withheld.

        3. All cooking equipment must be U.L. tested and be in compliance with all applicable federal, state and city laws, codes, ordinances, rules and regulations.

        4. No Tenant shall employ any person or persons other than the janitor of Landlord for the purpose of cleaning the Premises, unless otherwise agreed to by Landlord in writing. Except with the written consent of Landlord, no person or persons other than those approved by Landlord shall be permitted to enter the Building for the purpose of cleaning the same. No Tenant shall cause any unnecessary labor by reason of such Tenant's carelessness or indifference in the preservation of good order and cleanliness. Janitor services will not be furnished on nights when rooms are occupied after 9:30 p.m. unless, by agreement in writing, service is extended to a later hour for specifically designated rooms.

        5. Landlord will funish each Tenant free of charge with two keys to each door lock in the Premises. Landlord may make a reasonable charge for any additional keys. No Tenant shall have any keys made. No Tenant shall alter any key or install a new or additional lock or any bolt on any door of its Premises without the prior written consent of Landlord. Tenant shall in each case funish Landlord with a key for any such lock. Each Tenant, upon the termination of its tenancy, shall deliver to Landlord all keys to doors in the Building which shall have been furnished to Tenant.

        6. Landlord shall designate how all office equipment, furniture, appliances and other large object or property ("Equipment") shall be moved in or out of the Building. The persons employed to move such Equipment in or out of the Building must be acceptable to Landlord. Landlord shall have the right to prescribe the weight, size and position of all equipment brought into the building. Heavy objects shall, if considered necessary by Landlord, stand on wood strips of such thickness as is necessary to properly distribute the weight. Landlord will not be responsible for loss of or damage to any such Equipment from any cause, and all damage done to the Building by moving or maintaining such Equipment shall be repaired at the expense of Tenant.

        7. No Tenant shall use or keep in the Premises or the Building any kerosene, gasoline or inflammable or combustible fluid or material other than limited quantities thereof reasonably necessary for the operation or maintenance of office equipment, or, without Landlord's prior written approval, use any method of heating or air conditioning other than that supplied by Landlord. No Tenant shall use or keep or permit to be used or kept any foul obnoxious gas or substance in the Premises, or permit or suffer the Premises to be occupied or used in a manner offensive or objectionable to Landlord or to other occupants of the Building by reason of noise, odors or vibrations, or interfere in any way with other Tenants or those having business therein.

        8. Landlord shall have the right, exercisable without notice and without liablility to any Tenant, to change the name and street address of the Building; however, if Landlord requires Tenant to change the suite number for the Premises, then Landlord shall reimburse Tenant for reasonable out-of-pocket costs incurred by Tenant to alter Tenant's stationery and business cards to reflect such change upon receipt of copies of invoices showing such costs.

        9. Landlord reserves the right to exclude from the Building between the hours of 6 p.m. and 7 a.m. and at all hours on Sundays, legal holidays and on Saturdays, any person who, in Landlord's sole opinion has no legitimate business in the Building. Landlord shall in no case be liable for damages for any error with regard to the admission to or exclusion from the Building of any person. In the event of riot, invasion, public excitement or other circumstances rendering such action advisable in Landlord's opinion, Landlord reserves the right to prevent access to the Building during the continuance of the same by such action as Landlord may deem appropriate, including closing doors.

        10. The directory of the Building eill be provided for the display of the name and location of Tenants and a reasonable number of the principal officers and employees of Tenants, and Landlord reserves the right to exclude any other names therefrom. Any additional name which Tenant shall desire to place upon said bulletin board must first be approved by Landlord, and, if so approved, a charge will be made therefore.

        11. No curtains, draperies, blinds, shutters, shades, screens or other coverings, hangings or decorations shall be attachecd to, hung or placed in, or used in connection with any window of the Building without prior written consent of Landlord and such items shall be installed as instructed by Landlord.

        12. No tenant shall obtain for use in the Premises, ice, drinking water, food beverage, towel or other similar services, except in accordance with reasonable regulations as may be fixed by Landlord. Notwithstanding the foregoing, Tenant shall have the right to install and operate a bottled water machine, microwave, refrigerator, ice-maker, provided all are UL approved and installed in a manner acceptable to Landlord.

        13. Each Tenant shall see that the doors of its Premises are closed and locked and that all water faucets, water apparatus and utilities are shut off before Tenant or Tenant's employees leave the Premises, so as to prevent waste or damage, and for any default or carelessness in this regard Tenant shall make good all injuries sustained by other tenants or occupants of the Building or Landlord. All Tenants shall keep the doors to the Building corridors closed at all times except for ingress and egress.

        14. The toilet rooms, toilets, urinals, wash bowls, and other apparatus shall not be used for any purpose other than that for which they were construted, no foreign substance of any kind whatsoever shall be thrown therein and the expense of any breakage, stoppage or damage resulting from the violation of this rule shall be borne by the Tenant who, or whose employees or invitees, shall have caused it.

        15. Except with the prior written consent of Landlord, no Tenant shall sell, or permit the sale at retail, of newspapers, magazines, periodicals, theatre tickets or any other goods or merchandise to the general public in or on the Premises, nor shall any Tenant carry on, or permit or allow any employee or other person to carry on, the business or stenography, typewriting or any similar business in or from the Premises for the service or accommodation of occupants of any other portion of the Building, nor shall the Premises of any Tenant be use for manufacturing of any kind, or any business or activity other than that specifically provided for in such Tenant's lease.

        16. No Tenant shall install any radio or television antenna, loudspeaker, or other device on the roof or exterior walls of the Building, without landlord's prior written consent.

        17. There shall not be used in or about the Building, either by any Tenant or other, any hand trucks except those equipped with rubber tires and side guards or such other material-handling equipment as Landlord may approve. No other vehicles of any kind shall be brought by any Tenant into the Building or kept in or about the Premises.

        18. Each Tenant shall store all its trash and garbage within its Premises. No material shall be placed in the trash boxes or receptacles if such material is of such nature that it may not be disposed of in the ordinary and customary manner of removing and disposing of trash and garbage in the downtown Los Angeles area, without being in violation of any law or ordianance governing such disposal. All garbage and refuse disposal shall be made only through entry way and elevators provided for such purposes and at such times as Landlord shall designate.

        19. Canvassing, soliciting, distribution of handbills, or any other written material peddling in the

Building are prohibited, and each Tenant shall cooperate to prevent the same.

        20. Tenant agrees to abide all governmental rules and regualtions pertaining to thermostatic control of the temperature on the Premises as required by said governmental rules and regulations, and agrees to maintain and keep the temperature for heat at or below the maximum temperature allowed from time to time by said governmental rules and regulations. Tenant agrees to indemnify and hold Landlord free and harmless from any liability incurred by Landlord as a result of Tenant's failure to comply with said governmental rules reulations.

        21. The requirements of the Tenants will be attended to only upon application by telephone or in person at the office Landlord. Employees of Landlord shall not perform any work or do anything outside of their regular duties unless under special instructions from Landlord.

        22. Landlord may waive any one or more of these Rules and Regulations for the benefit of any particular Tenant or Tenants, but no such waiver by Landlord shall be construed as a waiver of such Rules and Regulations in favor of any other Tenant or Tenants, nor prevent Landlord from thereafter enforcing any such Rules and Regulations against any or all of the Tenants of the Building.

        23. These Rules and Regulations are in addition to, and shall not be construed to in any way modify or amend, in whole or in part, the terms, covenants, agreements and conditions of any lease of Premises in the Building.

        24. Landlord reserves the right to make such other reasonable Rules Regulations as in its judgment may from time to time be needed for the safety, care and cleanliness of the Building, and for the preservation of good order therein.

                                 EXHIBIT "E"

                              GUARANTY OF LEASE

                           [INTENTIONALLY DELETED]

                                 EXHIBIT "F"

                               SPACE SUBJECT TO
                            SPACE REDUCTION OPTION

                                  EXHIBIT F


                       [DIAGRAM OF 20% SPACE REDUCTION]

                                 EXHIBIT "G"


                               NEGOTIABLE SPACE

                                  EXHIBIT G



                                 [FLOOR PLAN]



                                  METROBANK
                              WORLD TRADE CENTER
                          RIGHT OF FIRST NEGOTIATION

                           FIRST AMENDMENT OF LEASE


        This FIRST AMENDMENT OF LEASE (the "First Amendment") is dated as of February 4, 1994 and is entered into by an between HASEKO CORPORATION, a Japanese corporation ("Landlord") and METROBANK, a California corporation ("Tenant") with the consent of ROYAL INVESTMENT SYSTEMS (RIS) (03-07)/LOS ANGELES WORLD TRADE CENTER PARTNERSHIP ""(Master Landlord").

                               R E C I T A L S

        A. Landlord and Tenant have entered into an Office Space Lease dated January 31, 1994 ("Lease") for Suite 180 ("Premises") in the building ("Building") located at 350 South Figueroa Street in Los Angeles, California.

        B. Landlord and Tenant desire to amend the Lease to adjust the commencement date of the Lease as to the entire Premises.

        In consideration of the foregoing recitals, the mutual convenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant hereby agree as follows:

1. Commencement Date. Section 2 of the Lease is hereby deleted in its entirety and the following is hereby substituted in lieu thereof:

        "2.     TERM.

                (a) The term of this Lease as to all of the Premises (including, without limitation, the Relocation Space) shall commence upon the later of: (i) May 1, 1994, as extended by one (1) day for each day that substantial completion of the tenant improvements for the Premises is delayed beyond May 1, 1994 solely as a result of "Landlord Delays" and "Force Majeure Delays" (as such capitalized terms is defined in Paragraph 2.6 of Exhibit "B" attached hereto); or (ii) the date which is the earlier of (a) the date on which Tenant substantially completes the tenant improvements for the Relocation Space, as determined by Landlord, or (b) the date which is forty-five (45) days after Landlord delivers the Relocation Space to Tenant with the existing tenant improvements in the Relocation Space demolished and removed.

                        (b) Notwithstanding the foregoing, Landlord shall not be obligated to deliver the Premises to Tenant until the latest of: (i) the date taht is five (5) days after the full execution of this Lease; or (ii) the date Tenant gives Landlord reasonable evidence that Tenant has obtained all of the insurance required to be maintained by Tenant under this Lease (including, without limitation, the insurance described in Section 2.5 of the Work Letter attached hereto as Exhibit "B"); or (iii) the date on which Landlord completes any and all demolition work which Landlord is required in this Lease to complete.

                        (c) All of the terms of this Lease, except for terms
                   requiring Tenant to pay Base Rent, Extraordinary Rent, Storage Space Rent, and Operating Expenses and Taxes, shall apply to any occupancy of all or any portion of the Premises by Tenant prior to the Commencemtn Date.

                        (d) Upon request by Landlord, given rom time to time,
                   Tenant shall confirm the Commencement Date and expiration date of this Lease in writing in the form attached hereto as Exhibit "C" and shall promptly return the same to Landlord."

2. Definitions. All capitalized terms used in this Fourth Amendment which are not defined herein shall have the same meanings as set forth in the Lease.

3. Construction; Reaffirmation. In the event of a conflict between the terms of the Lease and the terms of this First Amendment, the terms of this First Amendment shall govern and prevail. The Lease, as amended by this First Amendment, is hereby reaffirmed.

4. Governing Law. This First Amendment shall be construed in accordance with and governed by the laws of the State of California.

5. Entire Agreement. The Lease, as amended by this First Amendment, constitutes the entire agreement of Landlord and Tenant with respect to the subject matter thereof and supersedes any and all prior or contemporaneous written or oral agreements pertaining to said subject matter.

        Landlord and Tenant have executed this First Amendment as of the date and year first written above with the consent of the Master Landlord.

"TENANT":                               "LANDLORD":

METROBANK,                              HASEKO CORPORATION,
a California corporation                a Japanese corporation

By:    /s/ Robert P. Bulseco            By: Haseko (California), Inc.,
       ----------------------               --------------------------
Name:  Robert P. Bulseco                    a California corporation,
Title: President/Chief Administrative       its authorized agent
       Officer
                                            By:    /s/ Toru Nagayama
                                                   ------------------
                                            Name:  Toru Nagayama
                                            Title: Senior Executive
                                                   Vice President


                                        "MASTER LANDLORD":

                                        ROYAL INVESTMENT SYSTEMS
                                        (RIS) (03-07)/LOS ANGELES WORLD
                                        TRADE CENTER PARTNERSHIP

                                        By: Haseko (California), Inc.,
                                            ---------------------------
                                            a California corporation
                                            its authorized agent

                                            By:    /s/ Toru Nagayama
                                                   -------------------
                                            Name:  Toru Nagayama
                                            Title: Senior Executive
                                                   Vice President